Filed Pursuant to Rule 424(b)(4)
Registration No. 333-124117
13,500,000 Shares
Pike Electric Corporation
Common Stock

          This is the initial public offering of our common stock. We are offering 10,000,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 3,500,000 shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders. The initial public offering price is $14.00 per share.
      Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “PEC”.
       Investing in our common stock involves risks. See “Risk Factors” beginning on page 12 to read about factors you should consider before buying shares of our common stock.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

			Proceeds, Before	Proceeds, Before
	Initial Public	Underwriting	Expenses, to Pike	Expenses, to the
	Offering Price	Discount	Electric Corporation	Selling Stockholders

Per Share	$14.00	$0.98	$13.02	$13.02
Total	$189,000,000	$13,230,000	$130,200,000	$45,570,000
      One of the selling stockholders has granted the underwriters an option to purchase from it up to an additional 2,025,000 shares to cover over-allotments at the initial public offering price less underwriting discounts and commissions.

      The underwriters expect to deliver the shares to purchasers on August 1, 2005.

Citigroup	JPMorgan

Robert W. Baird & Co.	Friedman Billings Ramsey

The date of this prospectus is July 26, 2005.

Ice Storm Damage Emergency Power Restoration Underground Distribution Duct Bank Repair Maintenance Overhead Distribution Power Pole Replacement w/Helicopter Assist Overhead Transmission Helicopter Assist

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PROSPECTUS SUMMARY
      The following is a summary of some of the information contained in this prospectus. It may not contain all the information that is important to you. To understand this offering fully, you should read carefully the entire prospectus, including the risk factors and the financial statements.
      In this prospectus, the terms “Pike,” “we,” “us” and “our” refer to Pike Electric Corporation and its subsidiaries and their respective predecessors in interest, unless the context otherwise requires.
      In this prospectus, unless we specifically state otherwise, the financial data we present are our actual consolidated historical financial data, which include Red Simpson, Inc., or Red Simpson, only from July 1, 2004, the date we acquired that company; references to our pro forma financial data for the year ended June 30, 2004 are to our pro forma financial data for that year, which include Red Simpson on a pro forma basis as if the acquisition had been consummated on July 1, 2003 for income statement purposes; and the operating data for all periods that we present represent the combined operations of Pike and Red Simpson.
Business
      We are one of the largest third-party providers of outsourced electric distribution and transmission services in the United States. Our core activities consist of the maintenance, upgrade and extension of electric distribution and sub-500 kilovolt, or kV, transmission powerlines for more than 150 electric utilities, cooperatives and municipalities. We service a contiguous 19-state region that stretches from Pennsylvania in the north to Florida in the southeast and to Texas in the southwest. Historically, our growth has been almost entirely organic, driven by the steady addition of new customers and the further expansion of existing customer relationships. Through our fiscal year ended June 30, 2004, our revenues grew at a ten-year compounded annual growth rate, or CAGR, of 10.6%, almost exclusively on an organic basis. On July 1, 2004, we acquired Red Simpson, which significantly expanded our service territory and operating scale and added multiple long-term customer relationships. For the year ended June 30, 2004, our pro forma revenues, after giving effect to the Red Simpson acquisition, were $552.5 million.
      We focus on the distribution and sub-500 kV transmission sector of the electric infrastructure services industry, which we believe to be the largest and most attractive sector in the industry. Based on data from Edison Electric Institute, distribution spending represented $11.4 billion of the $15.5 billion of total spending by investor-owned utilities on electric distribution and transmission in 2003. Moreover, expenditures on distribution are generally more stable than those for heavy transmission infrastructure, which tend to be characterized by distinct, large, one-time projects. We derive over 90% of our revenues under master service arrangements, under which we are paid either on an hourly basis or for each unit of work completed, rather than under the competitively-bid, fixed-price contracts typically associated with large-scale transmission construction projects. In addition to our core distribution and transmission services, we also offer storm restoration services and a variety of value-added ancillary services.
      The breadth and quality of our service offering, combined with our ability to mobilize and deliver emergency restoration services on a large scale, have resulted in long-standing relationships with many of our customers. We have maintained relationships of 30 years or longer with nine of our top 15 customers.
      As of May 15, 2005, we employed a non-union workforce of over 6,700 employees, many of whom occupy highly skilled positions. Our workforce is supported by a large, modern fleet consisting of over 6,000 pieces of specialized vehicles and equipment.

Competitive Strengths
      We believe our significant competitive strengths are as follows:

•	Leading Pure-Play Provider of Electric Distribution and Transmission Infrastructure Services. We are one of the largest providers of services to electric utilities, cooperatives and municipalities; and, after the completion of the rebranding of the Red Simpson business to Pike, we will be one of the few service providers of scale in our industry that operates under a single, well-recognized brand over a contiguous geographic area.

•	Outsourced Services-Based Business Model. We provide vital services to electric utilities, cooperatives and municipalities, which have increased their reliance on outsourcing the maintenance and improvement of their distribution and transmission systems to third-party service providers. Over 90% of our revenues are derived under master service arrangements. We do not derive a significant portion of our revenues from fixed-price agreements relating to large-scale capital improvement projects.

•	Attractive, Contiguous End Markets. We operate in a contiguous geographic market that includes the southeastern and south central United States. Our markets have exhibited strong population growth and increases in electricity consumption, which have increased demand for our services. Moreover, the contiguous nature of our service territory provides us with significant benefits by increasing our operating efficiency and our flexibility to respond to our customers’ needs.

•	Recognized Leader in Storm Restoration Capabilities. Our 19-state market includes the prime “storm territories” of the southeastern and south central United States. Throughout our market, we are a leading provider of emergency services for storm restoration.

•	Long-Standing Relationships Across a High-Quality Customer Base. We have a diverse, well capitalized customer base that includes over 150 electric companies throughout our service territory. We employ a customer-focused philosophy that has resulted in long-standing customer relationships. After giving effect to the Red Simpson acquisition, our relationships with our top 15 customers average approximately 33 years.

•	Experienced Management Team with Demonstrated Operational Excellence. Our strong management has led us to operational excellence, as demonstrated by our continuing success in effectively growing our business, managing our costs, supervising our workforce, deploying our fleet and integrating Red Simpson. Members of our senior management have been with us for an average of approximately 19 years and obtained significant operating experience prior to being promoted to their current positions.

•	Major Investments in Fleet and Safety. We have made significant investments in our business to support our continued growth. In addition to investing in our fleet, substantially all of which we own, we have invested in our employee safety and development programs, establishing training and safety programs certified by the Department of Labor.

Business Strategy
      We strive to be our customers’ service provider of choice and to expand our leadership position in the outsourced services sector of the electric infrastructure industry, while continuing to increase our revenues and profitability. In order to accomplish these goals, we intend to pursue the following strategies:

•	Increased Penetration Within Our Existing Service Territory. We intend to continue to increase our penetration and market share within our existing service territory, by expanding our existing customer relationships, attracting new customers and pursuing selective acquisitions. We believe our quality service, modern fleet, regional presence, storm restoration capabilities and strong safety record will enable us to develop our business with both existing and prospective customers as they continue to further outsource their servicing needs.

•	Expand Our Service Territory. We intend to continue to grow our business by seeking new opportunities from our existing customers that have operations outside our current service territory, capturing new customers in other geographic markets and pursuing selective acquisitions. We also have been successful in acquiring new customers after providing storm restoration services to them.

•	Continued Focus on Distribution and Sub-500 kV Transmission. We will continue to focus on the maintenance, upgrade and extension of electric distribution and sub-500 kV transmission powerlines. By focusing on the distribution and sub-500 kV transmission sector of the industry and providing high quality services to our customers, we believe that we will be in a position to capture a significant share of the expected increased amount of work in this market sector.

•	Capitalize on Favorable Long-Term Industry Trends. We believe that we are well positioned to benefit from expected long-term industry trends, which are described in more detail in “Industry Overview.”

•	Growth in demand for electricity. We believe that demand for our services will be driven in part by increased demand for electricity due to expected growth in electricity consumption and population in the southeastern and south central United States, which have grown at higher rates in recent years than the rest of the country.

•	Increased outsourcing of infrastructure services. We intend to actively pursue opportunities provided by the continuing trend by electric companies to increase their reliance on outsourcing the maintenance and improvement of their electric distribution and transmission systems.

•	Inadequacy of current electric infrastructure. To the extent spending on the current electric infrastructure increases as expected, we believe we will have increased opportunities to provide sub-500 kV transmission and distribution upgrade and ongoing maintenance services.

•	Continued Focus on Operating Efficiency and Customer Service. We intend to use the scale and scope of our capabilities to achieve higher levels of operating efficiency and productivity while further enhancing our customer service. Additionally, we intend to use our modern fleet, repair and maintenance capabilities and skilled workforce to increase our cost competitiveness so that we may profitably win new business.
Risks Related to Our Business
      Although we believe that focusing on the key areas set forth above will provide us with opportunities to reach our goals, you should consider a number of risks and uncertainties that may affect our financial and operating performance that are discussed under “Risk Factors” and elsewhere in this prospectus.
Red Simpson Acquisition
      On July 1, 2004, we acquired all of the outstanding stock of Red Simpson. Founded in 1963, Red Simpson was an electric transmission and distribution services provider in the south central United States. The total cash purchase price was $194.2 million, net of cash acquired. We financed the acquisition through the issuance of $71.0 million in new common equity to some of our existing stockholders and $123.2 million of new indebtedness under our senior credit facility, which we refinanced in connection with the transaction.
      Our acquisition of Red Simpson represented a significant contiguous expansion for us. Prior to the acquisition, we had a limited presence in Texas and Louisiana. By acquiring Red Simpson, we were able to achieve our strategic goal of expanding into the south central United States. In addition, although our market slightly overlapped with Red Simpson’s, only two of our top 10 customers overlapped. Accordingly, the acquisition of Red Simpson not only added new customers but also decreased our combined exposure to our largest customer.
2004 Recapitalization
      In December 2004, we undertook a recapitalization. As part of this recapitalization, we borrowed an additional $150.0 million under our existing senior credit facility, $127.5 million of which was used to repurchase shares of our common stock and options in December 2004 and $20.0 million of which was used to redeem all of the outstanding shares of our Series A preferred stock in January 2005. We refer to this transaction as the “2004 recapitalization.”

      We were incorporated in North Carolina in 1968 and reincorporated in Delaware on July 1, 2005. To effect the reincorporation, Pike Holdings, Inc., our predecessor, merged with and into a newly created wholly owned subsidiary, Pike Electric Corporation, which was formed in Delaware for the sole purpose of effecting the reincorporation. Our principal executive offices are located at 100 Pike Way, Mount Airy, NC 27030. Our telephone number is 336-789-2171. Our World Wide Web site address is www.pike.com. Information contained on our Web site or that can be accessed through our Web site is not incorporated by reference in this prospectus. You should not consider information contained on our Web site or that can be accessed through our Web site to be part of this prospectus.

The Offering

Common stock offered by us	10,000,000 shares

Common stock offered by the selling stockholders	3,500,000 shares

Common stock to be outstanding after the offering	31,832,864 shares

Use of proceeds	We will receive approximately $126.0 million in net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use $4.0 million of the net proceeds of the common stock offered by us to terminate the management advisory services agreement described in “Related Party Agreements” and the balance of the net proceeds to ratably repay a portion of the outstanding borrowings under the Tranche B term loan and Tranche C term loan that form a part of our senior credit facility. See “Use of Proceeds” for more information about our use of the proceeds from this offering.

We will not receive any proceeds from the sales of our common stock by the selling stockholders in the offering.

New York Stock Exchange symbol	PEC
      The number of shares of common stock to be outstanding after this offering is based on the 21,484,454 shares outstanding as of March 31, 2005, plus 348,410 shares we intend to issue to a selling stockholder upon exercise of options and the 10,000,000 shares offered by us in this offering. In this prospectus, references to the number of shares of common stock offered and to be outstanding after the completion of this offering do not include:

•	2,025,000 additional shares of common stock that the underwriters have a right to purchase from one of the selling stockholders within 30 days after the date of this prospectus to cover over-allotments;

•	1,477,125 shares issuable upon the exercise of stock options granted pursuant to our 2002 Stock Option Plan A and outstanding as of March 31, 2005 and having a weighted average exercise price of $4.85 per share;

•	1,080,406 shares issuable upon the exercise of stock options granted pursuant to our 2002 Stock Option Plan B and outstanding as of March 31, 2005 and having a weighted average exercise price of $4.85 per share; and

•	1,750,000 shares reserved for issuance under our 2005 Omnibus Incentive Compensation Plan, including 161,607 shares of restricted stock and options to purchase 969,643 shares of common stock at the offering price being granted to certain members of our management upon consummation of this offering.
      The number of shares of common stock outstanding as of March 31, 2005 and the other share and per share information in this prospectus have been adjusted to give effect to the conversion of each of our shares into 14.76 common shares in connection with our reincorporation.

Summary Historical and Pro Forma Financial Data
      The table below provides a summary of our historical financial data for each of the three years in the period ended June 30, 2004 and for the nine-month periods ended March 31, 2004 and 2005. We derived the statement of operations data and other data for the three years in the period ended June 30, 2004 from our audited financial statements included elsewhere in this prospectus. We derived the statement of operations data and other data for the nine-month periods ended March 31, 2004 and 2005 and the balance sheet data as of March 31, 2005 from our unaudited financial statements included elsewhere in this prospectus.
      Our unaudited financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of this data in all material respects. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.
      The table below also includes our pro forma as adjusted statement of operations data for the year ended June 30, 2004 and the nine months ended March 31, 2005 and our as adjusted balance sheet data as of March 31, 2005. The information included in the “Pro Forma As Adjusted” column of the statement of operations and other data for the year ended June 30, 2004 has been adjusted to give effect to the following as if they had occurred on July 1, 2003:

•	the acquisition of Red Simpson;

•	the 2004 recapitalization;

•	the sale of 10,000,000 shares of our common stock in this offering and the use of the net proceeds from this offering as described in “Use of Proceeds”; and

•	the expected issuance of 348,410 shares to a selling stockholder upon exercise of options.
      The information included in the “Pro Forma As Adjusted” column of the statement of operations and other data for the nine months ended March 31, 2005 has been adjusted to give effect to the 2004 recapitalization, the sale of 10,000,000 shares of our common stock in this offering, the 348,410 shares that we expect to issue to a selling stockholder upon exercise of options and the use of the net proceeds from this offering as described in “Use of Proceeds” as if they had occurred on July 1, 2004.
      The balance sheet data presented in the “As Adjusted” column of the table below reflect the sale of 10,000,000 shares of our common stock in this offering, the 348,410 shares that we expect to issue to a selling stockholder upon exercise of options and the use of the net proceeds from this offering as described in “Use of Proceeds” as if they had occurred on March 31, 2005.
      The unaudited pro forma as adjusted and as adjusted financial data do not purport to present what our actual financial position or results would have been if the events described above had occurred as of the dates indicated and are not necessarily indicative of our future financial position or results.
      You should read this summary financial data together with “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Condensed Financial Data,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and accompanying notes included elsewhere in this prospectus.

							Pro Forma
				Pro Forma			As Adjusted
				As Adjusted	Nine Months Ended		Nine Months
	Year Ended June 30,			Year Ended	March 31,		Ended
				June 30,			March 31,
	2002	2003	2004	2004	2004	2005(1)	2005(1)

		(audited)		(unaudited)	(unaudited)		(unaudited)
	(in thousands, except share and per share amounts)
Statement of operations data:
Revenues	$273,235	$297,514	$356,697	$552,495	$263,058	$524,247	$524,247
Cost of operations	225,280	247,204	300,313	468,013	223,520	428,073	428,073

Gross profit	47,955	50,310	56,384	84,482	39,538	96,174	96,174
General and administrative expenses(2)	14,176	16,783	18,812	32,452	14,050	33,506	28,164
Recapitalization expenses(3)	10,893	386	—	—	—	—	—
(Gain) loss on sale of property and equipment	(4)	539	265	265	105	256	256

Income from operations	22,890	32,602	37,307	51,765	25,383	62,412	67,754
Other expense (income):
Interest expense(4)	2,802	11,862	9,192	15,533	6,754	34,265	32,990
Other, net(5)	(267)	(46)	(19)	(428)	(17)	(94)	(94)

Total other expense	2,535	11,816	9,173	15,105	6,737	34,171	32,896
Income tax expense	9,519	8,335	11,276	14,517	7,588	17,429	20,049

Income from continuing operations	10,836	12,451	16,858	$22,143	11,058	10,812	14,809

Loss from discontinued operations, net of taxes(6)	324	621	330		384	—	—

Net income	$10,512	$11,830	$16,528		$10,674	$10,812	$14,809

Decrease in redemption value of mandatorily redeemable preferred stock(7)	—	12,071	—		—	—	—

Net income available to common stockholders	$10,512	$23,901	$16,528		$10,674	$10,812	$14,809

Basic net income per share available to common stockholders(8)	$0.18	$0.98	$0.68		$0.44	$0.36	$0.47

Diluted net income per share available to common stockholders(8)	$0.18	$0.98	$0.68		$0.44	$0.36	$0.47

Other data:
Net cash from continuing operations provided by (used in):
Operating activities	$33,155	$33,878	$31,460		$21,763	$50,717
Investing activities	(15,287)	(15,131)	(41,771)		(37,011)	(233,393)
Financing activities	(24,742)	(14,258)	9,985		10,000	177,812
Capital expenditures	20,184	21,227	35,678		30,638	40,769
EBITDA from continuing operations(9)	40,319	50,273	56,783	$87,815	39,742	90,706	$96,048
Adjusted EBITDA(9)	51,412	51,659	57,783	96,126	40,492	104,291	104,291
Employees (at period end)	3,742	3,951	4,847		4,512	6,397

	As of March 31, 2005

	Actual	As Adjusted

	(unaudited)
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$73	$73
Working capital	86,747	86,747
Property and equipment, net	282,417	282,417
Total assets	586,356	584,526
Total debt, including current portion	408,000	286,050
Total stockholders’ equity	14,408	126,865

(1)	For the nine months ended March 31, 2005, our statement of operations data reflect (i) the acquisition of Red Simpson on July 1, 2004 and (ii) a substantial increase in our storm restoration revenues as compared to historical levels. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Overview — Services.”

(2)	General and administrative expenses include the management fees paid to an affiliate of Lindsay Goldberg & Bessemer L.P. under our management advisory services agreement. In connection with this offering, we agreed to terminate the management advisory services agreement for aggregate consideration of $4.0 million, to be paid at the closing of this offering.

(3)	Recapitalization expenses represent costs incurred in connection with the 2002 sale of approximately 88% of the equity ownership in our company to Lindsay Goldberg & Bessemer and its affiliates. We refer to this transaction as the “2002 recapitalization.”

(4)	Interest expense includes the mark-to-market gains or losses on our interest rate derivatives and amortization of deferred loan costs. In addition, in fiscal 2004 and 2005, interest expense includes the changes in the redemption value of our Series A preferred stock and the write-off of unamortized deferred loan costs resulting from prepayments of debt.

(5)	Other, net consists primarily of interest income.

(6)	Loss from discontinued operations, net of taxes, represents losses from our industrial division, which ceased operations during the year ended June 30, 2004.

(7)	The $12.1 million decrease in the redemption value of our Series A preferred stock during fiscal 2003 occurred because we adjusted the carrying value of the Series A preferred stock to $5.4 million from its original carrying value of $17.5 million at issuance in accordance with the terms of the Series A preferred stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Year Ended June 30, 2004 Compared to Year Ended June 30, 2003.”

(8)	Per share numbers have been adjusted to give effect to the conversion of each of our common shares into 14.76 common shares in connection with our reincorporation in Delaware on July 1, 2005.

(9)	“EBITDA from continuing operations” represents net income before interest, taxes, depreciation, amortization and loss from discontinued operations, net of taxes. “Adjusted EBITDA” represents EBITDA from continuing operations before other unusual and/or nonrecurring charges. The majority of these charges relate to our acquisition of Red Simpson or our 2004 recapitalization. The charges are described in more detail in the footnotes below. EBITDA from continuing operations and Adjusted EBITDA do not represent and should not be considered as alternatives to net income or cash flow from operations, as determined under U.S. generally accepted accounting principles, or GAAP. We use EBITDA from continuing operations and Adjusted EBITDA to facilitate operating performance comparisons from period to period. We believe EBITDA from continuing operations facilitates company to company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. We further believe that EBITDA from continuing operations is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results. We use Adjusted EBITDA as a supplemental measure to assess our performance because it excludes unusual and/or nonrecurring charges that are included in EBITDA. We present Adjusted EBITDA because we believe that it is useful for investors to analyze disclosures of our operating results on the same basis as that used by our management. EBITDA from continuing operations and Adjusted EBITDA are not necessarily comparable to other similarly titled financial measures of other companies due to the potential inconsistencies in the method of calculation. In addition, EBITDA, as defined under our senior credit facility, is not calculated in the same manner as the EBITDA from continuing operations and Adjusted EBITDA figures presented in this table. For a description of our senior credit facility, see “Description of Senior Credit Facility.”
      EBITDA from continuing operations and Adjusted EBITDA have limitations as analytical tools, and you should not consider them either in isolation or as substitutes for analyzing our results as reported under GAAP. Some of these limitations are:

•	EBITDA from continuing operations and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA from continuing operations and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA from continuing operations and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	EBITDA from continuing operations and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA from continuing operations and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	as described above, Adjusted EBITDA does not reflect certain charges related to our acquisition of Red Simpson or our 2004 recapitalization, including discontinued deferred compensation, discontinued performance bonuses, recapitalization expenses, option buyback expense and restricted stock expense. It is possible, however, that we could incur similar charges in the future if we were to complete future acquisitions or recapitalizations. In addition, the management fees that we exclude from our calculation of Adjusted EBITDA have been incurred in each of the periods presented; and

•	other companies in our industry may calculate EBITDA from continuing operations and Adjusted EBITDA differently, limiting their usefulness as comparative measures.

      Because of these limitations, EBITDA from continuing operations and Adjusted EBITDA should not be considered as the primary measures of our operating performance or as measures of discretionary cash available to us to invest in the growth of our business. The following is a reconciliation of EBITDA from continuing operations and Adjusted EBITDA to net income, the most directly comparable GAAP performance measure:

							Pro Forma
				Pro Forma			As Adjusted
				As Adjusted	Nine Months Ended		Nine Months
	Year Ended June 30,			Year Ended	March 31,		Ended
				June 30,			March 31,
	2002	2003	2004	2004	2004	2005	2005

	(in thousands)
Net income	$10,512	$11,830	$16,528	$21,813	$10,674	$10,812	$14,809
Add:
Interest expense	2,802	11,862	9,192	15,533	6,754	34,265	32,990
Income tax expense	9,519	8,335	11,276	14,517	7,588	17,429	20,049
Depreciation and amortization(a)	17,162	17,625	19,457	35,622	14,342	28,200	28,200
Loss from discontinued operations, net of taxes	324	621	330	330	384	—	—

EBITDA from continuing operations	40,319	50,273	56,783	87,815	39,742	90,706	96,048
Add:
Discontinued deferred compensation(b)	—	—	—	6,629	—	4,768	4,768
Discontinued performance bonus(c)	—	—	—	1,682	—	1,116	1,116
Discontinued management fees(d)	200	1,000	1,000	—	750	1,125	—
Recapitalization expenses(e)	10,893	386	—	—	—	—	—
Option buyback expense(f)	—	—	—	—	—	4,217	—
Restricted stock expense(g)	—	—	—	—	—	2,359	2,359

Adjusted EBITDA	$51,412	$51,659	$57,783	$96,126	$40,492	$104,291	$104,291

(a)	Amortization represents the amortization of intangible assets (for example, customer contracts, customer relationships and non-compete agreements) acquired through our purchase of Red Simpson. This amortization is included in both cost of operations and general and administrative expenses.

(b)	Discontinued deferred compensation represents amounts accrued for deferred compensation we agreed to pay certain Red Simpson supervisors and managers in connection with the Red Simpson acquisition. We recently amended the agreements regarding these deferred compensation payments and, as a result, we will record a one-time compensation expense of approximately $18.0 million in the fourth quarter of the year ended June 30, 2005 and will not accrue deferred compensation charges in future periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Other Events — Deferred Compensation in Connection with Our Acquisition of Red Simpson.”

(c)	Discontinued performance bonus reflects bonuses that were paid to certain members of Red Simpson’s management and were discontinued in connection with the Red Simpson acquisition.

(d)	Reflects the management fees paid to an affiliate of Lindsay Goldberg & Bessemer under our management advisory services agreement. In connection with this offering, we agreed to terminate the management advisory services agreement for aggregate consideration of $4.0 million, to be paid at the closing of this offering.

(e)	Recapitalization expenses refers to transaction costs incurred in 2002 and 2003 in connection with the 2002 recapitalization.

(f)	Option buyback expense refers to a $4.2 million charge recorded in the nine months ended March 31, 2005 arising from the repurchase of common stock options as part of our 2004 recapitalization. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Other Events — 2004 Recapitalization.”

(g)	In connection with the acquisition of Red Simpson, we agreed to permit two members of Red Simpson’s management to convert an aggregate of approximately $3.3 million of unvested deferred compensation into shares of restricted common stock valued at approximately $2.0 million. In connection with this transaction, we recognized compensation expense of approximately $1.3 million in the nine-month period ending March 31, 2005 equal to the excess of the accelerated deferred compensation amount over the fair value of the stock acquired by those persons. We accelerated an amount of deferred compensation in excess of the value of the restricted stock purchased by such individuals to pay the individuals’ income taxes arising from such transaction. The restricted stock expense adjustment consists of this $1.3 million of compensation expense, a $0.8 million charge arising from the repurchase of a portion of this restricted stock as a part of our 2004 recapitalization and a $0.3 million non-cash compensation expense resulting from the vesting of a portion of the remaining restricted stock.

RISK FACTORS
      You should carefully consider the following risks and other information in this prospectus before deciding to invest in shares of our common stock. The following risks and uncertainties could materially adversely affect our business, financial condition or operating results. In this event, the trading price of our common stock could decline and you could lose part or all of your investment.
Risks Related to Our Business

We derive a significant portion of our revenues from a small group of customers. The loss of one or more of these customers could negatively impact our business and results of operations.
      Our customer base is highly concentrated. Our top ten customers accounted for approximately 56.8% and 47.4% of our revenues for the nine months ended March 31, 2005 and the year ended June 30, 2004, respectively, and approximately 49.9% of our total revenues for the year ended June 30, 2004 on a pro forma basis after giving effect to the acquisition of Red Simpson. Sales to Duke Power Company, our largest customer, accounted for approximately 19.5% of our total revenues for the year ended June 30, 2004 and approximately 12.6% of our total revenues for the year ended June 30, 2004 on a pro forma basis after giving effect to the acquisition of Red Simpson. For the nine months ended March 31, 2005, sales to Duke Power accounted for 11.3% of our total revenues. However, the decline in the percentage of our total revenues attributable to Duke Power for the nine months ended March 31, 2005 as compared to the year ended June 30, 2004 on a pro forma basis was due to our unusually high level of storm restoration revenue in the nine months ended March 31, 2005.
      We believe that we will continue to rely on a relatively small group of customers, including Duke Power, for a substantial portion of our revenues for the foreseeable future. We may not be able to maintain our relationships with our significant customers. The loss of, or reduction of our sales to, any of our major customers could materially and adversely affect our business and results of operations.

Our customers often have no obligation to assign work to us and many of our arrangements may be terminated on short notice. As a result, we are at risk of losing significant business on short notice.
      Most of our customers assign work to us under master service arrangements. Under these arrangements, our customers generally have no obligation to assign work to us and do not guarantee service volumes. Most of our customer arrangements, including our master service arrangements, may be terminated by our customers on short notice. In addition, many of our customer arrangements, including our master service arrangements, are open to competitive bidding at the expiration of their terms. As a result, we may be displaced on these arrangements by competitors from time to time. Our business and results of operations could be materially and adversely affected if our customers do not assign work to us or if they cancel a number of significant arrangements and we cannot replace them with similar work.

We may not be able to successfully integrate Red Simpson with our operations or to realize the anticipated benefits of the acquisition.
      We acquired Red Simpson on July 1, 2004. This was a significant acquisition for us and substantially expanded our business, service territory, workforce and scope of operations. We are in the process of integrating the operations of Red Simpson into our business, including rebranding Red Simpson’s business under the Pike Electric brand and transitioning Red Simpson’s operations into our accounting and information systems. We may not be able to complete the integration of Red Simpson successfully or institute the necessary systems and procedures, including accounting and information systems, to manage the combined enterprise on a profitable basis. In addition, our management may not be able to successfully manage the combined entity and effectively implement our operating or growth strategies. Furthermore, the future operations of the combined company may pose different and greater challenges than our management has experienced in the past and may require substantial attention from our management, which may limit the amount of time available to be devoted to our day-to-day operations or to the execution of our business strategy. Our pro forma financial results included in this prospectus cover periods during which Red Simpson and Pike were not under common control or management and, therefore, may not be indicative of our future consolidated financial or operating results. Any failure to successfully complete the integration of Red Simpson or to realize the anticipated benefits of the acquisition could have a material adverse effect on our business, results of operations and financial condition.

Our storm restoration services are highly volatile and unpredictable, which could result in substantial variations in, and uncertainties regarding, the levels of our financial results from period to period.
      Our storm restoration services are highly volatile and uncertain due to the unpredictable nature of weather-related events. For the years ended June 30, 2000, 2001, 2002, 2003 and 2004, our revenues generated from storm restoration services were $21.6 million, $25.3 million, $7.0 million, $46.6 million and $43.0 million, respectively, and our average annual storm restoration service revenues for the five years ended June 30, 2004 were $28.7 million. For the nine months ended March 31, 2005, our storm restoration revenues increased substantially to $146.9 million due to the extraordinary Florida hurricane season. This unusually high level of storm restoration revenues in the nine months ended March 31, 2005 is not indicative of the amount of storm restoration revenue that we can be expected to earn in any future period. Our historical results of operations have varied between periods due to the volatility of our storm restoration revenues. The levels of our future revenues and net income may be subject to significant variations and uncertainties from period to period due to the volatility of our storm restoration revenues. In addition, our storm revenues are offset in part by declines in our core powerline services because we staff storm restoration mobilizations in large part by diverting resources from our powerline services.

Our business is subject to numerous hazards that could subject us to substantial monetary and other liabilities. If accidents occur, they could materially and adversely affect our business and results of operations.
      Our business is subject to numerous hazards, including electrocutions, fires, natural gas explosions, mechanical failures, weather-related incidents, transportation accidents and damage to equipment we work on. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and other consequential damages and could lead to suspension of operations, large damage claims and, in extreme cases, criminal liability.
      Our safety record is an important consideration for our customers. If serious accidents or fatalities occur, we may be ineligible to bid on certain work, and existing service arrangements could be terminated. In addition, if our safety record were to deteriorate, our ability to bid on certain work could be adversely impacted. Further, regulatory changes implemented by the Occupational Safety and Health Administration, or OSHA, could impose additional costs on us. Adverse experience with hazards and claims could have a negative effect on our reputation with our existing or potential new customers and our prospects for future work.

Our current insurance coverage may not be adequate, and we may not be able to obtain insurance at acceptable rates, or at all.
      We maintain various insurance policies, including general liability, automotive liability and workers’ compensation. We are partially self-insured under all of our policies, and our insurance does not cover all types or amounts of liabilities. Our insurance policies are subject to substantial deductibles of $1,000,000 per occurrence. We are not required to, and do not, specifically set aside funds for our self-insurance programs. At any given time, we are subject to multiple workers’ compensation and personal injury claims. We maintain substantial loss accruals for workers’ compensation claims, and our workers’ compensation and insurance costs have been rising for several years notwithstanding our emphasis on safety. Our insurance policies may not be adequate to protect us from liabilities that we incur in our business.
      In addition, due to a variety of factors such as increases in claims, a weak economy and projected significant increases in medical costs and wages, insurance carriers may be unwilling to provide the current levels of coverage without a significant increase in collateral requirements to cover our deductible obligations. Furthermore, our insurance premiums may increase in the future and we may not be able to obtain similar levels of insurance on reasonable terms, or at all. Any such inadequacy of, or inability to obtain, insurance coverage at acceptable rates, or at all, could have a material adverse effect on our business, financial condition and results of operations.

Demand for some of our services is cyclical and vulnerable to industry and economic downturns, which could materially and adversely affect our business and results of operations.
      The demand for infrastructure services has been, and will likely continue to be, cyclical in nature and vulnerable to general downturns in the U.S. economy. If the general level of economic activity deteriorates, our customers may delay or cancel expansions, upgrades, maintenance and repairs to their systems. A number of other factors, including the financial condition of the industry, could adversely affect our customers and their ability or willingness to fund capital expenditures in the future. We are also dependent on the amount of work that our customers outsource. During downturns in the economy, our customers may determine to outsource less work resulting in decreased demand for our services. Furthermore, the historical trend toward outsourcing of infrastructure services may not continue as we expect. In addition, consolidation, competition or capital constraints in the electric power industry may result in reduced spending by, or the loss of, one or more of our customers. These fluctuations in demand for our services could materially and adversely affect our business and results of operations, particularly during economic downturns. Economic downturns may also adversely affect the pricing of our services.

In March 2004, Grant Thornton LLP, or Grant Thornton, Red Simpson’s independent registered public accounting firm, reported a material weakness in Red Simpson’s internal control over financial reporting that, if not remedied, could adversely affect our internal controls and have a negative effect on the trading price of our stock.
      In March 2004, in connection with the audit of Red Simpson’s financial statements for the year ended December 31, 2003, Grant Thornton, the independent registered public accounting firm for Red Simpson, reported to Red Simpson’s management a matter that is a “significant deficiency” and a “material weakness” in Red Simpson’s internal control over financial reporting. Under the current standards of the Public Company Accounting Oversight Board, a significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. A material weakness in internal control is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
      The material weakness reported by Grant Thornton in March 2004 is the difficulty Red Simpson’s management experienced in applying accounting principles and recording journal entries, as well as preparing its financial statements and financial disclosure related to its annual report. Specifically, Red Simpson’s management experienced difficulty in providing accurate, timely and sufficient disclosure and/or documentation of the following: accrued insurance claim liabilities, amortization of goodwill and intangible assets, deferred compensation liability, income tax accruals and financial statement footnote disclosure. As a result, Red Simpson recorded numerous prior period and current year adjustments to properly state current year activity and balances. Grant Thornton recommended that greater emphasis be placed on reviewing and assessing the issues that may arise in connection with applicable accounting and financial reporting, and encouraged management to understand applicable accounting principles and review all disclosures that are included in Red Simpson’s financial statements to ensure proper understanding of the accounting issues and disclosures.
      As described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Other Events — Internal Control Over Financial Reporting at Red Simpson,” since the acquisition, we have begun to augment our controls over the Red Simpson business, and we have implemented procedures for monthly account reconciliations and reviews of accounting estimates at Red Simpson. However, upon the completion of this offering, we will have had only limited operating experience with the improvements we have made to date. Although we believe we have addressed the material weakness with the remedial measures we have implemented, the measures we have taken to date and any future measures may not remediate the material weakness reported by Grant Thornton, and we may not be able to implement and maintain effective internal control over financial reporting in the future. Ernst & Young LLP, our independent registered public accounting firm, has not evaluated the measures we have taken to address the material weakness described above and has not evaluated the effectiveness of our internal controls. In addition, additional material weaknesses or significant deficiencies in our internal controls may be discovered in the future.
      Any failure to remediate the material weakness reported by Grant Thornton or to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure also could affect the ability of our management to certify that our internal controls are effective when it provides an assessment of our internal control over financial reporting pursuant to rules of the Securities and Exchange Commission, or the SEC, under Section 404 of the Sarbanes-Oxley Act of 2002, when they become applicable to us beginning with our Annual Report on Form 10-K for the year ending June 30, 2007, and could affect the results of our independent registered public accounting firm’s attestation report regarding our management’s assessment pursuant to those rules. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Failure to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business, operating results and stock price.
      Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to achieve and maintain adequate internal controls, our business and operating results could be harmed. We are also beginning to evaluate how to document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules of the SEC, which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and our independent registered public accounting firm to issue a report on that assessment beginning with our Annual Report on Form 10-K for the year ending June 30, 2007. During the course of this documentation and testing, we may identify significant deficiencies or material weaknesses that we may be unable to remediate before the requisite deadline for those reports. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information and the trading price of our stock could drop significantly.

To be successful, we need to attract and retain qualified personnel, and any inability to do so would adversely affect our business.
      Our ability to provide high-quality services on a timely basis requires an adequate supply of skilled electricians, linemen and managers. Accordingly, our ability to increase our productivity and profitability will be limited by our ability to employ, train and retain skilled personnel necessary to meet our requirements. Many companies in our industry are currently experiencing shortages of qualified personnel, and we may not be able to maintain an adequate skilled labor force necessary to operate efficiently. Our labor expenses may also increase as a result of a shortage in the supply of skilled personnel, or we may have to curtail our planned internal growth as a result of labor shortages. We may also spend considerable resources training employees who may then be hired by our competitors, forcing us to spend additional funds to attract personnel to fill those positions. If we are unable to hire and retain qualified personnel in the future, there could be a material adverse effect on our business, operating results or financial condition.

We are dependent on our senior management and other key personnel, the loss of which could have a material adverse effect on our business.
      Our operations, including our customer relationships, are dependent on the continued efforts of our senior management and other key personnel including, in particular, our chief executive officer, J. Eric Pike. Although we have entered into or intend to enter into employment agreements with our chief executive officer and certain other key employees, we cannot be certain that any individual will continue in such capacity for any particular period of time. We do not maintain key person life insurance policies on any of our employees. The loss of any member of our senior management or other key personnel, or the inability to hire and retain qualified management and other key personnel, could have a material adverse effect on our business, financial condition and results of operations.

Our industry is highly competitive and we may be unable to compete effectively, retain our customers or win new customers, which could result in reduced profitability and loss of market share.
      We face intense competition from subsidiaries or divisions of five national companies, approximately eight regional companies and numerous small, owner-operated private companies. We also face competition from the in-house service organizations of our existing or prospective customers, some of which employ personnel who perform some of the same types of services we provide. We compete primarily on the basis of our reputation and relationships with customers, safety and execution record, geographic presence and the breadth of service offerings, pricing and the availability of qualified personnel. Certain of our competitors may have lower cost structures and may, therefore, be able to provide their services at lower rates than we can provide. Many of our current and potential competitors, especially our competitors with national scope, also may have significantly greater financial, technical and marketing resources than we do. In addition, our competitors may succeed in developing the expertise, experience and resources to compete successfully and in marketing and selling new services better than we can. Furthermore, our existing or prospective customers may not continue to outsource services in the future or we may not be able to retain our existing customers or win new customers. The loss of existing customers to our competitors or the failure to win new customers could materially and adversely affect our results of operations, margins and cash flow.

We may be unsuccessful at acquiring companies or at integrating companies that we may acquire, and as a result, we may not achieve the expected benefits and our profitability could materially suffer.
      One of our growth strategies is to consider acquisitions of additional electrical distribution and transmission services providers, both within and outside of our current service territory, when attractive opportunities arise. We expect to face competition for acquisition candidates, which may limit the number of acquisition opportunities and may lead to higher acquisition prices. We may not be able to identify, acquire or profitably manage additional businesses or to integrate successfully any acquired businesses without substantial costs, delays or other operational or financial problems. Further, acquisitions involve a number of special risks, including failure of the acquired business to achieve expected results, diversion of management’s attention, failure to retain key personnel of the acquired business and risks associated with unanticipated events or liabilities, some or all of which could have a material adverse effect on our business, financial condition and results of operations. In addition, we may not be able to obtain the necessary acquisition financing or we may have to increase our indebtedness in order to finance an acquisition. If we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted, which could affect the market price of our stock. Our future business, results of operations and financial condition could suffer if we fail to implement successfully our acquisition strategy.

We have a substantial amount of indebtedness incurred under a senior credit facility, which may restrict our business and operations, adversely affect our cash flow and restrict our future access to sufficient funding to finance desired growth.
      As of March 31, 2005, after giving effect to this offering and the intended use of proceeds, we would have had outstanding indebtedness of approximately $286.1 million, which would have represented approximately 69.3% of our total capitalization. As of March 31, 2005, we also had availability of $46.9 million under the $70.0 million revolving portion of our senior credit facility (after giving effect to outstanding standby letters of credit of approximately $23.1 million). We estimate that our debt service will be $15.8 million for the year ended June 30, 2006, consisting solely of interest payments. After giving effect to this offering and our existing interest rate swap and cap agreements, a hypothetical change in the interest rate of 100 basis points on our indebtedness as of March 31, 2005 would have changed annual cash interest expense by approximately $2.4 million.
      Having this substantial amount of indebtedness (i) makes us more vulnerable to adverse changes in general economic, industry and competitive conditions, (ii) limits our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our strategy or other purposes and (iii) places us at a disadvantage compared to our competitors who have less debt. Furthermore, our interest expense could increase if interest rates rise because our debt under our senior credit facility bears interest at floating rates. We dedicate a substantial portion of our cash flow to pay principal and interest on our debt. If we do not have sufficient earnings to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, which we may not be able to do on commercially reasonable terms or at all.
      As of March 31, 2005, all of our total indebtedness consisted of a senior credit facility with a group of financial institutions secured by substantially all of our assets. The terms of the credit facility include customary events of default and covenants that limit us from taking certain actions without obtaining the consent of the lenders. In addition, our credit facility requires us to maintain certain financial ratios, as described in “Description of Senior Credit Facility,” and restricts our ability to incur additional indebtedness. These restrictions and covenants limit our ability to respond to changing business and economic conditions and may prevent us from engaging in transactions that might otherwise be considered beneficial to us, including strategic acquisitions.
      A breach of our senior credit facility, including any inability to comply with the required financial ratios, could result in a default under that credit facility. In the event of any default under our credit facility, the lenders thereunder would be entitled to accelerate the repayment of amounts outstanding, plus accrued and unpaid interest. Moreover, these lenders would have the option to terminate any obligation to make further extensions of credit under our credit facility. In the event of a default under our credit facility, the lenders thereunder could also proceed to foreclose against the assets securing such obligations. In the event of a foreclosure on all or substantially all of our assets, we may not be able to continue to operate as a going concern.

During the ordinary course of our business, we may become subject to lawsuits or indemnity claims, which could materially and adversely affect our business and results of operations.
      We have in the past been, and may in the future be, named as a defendant in lawsuits, claims and other legal proceedings during the ordinary course of our business. These actions may seek, among other things, compensation for alleged personal injury, workers’ compensation, employment discrimination, breach of contract, property damage, punitive damages, civil penalties or other losses, consequential damages or injunctive or declaratory relief. In addition, pursuant to our service arrangements, we generally indemnify our customers for claims related to the services we provide thereunder. Furthermore, our services are integral to the operation and performance of the electric distribution and transmission infrastructure. As a result, we may become subject to lawsuits or claims for any failure of the systems on which we work, even if our services are not the cause for such failures. In addition, we may incur civil and criminal liabilities to the extent that our services contributed to any property damage or blackout. With respect to such lawsuits, claims, proceedings and indemnities, we have and will accrue reserves in accordance with generally accepted accounting principles. In the event that such actions or indemnities are ultimately resolved unfavorably at amounts exceeding our accrued reserves, or at material amounts, the outcome could materially and adversely affect our reputation, business and results of operations. In addition, payments of significant amounts, even if reserved, could adversely affect our liquidity position.

Our failure to comply with, or the imposition of liability under, environmental laws and regulations could result in significant costs.
      Our facilities and operations, including fueling and truck maintenance, repair, washing and final-stage manufacturing, are subject to various environmental laws and regulations relating principally to the use, storage and disposal of solid and hazardous wastes and the discharge of pollutants into the air, water and land. Violations of these requirements, or of any permits required for our operations, could result in significant fines or penalties. We are also subject to laws and regulations that can impose liability, sometimes without regard to fault, for investigating or cleaning up contamination, as well as for damages to property or natural resources and for personal injury arising out of such contamination. Such liabilities may also be joint and several, meaning that we could be held responsible for more than our share of the liability involved, or even the entire amount. The presence of environmental contamination could also interfere with ongoing operations or adversely affect our ability to sell or lease our properties. In addition, we perform work in wetlands and other environmentally sensitive areas, as well as in different types of underground environments. In the event we fail to obtain or comply with any permits required for such activities, or such activities cause any environmental damage, we could incur significant liability. We have incurred costs in connection with environmental compliance, remediation and/or monitoring, and we anticipate that we will continue to do so. Discovery of additional contamination for which we are responsible, the enactment of new laws and regulations, or changes in how existing requirements are enforced, could require us to incur additional costs for compliance or subject us to unexpected liabilities.

The electric infrastructure servicing business is subject to seasonal variations, which may cause our operating results to vary significantly from period to period and could cause the market price of our stock to fall.
      Due to the fact that a significant portion of our business is performed outdoors, our results of operations are subject to seasonal variations. These seasonal variations affect our core activities of maintaining, upgrading and extending electrical distribution powerlines and not only our storm restoration services. Generally, during the winter months, demand for new work and maintenance services may be lower due to reduced construction activity during inclement weather, while demand for electrical service and repairs may be higher due to damage caused by such weather conditions. As a result, operating results may vary significantly from period to period. If our operating results fall below the public’s or analysts’ expectations in some future period or periods, the market price of our common stock will likely fall in such period or periods.

We will incur increased costs as a result of being a public company.
      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as related rules adopted by the SEC and the New York Stock Exchange, have imposed substantial requirements on public companies, including requiring changes in corporate governance practices and requirements relating to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly.
Risks Related to Investing in Our Stock

No market currently exists for our common stock, and an active trading market for our common stock may not develop.
      Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the New York Stock Exchange or otherwise or how liquid that market might become. The initial public offering price for the shares of our common stock is or will be determined by negotiations among us, the selling stockholders and the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

If our stock price fluctuates after this offering, you could lose a significant part of your investment.
      The market price of our stock may be influenced by many factors, some of which are beyond our control, including those described above under “— Risks Related to Our Business” and the following:

•	the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	changes in market valuation or earnings of our competitors;

•	variations in quarterly operating results;

•	availability of capital;

•	general economic conditions;

•	terrorist acts;

•	legislation;

•	future sales of our common stock; and

•	investor perception of us and the electric utility industry.
      As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. Even factors that do not specifically relate to our company may materially reduce the market price of our common stock, regardless of our operating performance.

Shares eligible for future sale may cause the market price of our common stock to drop significantly, even if our business is doing well.
      The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
      After the consummation of this offering, there will be 31,832,864 shares of our common stock outstanding, excluding 161,607 shares of restricted stock to be granted to certain members of our management at the time of consummation of this offering. The 13,500,000 shares of common stock sold in this offering (15,525,000 shares if the underwriters exercise their over-allotment option in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended, by persons other than our affiliates within the meaning of Rule 144 under the Securities Act.
      Certain selling stockholders or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. Lindsay Goldberg & Bessemer, our principal stockholder, and certain of its affiliates will also have the right to cause us to register the sale of shares of common stock beneficially owned by them. In addition, certain selling stockholders on the closing date will have the right to include shares of common stock beneficially owned by them in certain future registration statements relating to our securities. If any of these selling stockholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their shares, the market price of our common stock could decline significantly. In addition, the perception in the public markets that sales by them might occur could also adversely affect the market price of our common stock.
      We, the selling stockholders, our directors and our executive officers have agreed to lock-up agreements that restrict us, these stockholders and our directors and executive officers, subject to specified exceptions, from selling or otherwise disposing of any shares for a minimum period of 180 days after the date of this prospectus without the prior consent of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. on behalf of the underwriters. Although there is no present intention to do so, the underwriters may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. In addition, these lock-up agreements are subject to the exceptions described in “Underwriting.”
      Also, in the future, we may issue our securities in connection with investments and acquisitions. The amount of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding common stock.

A significant stockholder controls the direction of our business. The concentrated ownership of our common stock will prevent you and other stockholders from influencing significant corporate decisions.
      Following completion of this offering:

•	Lindsay Goldberg & Bessemer and its affiliates will own 47.5% of the outstanding shares of our common stock, which represents 47.5% of the total voting power of our voting stock, or 41.2% of the total voting power of our voting stock if the underwriters exercise their over-allotment option in full; and

•	Management and their affiliates, excluding Lindsay Goldberg & Bessemer and its affiliates, will own 10.7% of the outstanding shares of our common stock, which represents 10.7% of the total voting power of our voting stock. Management and their affiliates, excluding Lindsay Goldberg & Bessemer and its affiliates, will also own 10.7% of the outstanding shares of our common stock if the underwriters exercise their over-allotment option.
As a result, Lindsay Goldberg & Bessemer, or entities controlled by it, have the ability to effectively control all matters requiring stockholder approval, including the nomination and election of directors, the determination of our corporate and management policies and the determination of the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.
      The interests of Lindsay Goldberg & Bessemer, or entities controlled by it, may not coincide with the interests of the holders of our common stock. In addition, you will not be able to prevent Lindsay Goldberg & Bessemer, or entities controlled by it, from selling shares, including all of the shares of our common stock it holds. For example, Lindsay Goldberg & Bessemer, or entities controlled by it, could cause us to make acquisitions that increase the amount of our indebtedness or outstanding shares of common stock or sell revenue-generating assets. Lindsay Goldberg & Bessemer or entities controlled by it may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as Lindsay Goldberg & Bessemer, or entities controlled by it, continue to own a substantial number of shares of common stock, Lindsay Goldberg & Bessemer, or entities controlled by it, will effectively control all our corporate decisions.

As a new investor, you will experience immediate and substantial dilution in the net tangible book value of your shares.
      The initial public offering price of our common stock is considerably more than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will:

•	pay a price per share that substantially exceeds the value of our tangible assets after subtracting liabilities; and

•	contribute 74.0% of the total amount invested to fund our company, but will own only 31.4% of the shares of common stock outstanding after this offering.
      If the underwriters exercise their over-allotment option, there will be further dilution to new investors. See “Dilution” for more information.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.
      We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. Further, the payment of dividends by us is restricted by our senior credit facility. See “Dividend Policy” for more information. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a profit.

Anti-takeover provisions of our charter and bylaws may reduce the likelihood of any potential change of control or unsolicited acquisition proposal that you might consider favorable.
      The anti-takeover provisions of Delaware law create various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. Additionally, provisions of our charter and bylaws could deter, delay or prevent a third-party from acquiring us, even if doing so would benefit our stockholders. These provisions include:

•	the authority of the board to issue preferred stock with terms as the board may determine;

•	the absence of cumulative voting in the election of directors;

•	limitations on who may call special meetings of stockholders; and

•	advance notice requirements for stockholder proposals.
FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate and management’s beliefs and assumptions. Such statements include, in particular, statements about our plans, strategies and prospects under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to:

•	our ability to retain customers and win new customers in a highly competitive industry;

•	our integration of Red Simpson’s business; and

•	our beliefs about future trends in population and electricity consumption in our market, outsourcing to companies like our company and investment in electrical distribution and transmission.
      Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS
      We estimate that we will receive approximately $126.0 million in net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from shares of our common stock sold by the selling stockholders.
      We intend to use $4.0 million of the net proceeds from the common stock offered by us to terminate the management advisory services agreement described in “Related Party Agreements” and the balance of the net proceeds to ratably repay a portion of the outstanding borrowings under the Tranche B term loan and Tranche C term loan that form part of our senior credit facility. We estimate that we will repay approximately $77.7 million and $44.3 million of principal under the Tranche B term loan and the Tranche C term loan, respectively. As of March 31, 2005, we had outstanding indebtedness of approximately $260.0 million under the Tranche B term loan and $148.0 million under the Tranche C term loan. The borrowings under the Tranche B term loan mature on July 1, 2012 and the borrowings under the Tranche C term loan mature on December 10, 2012. The borrowings under both Tranche B and C currently bear interest at LIBOR plus 2.25% per annum (5.37% as of March 31, 2005). The borrowings under the Tranche B term loan were used to finance our acquisition of Red Simpson, to refinance our then-existing indebtedness, to pre-fund some of our deferred compensation obligations and pay related transaction fees and expenses. The borrowings under the Tranche C term loan were used to finance our 2004 recapitalization and pay related transaction fees and expenses.
DIVIDEND POLICY
      We currently intend to retain all of our earnings to finance the growth and development of our business. We do not anticipate paying any dividends on our common stock in the foreseeable future. Any future change in our dividend policy will be made at the discretion of our board of directors and will depend on contractual restrictions contained in our senior credit facility or other agreements, our financial condition, results of operations, capital requirements and other factors considered relevant by our board of directors.

CAPITALIZATION
      The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2005:

•	on an actual basis; and

•	on an adjusted basis to give effect to the completion of this offering and our receipt and application of the estimated net proceeds.
      See “Use of Proceeds.” You should read this table together with our financial statements and the accompanying notes included elsewhere in this prospectus. All the information in the table below gives effect to our reincorporation in Delaware on July 1, 2005 and the related conversion of each of our common shares into 14.76 common shares.

	As of March 31, 2005

	Actual	As Adjusted

	(in thousands)
Cash and cash equivalents	$73	$73

Total debt(1)	$408,000	$286,050
Stockholders’ equity:
Common stock, par value $0.001 per share, 100,000,000 shares authorized; 21,484,454 shares issued and outstanding, actual; 31,832,864 shares issued and outstanding, as adjusted(2)	6,415	6,425
Additional paid-in capital	105	127,582
Unearned compensation — restricted stock(3)	(952)	(952)
Retained earnings(4)	8,840	(6,190)

Total stockholders’ equity	14,408	126,865

Total capitalization	$422,408	$412,915

(1)	As of March 31, 2005, we have no outstanding borrowings under the $70.0 million revolving portion of our senior credit facility. We currently have availability of $46.9 million under the revolving portion of our senior credit facility (after giving effect to outstanding standby letters of credit of approximately $23.1 million).

(2)	Shares issued and outstanding, as adjusted, excludes a grant of 161,607 shares of restricted stock to be granted at the time of consummation of this offering.

(3)	Represents the unvested portion of restricted stock granted prior to the consummation of this offering.

(4)	The as adjusted retained earnings reflects the impact of the following nonrecurring expenses, net of income tax effects: (i) the $3.0 million write-off of unamortized debt fees related to the prepayment of a portion of our senior credit facility with proceeds of this offering, (ii) $4.0 million related to the termination of our management advisory services agreement in connection with this offering and (iii) a one-time compensation expense of approximately $18.0 million related to the recent amendment of our deferred compensation plan recorded in our fiscal quarter ended June 30, 2005.

DILUTION
      Your interest in our common stock will be diluted to the extent of the difference between the initial public offering price per share of our common stock in the offering and the net tangible book value per share of our common stock after the offering.
      Our net tangible book value at March 31, 2005 was approximately $(131.8) million, or $(6.13) per share of common stock. We determined net tangible book value per share at March 31, 2005 by dividing our net tangible book value (total book value of tangible assets less total liabilities) by 21,484,454, which is the number of shares of common stock outstanding at March 31, 2005 after giving effect to the conversion of each of our common shares into 14.76 common shares in connection with our reincorporation.
      After giving effect to (1) the sale of 10,000,000 shares of our common stock at $14.00 per share, (2) the expected issuance of 348,410 shares of our common stock to a selling stockholder upon exercise of options and (3) the use of the net proceeds of the offering as set forth in “Use of Proceeds,” after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, our net tangible book value at March 31, 2005 would have been $(23.3) million, or $(0.73) per share. This represents an immediate increase in net tangible book value per share of $5.40 to existing stockholders and immediate dilution in net tangible book value per share of $14.73 to new stockholders who receive shares in the offering. The following table illustrates this per share dilution:

Initial public offering price per share		$14.00
Net tangible book value per share at March 31, 2005	$(6.13)
Increase in net tangible book value per share attributable to this offering	$5.40

Net tangible book value per share after giving effect to this offering		$(0.73)

Dilution per share to new investors		$14.73

      The following table sets forth on an adjusted basis as of March 31, 2005 the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering, after giving effect to the conversion of each of our common shares into 14.76 common shares in connection with our reincorporation and before deducting underwriting discounts and commissions and estimated offering expenses on shares sold by us and other expenses related to the offering.

	Shares Purchased		Total Consideration		Average
					Price Per
	Number	Percent	Amount	Percent	Share

Existing stockholders(1)	21,832,864	68.6%	$49,166,457	26.0%	$2.25
New investors	10,000,000	31.4	140,000,000	74.0	14.00

Total	31,832,864	100.0%	$189,166,457	100.0%

(1)	Shares purchased by the existing stockholders give effect to the expected issuance of 348,410 shares of our common stock to a selling stockholder upon exercise of options. Total consideration and average price per share paid by the existing stockholders give effect to the $123.3 million cash payment that was paid to the existing stockholders for the repurchase of shares of common stock pursuant to our 2004 recapitalization.
      The discussion and tables in this section assume no exercise of outstanding stock options other than the 348,410 shares we expect to issue to a selling stockholder upon exercise of options. As of March 31, 2005, there were options outstanding to purchase a total of 2,557,531 shares of our common stock at a weighted average price of $4.85 per share. To the extent that these options are exercised, there will be dilution to new investors of $14.32 per share. See “Management — Stock Incentive Plans.”

UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA
      The following unaudited pro forma condensed consolidated financial data are based on our historical financial statements included elsewhere in this prospectus.
      The information included in the “Actual” column of the unaudited pro forma condensed consolidated financial data below sets forth our historical financial data for the year ended June 30, 2004, which is derived from our audited consolidated financial statements included elsewhere in this prospectus.
      The information included in the “Red Simpson, Inc.” column of the unaudited pro forma condensed consolidated financial data below sets forth Red Simpson’s historical financial data for the twelve-month period ended June 30, 2004, which are derived from Red Simpson’s audited consolidated financial statements included elsewhere in this prospectus.
      The information included in the “Pro Forma Acquisition” column of the unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2004 has been adjusted to give effect to our acquisition of Red Simpson as if it had occurred on July 1, 2003. The information included in the “Pro Forma 2004 Recapitalization” column of the unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2004 has been adjusted to give effect to the following as if they had occurred on July 1, 2003:

•	our acquisition of Red Simpson; and

•	our 2004 recapitalization.
      The information in the “Pro Forma as Adjusted” column of the unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2004 has been adjusted to give effect to the following as if they had occurred on July 1, 2003:

•	our acquisition of Red Simpson;

•	our 2004 recapitalization;

•	the sale of 10,000,000 shares of our common stock in this offering and the use of the net proceeds from this offering as described in “Use of Proceeds”; and

•	the expected issuance of 348,410 shares to a selling stockholder upon exercise of options.
      The information included in the “Pro Forma 2004 Recapitalization” column of the unaudited pro forma condensed consolidated statement of operations for the nine months ended March 31, 2005 has been adjusted to give effect to our 2004 recapitalization as if it had occurred on July 1, 2004. The information included in the “Pro Forma As Adjusted” column of the unaudited pro forma condensed consolidated statement of operations for the nine months ended March 31, 2005 has been adjusted to give effect to our 2004 recapitalization, the sale of 10,000,000 shares of our common stock in this offering, the 348,410 shares that we expect to issue to a selling stockholder upon exercise of options and the use of the net proceeds from this offering as described in “Use of Proceeds” as if they had occurred on July 1, 2004.
      The unaudited pro forma and pro forma as adjusted financial data do not purport to present what our actual financial position or results would have been if the events described above had occurred as of the dates indicated and are not necessarily indicative of our future financial position or results.
      The allocation of the purchase price for the acquisition of Red Simpson reflected in the unaudited pro forma condensed financial data is still preliminary. In connection with the continuing integration of Red Simpson, we are still in the process of determining the value of certain other current assets and evaluating estimates of certain accrued expense liabilities that could affect the allocation of the purchase price through an adjustment to the valuation of goodwill. We believe that any adjustment will not have a material impact on our net income. See Note 3 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.
      The pro forma condensed financial data do not include estimated integration costs of approximately $3.0 to $4.0 million relating to our acquisition of Red Simpson incurred in the year ended June 30, 2005 and an additional estimated $1.0 million to be incurred in the year ending June 30, 2006. In addition, the pro forma condensed financial data do not include the additional costs of operating as a public company or certain nonrecurring expenses described in note (b) to the unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2004 and note (a) to the unaudited pro forma condensed consolidated statement of operations for the nine months ended March 31, 2005.
      The per share numbers included in the pro forma condensed financial data have been adjusted to give effect to the conversion of each of our common shares into 14.76 common shares in connection with our reincorporation in Delaware on July 1, 2005.
      You should read this summary financial data together with “Prospectus Summary — Summary Historical and Pro Forma Financial Data,” “Use of Proceeds,” “Capitalization,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and accompanying notes included elsewhere in this prospectus.

PIKE ELECTRIC CORPORATION
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
For the year ended June 30, 2004

			Pro Forma				Pro Forma		Pro Forma
		Red Simpson,	Acquisition		Pro Forma		2004 Recapitalization		2004	Offering		Pro Forma As
	Actual(a)	Inc.(a)	Adjustments		Acquisition		Adjustments		Recapitalization	Adjustments		Adjusted(b)

	(in thousands, except per share amounts)
Revenues	$356,697	$195,798			$552,495				$552,495			$552,495
Cost of operations	300,313	171,498	$(3,798	)(c)	468,013				468,013			468,013

Gross profit	56,384	24,300	3,798		84,482				84,482			84,482
General and administrative expenses	18,812	14,063	577	(c)	33,452				33,452	$(1,000	)(i)	32,452
Transaction expenses		5,573	(5,573	)(d)
Loss on sale of property and equipment	265				265				265			265

Income from operations	37,307	4,664	8,794		50,765				50,765	1,000		51,765
Other expense (income):
Interest expense	9,192	222	5,244	(e)	14,658		$4,969	(h)	19,627	(4,094	)(j)	15,533
Other, net	(19)	(409)			(428)				(428)			(428)

Total other expense	9,173	(187)	5,244		14,230		4,969		19,199	(4,094)		15,105
Income before income taxes from continuing operations	28,134	4,851	3,550		36,535		(4,969)		31,566	5,094		36,660
Income tax expense (benefit)	11,276	318	2,874	(f)	14,468		(1,968	)(f)	12,500	2,017		14,517

Income from continuing operations(a)	$16,858	$4,533	$676		$22,067		$(3,001)		$19,066	$3,077		$22,143

Basic and diluted earnings (loss) per common share:
Weighted average basic and diluted common shares outstanding:	24,437		11,207		35,644	(g)	(14,758)		20,886	10,348		31,234
Income from continuing operations	$0.69				$0.62				$0.91			$0.71

(a)	Historical financial data for Pike Electric Corporation for the year ended June 30, 2004 are derived from our audited consolidated financial statements. The historical financial data for Red Simpson are derived from adding the amounts in the audited consolidated financial statements for the six months ended June 30, 2004 to the amounts in the audited consolidated financial statements for the year ended December 31, 2003 and subtracting the amounts in the audited consolidated financial statements for the six months ended June 30, 2003 included elsewhere in this prospectus.

The income from continuing operations data does not include the results of our industrial division that ceased operations in the year ended June 30, 2004.

(b)	The pro forma as adjusted earnings do not reflect the following nonrecurring expenses, net of income tax effects: (i) the $3.0 million write-off of unamortized debt fees related to the prepayment of a portion of our senior credit facility with proceeds of this offering, (ii) $4.0 million related to the termination of our management advisory services agreement in connection with this offering and (iii) a one-time compensation expense of approximately $18.0 million related to the recent amendment of our deferred compensation plan recorded in our fiscal quarter ended June 30, 2005.

(c)	Reflects the following:

•	Cost of operations adjustments consist of the following (in millions):

Depreciation expense	$(10.6)
Amortization of customer relationships and customer arrangements	4.5
Deferred compensation	5.5
Red Simpson discontinued deferred compensation plan	(3.2)

Total pro forma cost of operations adjustments	$(3.8)

•	The following table presents data related to the depreciation expense adjustment, in millions:

	Red Simpson, Inc.	As Adjusted	Pro Forma
	June 30, 2004	for	Depreciation
	Historical	Acquisition	Adjustments

Asset cost	$176.5	$76.6
Net book value	$56.0	$76.6
Annual depreciation expense	$21.1	$10.5	$(10.6)
Weighted average useful life	5.7 years	7.2 years

The decrease in depreciation expense results when we apply purchase accounting to the assets of Red Simpson and apply our depreciation policies to the fair value and the estimated remaining useful lives of Red Simpson’s vehicles, machinery and equipment. We determined the fair value of the fixed assets acquired from Red Simpson in accordance with our accounting policies. As a result, we adjusted the acquired assets to their fair value of $76.6 million and recorded an increase of $20.6 million from historical net book value of $56.0 million. We calculated the remaining useful life of each individual asset by comparing the age and condition of each asset to the useful life we use for similar assets, which resulted in an increase of the weighted average useful life of the acquired fixed assets to 7.2 years as compared to Red Simpson’s historical weighted average useful life of 5.7 years. Finally, we increased the average salvage value of the assets acquired to approximately 20%, which is based upon our historical experience in the disposal of similar assets, as compared to Red Simpson’s historical salvage values, which ranged from 0% to 10%.

•	The amortization of customer relationships valued at $43.2 million and customer arrangements valued at $7.0 million arises from the application of purchase accounting to the assets of Red Simpson, which results in an annual increase in amortization of $4.5 million in fiscal 2005.

Annual amortization expense will decrease in fiscal 2006 and thereafter as these intangible assets are amortized over their estimated useful lives.

•	The deferred compensation expense relates to $29.1 million of deferred compensation payable to certain Red Simpson supervisors and managers in connection with the Red Simpson acquisition. Prior to the April 2005 amendment, this amount was to be expensed as earned over four years. The annual expense would have been $6.6 million, of which $5.5 million was allocated to cost of operations. As a result of the amendment, we instead recorded a one-time compensation expense of approximately $18.0 million in the fourth quarter of the year ended June 30, 2005. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Other Events — Deferred Compensation in Connection with Our Acquisition of Red Simpson.”

•	The $3.2 million of Red Simpson discontinued deferred compensation expense relates to a Red Simpson plan that was terminated as a result of our acquisition of Red Simpson. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Other Events — Deferred Compensation in Connection with Our Acquisition of Red Simpson.”

•	General and administrative expenses adjustments consist of the following (in millions):

Amortization of non-compete agreements	$1.2
Deferred compensation	1.1
Red Simpson discontinued deferred compensation plan	(0.2)
Prior owner compensation	(1.5)

Total pro forma general and administrative expenses adjustments	$0.6

•	The amortization adjustment relates to the amortization of non-compete agreements acquired in the Red Simpson transaction. The non-compete agreements are valued at $10.6 million and create $1.2 million in annual amortization.

•	The deferred compensation expense represents the difference between the total $6.6 million deferred compensation expense described above and the $5.5 million allocated to the cost of operations. See the discussion above regarding the amendment to these deferred compensation obligations.

•	The $0.2 million of Red Simpson discontinued deferred compensation expense relates to a Red Simpson plan that was terminated as a result of our acquisition of Red Simpson.

•	Prior owner compensation represents amounts paid to Red Simpson’s prior owner before the Red Simpson acquisition.

(d)	Reflects transaction expenses of $5.6 million incurred by Red Simpson as a result of our acquisition of Red Simpson in July 2004. The expenses are comprised primarily of a $4.5 million transaction bonus to the prior owner and $1.0 million in legal and accounting fees.

(e)	Reflects interest expense (calculated at an average rate of 3.4%) associated with borrowings under our senior credit facility of $156.2 million. The incremental interest expense is $5.2 million.

(f)	Reflects the application of an effective tax rate of 39.6% to the Red Simpson earnings as well as to the aforementioned adjustments. Red Simpson was an S-corporation prior to the acquisition and was subject to minimal income taxes. As a result of the acquisition, earnings from Red Simpson will be subject to an effective tax rate of 39.6%.

(g)	The weighted average basic and diluted common shares outstanding increased because we sold shares of our common stock to partially fund our acquisition of Red Simpson.

(h)	Reflects incremental interest expense (calculated at an average rate of 3.3%) under our senior credit facility as a result of $150.0 million of additional borrowings in connection with our recapitalization.

(i)	Reflects management fees paid to an affiliate of Lindsay Goldberg & Bessemer under our management advisory services agreement. In connection with this offering, we agreed to terminate the management advisory services agreement for aggregate consideration of $4.0 million, to be paid at the closing of this offering.

(j)	Reflects a decrease of $4.0 million in interest expense relating to our senior credit facility (calculated at an average rate of 3.4%), due to the use of proceeds of this offering to repay a portion of our senior credit facility. This amount does not reflect the write-off of unamortized debt fees of $3.0 million related to such repayment.

PIKE ELECTRIC CORPORATION
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
For the nine months ended March 31, 2005

		Pro Forma
		2004		Pro Forma
		Recapitalization		2004	Offering		Pro Forma As
	Actual	Adjustments		Recapitalization	Adjustments		Adjusted(a)

	(in thousands, except per share amounts)
Revenues	$524,247			$524,247			$524,247
Cost of operations	428,073			428,073			428,073

Gross profit	96,174			96,174			96,174
General and administrative expenses	33,506	(4,217	)(b)	29,289	(1,125	)(d)	28,164
Loss on property and equipment	256			256			256

Income from operations	62,412	4,217		66,629	1,125		67,754
Other expense (income):
Interest expense	34,265	2,841	(c)	37,106	(4,116	)(e)	32,990
Other, net	(94)			(94)			(94)

Total other expense	34,171	(2,841)		37,012	(4,116)		32,896
Income before income taxes	28,241	1,376		29,617	5,241		34,858
Income tax expense	17,429	545		17,974	2,075		20,049

Net income	$10,812	$831		$11,643	$3,166		$14,809

Basic earnings per common share:
Weighted average basic common shares outstanding:	29,753			21,015			31,363
Net income	$0.36			$0.55			$0.47

Diluted earnings per common share:
Weighted average diluted common shares outstanding:	30,196			21,458			31,806
Net income	$0.36			$0.54			$0.47

(a)	The pro forma as adjusted earnings do not reflect the following nonrecurring expenses, net of income tax effects: (i) the $3.0 million write-off of unamortized debt fees related to the prepayment of a portion of our senior credit facility with proceeds of this offering, (ii) $4.0 million related to the termination of our management advisory services agreement in connection with this offering and (iii) a one-time compensation expense of approximately $18.0 million related to the recent amendment of our deferred compensation plan recorded in our fiscal quarter ended June 30, 2005.

(b)	The general and administrative expenses adjustment consists of an option buyback expense of $4.2 million arising from the repurchase of common stock options as part of our 2004 recapitalization. This represents a nonrecurring charge directly attributable to the 2004 recapitalization. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Other Events — 2004 Recapitalization.”

(c)	Includes an incremental $2.8 million in interest expense (calculated at an average rate of 3.8%) as a result of increased debt from the 2004 recapitalization.

(d)	Reflects management fees paid to an affiliate of Lindsay Goldberg & Bessemer under our management advisory services agreement. In connection with this offering, we agreed to terminate the management advisory services agreement for aggregate consideration of $4.0 million, to be paid at the closing of this offering.

(e)	Reflects a decrease of $4.1 million in interest expense relating to our senior credit facility (calculated at an average rate of 4.5%) due to the use of proceeds of this offering to repay a portion of our senior credit facility and excludes the write-off of unamortized debt fees of $3.0 million related to such repayment.

SELECTED HISTORICAL FINANCIAL DATA
      The table below presents our selected historical financial data for each of the five years in the period ended June 30, 2004 and for the nine-month periods ended March 31, 2004 and 2005. We derived the statement of operations data and other data for the years ended June 30, 2002, 2003 and 2004 and the balance sheet data as of June 30, 2003 and 2004 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the statement of operations data and other data for the years ended June 30, 2000 and 2001 and the balance sheet data as of June 30, 2000, 2001 and 2002 from our audited consolidated financial statements for those years, which are not included in this prospectus. We derived the statement of operations data for the nine-month periods ended March 31, 2004 and 2005 and the balance sheet data as of March 31, 2005 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.
      Our unaudited financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, reflect all adjustments necessary, consisting only of normal and recurring adjustments, for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.
      Amounts for the nine months ended March 31, 2005 include the results of operations of Red Simpson, which was acquired on July 1, 2004. See Note 3 to our unaudited condensed consolidated financial statements for the nine months ended March 31, 2004 and 2005.
      The per share numbers included in the pro forma condensed financial data have been adjusted to give effect to the conversion of each of our common shares into 14.76 common shares in connection with our reincorporation in Delaware on July 1, 2005.
      You should read the selected historical financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and accompanying notes included elsewhere in this prospectus.

						Nine Months Ended
	Year Ended June 30,					March 31,

	2000	2001	2002	2003	2004	2004	2005

	(audited)					(unaudited)
	(in thousands, except per share amounts)
Statement of Operations Data:
Revenues	$263,691	$287,305	$273,235	$297,514	$356,697	$263,058	$524,247
Cost of operations	214,917	241,199	225,280	247,204	300,313	223,520	428,073

Gross profit	48,774	46,106	47,955	50,310	56,384	39,538	96,174
General and administrative expenses(1)	13,251	14,881	14,176	16,783	18,812	14,050	33,506
Recapitalization expenses(2)	—	—	10,893	386	—	—	—
(Gain) loss on sale of property and equipment	(526)	(150)	(4)	539	265	105	256

Income from operations	36,049	31,375	22,890	32,602	37,307	25,383	62,412
Other expense (income):
Interest expense(3)	997	1,260	2,802	11,862	9,192	6,754	34,265
Other, net(4)	(43)	157	(267)	(46)	(19)	(17)	(94)

Total other expense	954	1,417	2,535	11,816	9,173	6,737	34,171
Income before income taxes from continuing operations	35,095	29,958	20,355	20,786	28,134	18,646	28,241
Income tax expense	13,216	11,208	9,519	8,335	11,276	7,588	17,429

Income from continuing operations	21,879	18,750	10,836	12,451	16,858	11,058	10,812
Income (loss) from discontinued operations, net of taxes(5)	222	383	(324)	(621)	(330)	(384)	—

Net income	$22,101	$19,133	$10,512	$11,830	$16,528	$10,674	$10,812

Decrease in redemption value of mandatorily redeemable preferred stock(6)	—	—	—	12,071	—	—	—

Net income available to common stockholders	$22,101	$19,133	$10,512	$23,901	$16,528	$10,674	$10,812

Basic earnings from continuing operations per common share:
Weighted average basic common shares outstanding	69,202	68,432	59,633	24,437	24,437	24,437	29,753
Income from continuing operations	$0.32	$0.27	$0.18	$0.51	$0.69	$0.45	$0.36

Diluted earnings from continuing operations per common share:
Weighted average diluted common shares outstanding	69,202	68,432	59,633	24,437	24,437	24,437	30,196
Income from continuing operations	$0.32	$0.27	$0.18	$0.51	$0.69	$0.45	$0.36

	As of June 30,					As of
						March 31,
	2000	2001	2002	2003	2004	2005

			(audited)			(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,911	$5,578	$99	$3,637	$4,937	$73
Working capital	34,795	41,819	36,048	41,372	41,497	86,747
Property and equipment, net	164,523	176,371	174,500	171,488	190,600	282,417
Total assets	228,620	243,975	245,032	245,248	287,096	586,356
Total current liabilities	24,355	20,822	21,515	20,810	38,502	57,441
Total long-term liabilities	50,412	52,320	198,807	192,103	199,311	514,507
Mandatorily redeemable preferred stock	—	—	17,500	5,429	5,810	—
Total stockholders’ equity	153,853	170,833	7,210	32,335	49,283	14,408

(1)	General and administrative expenses include the management fees paid to an affiliate of Lindsay Goldberg & Bessemer under our management advisory services agreement. In connection with this offering, we agreed to terminate the management advisory services agreement for aggregate consideration of $4.0 million, to be paid at the closing of this offering.

(2)	Recapitalization expenses represent costs incurred in connection with the 2002 recapitalization.

(3)	Interest expense includes the mark-to-market gains or losses on our interest rate derivatives and amortization of deferred loan costs. In addition, in fiscal 2004 and 2005, interest expense includes the changes in the redemption value of our Series A preferred stock and the write-off of unamortized deferred loan costs resulting from prepayments of debt.

(4)	Other, net consists primarily of interest income.

(5)	Income (loss) from discontinued operations, net of taxes, represents losses from our industrial division, which ceased operations during the year ended June 30, 2004.

(6)	The $12.1 million decrease in the redemption value of our Series A preferred stock during fiscal 2003 occurred because we adjusted the carrying value of the Series A preferred stock to $5.4 million from its original carrying value of $17.5 million at issuance in accordance with the terms of the Series A preferred stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Year Ended June 30, 2004 Compared to Year Ended June 30, 2003.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion in conjunction with the audited and unaudited historical financial statements and our unaudited pro forma financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those listed under “Risk Factors” and “Forward-Looking Statements” and those included in other portions of this prospectus.
Overview
      We are one of the largest third-party providers in the United States of outsourced services for electric distribution and transmission companies. Our core activities consist of the maintenance, upgrade and extension of electric distribution and sub-500 kV transmission powerlines. Our customers include more than 150 electric utilities, cooperatives and municipalities across a contiguous 19-state region that stretches from Pennsylvania in the north to Florida in the southeast and to Texas in the southwest. On July 1, 2004, we acquired Red Simpson, Inc., which expanded our service territory and operating scale. For the fiscal year ended June 30, 2004, our pro forma revenues, after giving effect to the Red Simpson acquisition, were $552.5 million.

Business Drivers and Measures
      Industry trends impact our results of operations. In operating our business and monitoring its performance, we also pay attention to a number of performance measures and operational factors. The statements in this section are based on our current expectations. These statements are forward-looking, and actual results may differ materially from our expectations. Please refer to “Risk Factors” and “Forward-Looking Statements” for more information on what may cause our actual results to differ.
      Industry Trends. Our performance is impacted by maintenance, upgrade and extension spending on distribution and transmission powerlines by our customers. Distribution and transmission spending is impacted by several important trends affecting our industry, including the following:

•	Growth in demand for electricity. Electricity demand is a direct driver of maintenance, upgrade and extension spending on the distribution and transmission infrastructure, and electricity demand has historically been a function of population growth and increases in electricity consumption. We believe that continued demand for our services will be driven in part by expected growth in electricity consumption and population in the southeastern and south central regions of the United States, which have grown at higher rates in recent years than the rest of the country.

•	Increased outsourcing of infrastructure services. There has been an increase in outsourcing of electrical infrastructure maintenance and system improvements by electric companies over the last decade as they have increasingly focused on their core competencies. We believe outsourcing enables electric companies to manage their labor costs more flexibly, improve the reliability of their systems and deploy their capital more efficiently, and we expect the outsourcing trend to continue.

•	Inadequacy of current electric infrastructure. The current electric infrastructure is increasingly viewed as inadequate, as more electricity is being transported over longer distances utilizing a system that was designed for limited power sharing among neighboring utilities. We expect spending on electrical transmission infrastructure to increase in order to cure historical underinvestment, and we expect this increase to drive further work for us.
      Operational Factors. Although we benefit from several industry trends, we are subject to various factors that can affect our results of operations. To mitigate these factors, we focus on elements of the business we can control, including excellent customer service, safety and employee development, cost control and return on invested capital. The operational factors that affect our business include the following:

•	When we add new customers and contracts, we generally experience an increase in start-up costs, including the costs of training and outfitting our crews and spending on equipment and vehicles, resulting in lower gross margins and higher capital expenditures at the beginning of a contract’s term. We added approximately 300 employees to our operating crews in the six-month period ended June 30, 2005, for example. Once the crews and equipment are fully utilized, our margins generally increase over the life of the contract.

•	Industry-wide insurance costs for workmen’s compensation, medical and general liability have risen in the past several years and are expected to continue to rise at a rate faster than our revenues. We have implemented several safety initiatives designed to reduce incident rates and corresponding insurance costs as well as introduced an insurance bonus in 2005 that has initially increased our costs.

•	There are a limited number of skilled workers that can perform our work, and during historic periods of increased demand, labor rates have tended to increase. We have been experiencing an improved economic cycle, and we are currently experiencing shortages of skilled personnel in certain markets. These shortages have caused our labor costs to increase, although we historically have been able to obtain increases when we renegotiate rates to offset these cost increases.

•	We expect an increase in our general and administrative expenses related to the cost of operating as a public company of $2.0 million to $3.0 million per year and additional implementation costs in fiscal 2007 relating to compliance with Section 404 of the Sarbanes-Oxley Act of 2002 of $1.0 million to $2.0 million.

•	Fuel costs have risen in the past several years, with significant increases as of late, and are expected to continue to rise at a rate faster than our revenues. We have a large fleet of vehicles and equipment that primarily use diesel fuel. We have implemented bulk purchasing in certain areas and may seek other alternatives to hedge fuel costs.
      Other Factors. Other factors that will affect our results of operations in future periods include the following:

•	In connection with our acquisition of Red Simpson, we allocated a portion of the purchase price to definite-lived intangible assets that will be amortized over their estimated lives of 3 to 30 years, resulting in annual amortization charges of $5.7 million and $4.9 million in fiscal 2005 and 2006, respectively.

•	In connection with our adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment, as of July 1, 2005, we will be required to account for share-based payments, including grants of employee stock options, based on fair values, which means that we will begin to recognize compensation expenses in connection with employee stock options. We expect to incur such costs in the amount of approximately $2.9 million to $4.2 million in fiscal 2006. This includes our estimate of the fiscal 2006 portion of the expense relating to the restricted stock and stock options we will grant upon consummation of this offering, as described in “— Other Events — IPO Grants” below. We cannot precisely predict future expenses because they depend on employee stock options we may grant in the future. See “— Recent Accounting Pronouncements.”

Services
      We monitor our revenues by the two categories of services we provide: powerline and storm restoration. We use this breakdown because powerline services represent our ongoing service revenues, most of which are generated by our customers’ recurring maintenance needs. Storm restoration revenues represent additional revenue opportunities that depend on weather conditions.

      Our powerline services are our core business because these services generate more stable revenues than storm restoration work. These powerline services have benefited from the industry trends described above. Although storm restoration services can generate significant revenues, their unpredictability is demonstrated by comparing our revenues from those services in the nine months ended March 31, 2005 and 2004. During August and September of 2004, we experienced the largest storm restoration activity in our history as four hurricanes hit Florida and the surrounding Gulf states, resulting in storm revenues of $146.9 million for the nine months ended March 31, 2005 compared to $36.1 million for the nine months ended March 31, 2004. We cannot predict what our future revenues from storm restoration work will be.
      The following table sets forth our revenues by category of service for the periods indicated:

	Year Ended June 30,						Nine Months Ended March 31,

	2002		2003		2004		2004		2005(1)

	(in millions, except percentages)
Powerline services	$266.2	97.4%	$250.9	84.3%	$313.7	87.9%	$226.9	86.3%	$377.3	72.0%
Storm restoration services	7.0	2.6	46.6	15.7	43.0	12.1	36.1	13.7	146.9	28.0

Total	$273.2	100.0%	$297.5	100.0%	$356.7	100.0%	$263.0	100.0%	$524.2	100.0%

(1)	Our revenues for the nine months ended March 31, 2005 reflect our acquisition of Red Simpson.

Integration of Red Simpson
      We acquired Red Simpson on July 1, 2004. Since then, we have incorporated the entire Red Simpson fleet into our tracking systems and rebranded substantially all of the Red Simpson fleet with the “Pike” emblem. In addition, we have accelerated our integration of Red Simpson’s crews and as of June 30, 2005, we completed the transition to reporting Red Simpson’s transactions through our financial systems. We expect the total integration costs for fiscal 2005 to be approximately $3.0 to $4.0 million. We expect to incur an additional estimated $1.0 million in integration costs in fiscal 2006 for the completion of the fleet transition and continued training of the Red Simpson crews.

Seasonality; Fluctuations of Results
      Our services are performed outdoors, causing our results of operations to be subject to seasonal variations due to weather conditions. These seasonal variations affect both our powerline and storm restoration services. Extended periods of rain affect the deployment of our powerline crews, particularly with respect to underground work. In April 2005, we experienced significant rainfall in many parts of our service territory. During the winter months, demand for powerline work is generally lower due to inclement weather, while demand for electrical repairs is generally higher due to damage caused by such weather conditions. In addition, demand for powerline work generally increases during the spring months due to improved weather conditions and is typically the highest during the summer due to better weather conditions. Demand for electrical repairs is generally higher during the fall months due to damage caused by weather conditions, such as hurricanes. In addition, our results of operations are subject to significant variations related to storm restoration services. Due to the unpredictable nature of storms, the level of our storm restoration revenues fluctuates from period to period. See “Risk Factors — Risks Related to Our Business — Our storm restoration services are highly volatile and unpredictable, which could result in substantial variations in, and uncertainties regarding, the levels of our financial results from period to period.”

Basis of Reporting
      Revenues. We derive our revenues from one reportable segment through two service categories — powerline and storm restoration. Our core powerline services consist of the maintenance, upgrade and extension of electric distribution and transmission power lines and various ancillary services. Our storm restoration services involve the rapid deployment of our highly trained crews and related equipment to restore power on distribution and transmission systems during crisis situations, such as hurricanes or ice or wind storms.
      Over 90% of our services, including substantially all of our powerline and a majority of our storm restoration services, are provided under master service arrangements, or MSAs, which are based on a price per hour worked or a price per unit of service. Less than 5% of our annual revenues are from fixed-price agreements. In addition, we do not derive significant revenues from large-scale capital projects, which typically involve competitive bidding, fixed price agreements and substantial performance bond requirements. The mix of hourly and per unit revenues changes during periods of high storm restoration services, as these services are all billed on an hourly basis. We determine our revenue generated on an hourly basis based on actual labor and equipment time completed and on materials billed to our customers. Revenue based on hours worked is recognized as hours are completed. We recognize revenue on unit-based services as the units are completed.
      The terms of our MSAs are typically between one to three years for cooperatives and municipalities and three to five years for investor-owned utilities, with periodic pricing reviews. Our customers typically designate geographic regions for us to perform necessary services but are not required to use us exclusively and do not guarantee service volumes. Most of our customer arrangements, including MSAs, may be terminated by our customers on short notice. Initial contract awards usually are made on a competitive bid basis, but often are renewed on a negotiated basis. As a result of our track record of quality work and customer service, we estimate that a majority of our MSAs are renewed at or before the expiration of their terms.
      Cost of Operations. Our cost of operations consists primarily of compensation and benefits to employees, insurance, fuel, rental, operating and maintenance expenses relating to vehicles and equipment, materials and parts and supplies. Our cost of operations also includes depreciation, primarily relating to our vehicles and heavy equipment.
      General and Administrative Expenses. General and administrative expenses include costs not directly associated with performing work for our customers. These costs consist primarily of compensation and related benefits of management and administrative personnel, facilities expenses, management fees, professional fees and administrative overhead. We paid management fees under an agreement with an affiliate of Lindsay Goldberg & Bessemer for advisory services that is described in “Related Party Agreements.” We agreed to terminate this management advisory services agreement in connection with this offering.
      Other Expense. Other expense primarily includes interest expense, recapitalization expenses and other nonoperating expenses. In addition to cash interest expense, interest expense includes amortization of deferred loan costs and mark-to-market gains and losses on interest rate derivatives. In addition, in fiscal 2004 and 2005, interest expense includes the changes in the redemption value of our Series A preferred stock and the write-off of unamortized deferred loan costs resulting from prepayments of debt. The recapitalization expenses consist of nonrecurring expenses relating to our 2002 and 2004 recapitalizations.
      Discontinued Operations. Discontinued operations include our operations associated with our industrial division, which ceased operations during the year ended June 30, 2004. Our industrial division primarily focused on installation of electrical wiring and the manufacture and installation of air conditioning units and ductwork in industrial and commercial properties. This business was not a material contributor to earnings, and we do not expect to incur any material costs or liabilities related to these operations in the future.
Critical Accounting Policies
      The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these consolidated financial statements requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenues and expenses reported. We believe our uses of estimates and underlying accounting assumptions adhere to GAAP and are consistently applied. Valuations based on estimates are reviewed for reasonableness on a consistent basis. Actual results may differ materially from these estimates. We believe the following to be our most important accounting policies, including those that use significant judgments and estimates in the preparation of our consolidated financial statements.
      Revenue Recognition. Revenues from service arrangements are recognized when services are performed. Over 90% of our services are provided under master service arrangements, which are based on a price per hour worked or a price per unit of service. We recognize revenue from hourly services based on actual labor and equipment time completed and on materials billed to our customers. We recognize revenue on unit-based services as the units are completed, and the price for each unit is determined under the service arrangement. For unit-based services, any estimated loss is recognized when the actual costs to complete each unit exceed original estimates. Costs typically include both direct labor and material costs and indirect costs related to performance, such as indirect labor, supplies, tools, repairs and depreciation costs. We immediately recognize the full amount of any estimated loss on these projects if estimated costs to complete the remaining units for the project exceed the revenue to be received from such units. For each of the periods presented, we did not have a material amount of loss accruals.
      Work completed and not billed represents service revenues earned under hourly and unit service arrangements and recognized in the period performed but not billed until a subsequent period and work performed under certain unit service arrangements and not yet billed to customers in accordance with individual terms regarding the timing of billing.
      Accounts Receivable. Historically, due to the high credit quality of our customers, we have not incurred material bad debts. We evaluate the collectibility of our trade accounts receivable based on analysis of specific customers, historical experience and current economic trends. Accounts are written off after all means of collectibility, including legal action, are exhausted. In some instances, a portion of the total revenues billed under the customer arrangement are held by the customer as a “retainage” until the job is complete, and we record these amounts as accounts receivable.
      Impairment of Long-Lived Assets. We review our long-lived assets for impairment when events or changes in business conditions indicate the carrying value of the assets may not be recoverable, as required by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An impairment on assets classified as “held and used” exists if the sum of the undiscounted estimated cash flows expected is less than the carrying value of the assets. If this measurement indicates a possible impairment, we compare the estimated fair value of the asset to the net book value to measure the impairment charge, if any. If the criteria for classifying an asset as “held for sale” have been met, we record the asset at the lower of carrying value or fair value, less selling costs.
      Valuation of Goodwill and Other Intangible Assets. In accordance with SFAS 141, Business Combinations, we identify and value intangible assets that we acquire in business combinations, such as customer arrangements, customer relationships and non-compete agreements, that arise from contractual or other legal rights or that are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. The fair value of identified intangible assets is based upon an estimate of the future economic benefits expected to result from ownership, which represents the amount at which the assets could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. For customers with whom we have an existing relationship prior to the date of the transaction, we utilize assumptions that a marketplace participant would consider in estimating the fair value of customer relationships that an acquired entity had with our pre-existing customers in accordance with EITF 02-17, Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination.
      In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we test our goodwill and indefinite-lived intangibles for impairment annually or more frequently if events or circumstances indicate impairment may exist. Examples of such events or circumstances could include a significant change in business climate or a loss of significant customers. We generally complete our annual analysis of our reporting unit on the first day of our fourth fiscal quarter. We apply a two-step fair value-based test to assess goodwill for impairment. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step is then performed. The second step compares the carrying amount of the reporting unit’s goodwill to the fair value of the goodwill. If the fair value of the goodwill is less than the carrying amount, an impairment loss would be recorded in our income from operations. Intangible assets with definite lives are amortized over their estimated useful lives and are also reviewed for impairment if events or changes in circumstances indicate that their carrying amount may not be realizable.
      Our management makes certain estimates and assumptions in order to determine the fair value of net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Estimating future cash flows requires significant judgment, and our projections may vary from cash flows eventually realized. When necessary, we engage third-party specialists to assist us with our valuations. The valuations employ a combination of present value techniques to measure fair value, corroborated by comparisons to estimated market multiples. These valuations are based on a discount rate determined by our management to be consistent with industry discount rates and the risks inherent in our current business model.
      We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and other intangible assets that totaled $146.2 million at March 31, 2005. Such events include strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base or material negative changes in our relationships with material customers.
      Insurance and Claim Accruals. In the ordinary course of our business, we are subject to workers’ compensation, vehicle, general liability and health insurance claims. We maintain insurance for individual workers’ compensation and vehicle and general liability claims exceeding $1,000,000 for claims subsequent to October 1, 2004 and $500,000 for claims prior to October 1, 2004. We also maintain insurance for health insurance claims exceeding $225,000 per person on an annual basis. We determine the amount of our loss reserves and loss adjustment expenses based on third-party actuarial analyses prepared semi-annually that use both company-specific and industry data, as well as general economic information. Our estimates for insurance loss exposures require us to monitor and evaluate our insurance claims throughout their life cycles. Using this data and our assumptions about the emerging trends, we estimate the size of ultimate claims. Our most significant assumptions in forming our estimates include the trend in loss costs, the expected consistency with prior year claims of the frequency and severity of claims incurred but not yet reported, changes in the timing of the reporting of losses from the loss date to the notification date, and expected costs to settle unpaid claims. We also monitor the reasonableness of the judgments made in the prior year’s estimates and adjust current year assumptions based on that analysis. See Note 2 to our audited consolidated financial statements.
      While the final outcome of claims may vary from estimates due to the type and severity of the injury, costs of medical claims and uncertainties surrounding the litigation process, we believe that none of these items, when finally resolved, will have a material adverse effect on our financial condition or liquidity. However, should a number of these items occur in the same period, it could have a material adverse effect on the results of operations in a particular quarter or fiscal year.
      Stock-Based Compensation. Prior to July 1, 2005, we accounted for employee stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations, which require us to recognize compensation cost for the excess of the fair value of the stock at the grant date over the exercise price, if any. No stock-based employee compensation cost resulting from the granting of stock options has been recorded in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The share, exercise price and fair value information below have been adjusted to give effect to the conversion of each of our common shares into 14.76 common shares in connection with our reincorporation in Delaware on July 1, 2005.
      Given the lack of an active public market for our common stock, we determined the fair value for our common stock as well as for options to acquire shares of our common stock using the market approach described below. Information on stock option grants is as follows:

			Fair Value of
	Number of	Exercise	Common	Intrinsic
Grant Date	Options Granted	Price	Stock	Value (1)

April 18, 2002	2,565,819	$3.80	$3.80	—
April 18, 2003	253,400	$3.80	$3.80	—
October 21, 2004	1,503,483	$6.51	$6.51	—

(1)	Intrinsic value reflects the amount by which the value of the shares as of the grant date exceeds the exercise price of the options.
      Members of our board of directors possessing the requisite experience in stock valuation estimated the fair value of common stock underlying the options granted at the time of each grant date noted above. The determinations of fair value were primarily based on a market approach, under which we compare ourselves to a peer group and develop an estimated value for our common stock based principally on consummated transactions that were negotiated with third parties, as well as on estimates of revenues, earnings and enterprise values.

Stock Options Granted in 2002
      The fair value of the common stock underlying the options granted to employees on April 18, 2002 was determined to be $3.80 per share. This value was determined under the market approach contemporaneously with the 2002 recapitalization. See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus. This value was the same as the price at which Lindsay Goldberg & Bessemer purchased shares in the 2002 recapitalization, which was the result of an arms’-length negotiation with our company.
     Stock Options Granted in 2003
      The fair value of our common stock underlying the options granted to employees in April 2003 was determined by our board of directors to be $3.80 per share. The board of directors evaluated a number of factors and determined that there was no change in the fair value of our common stock since the 2002 recapitalization. These factors included the following:

•	the price per share paid in the 2002 recapitalization for our common stock in an arms’-length transaction;

•	the trailing revenues, gross profit, cost structure and earnings;

•	the total amount of debt;

•	the earnings before interest, taxes, depreciation and amortization (EBITDA) from continuing operations, as adjusted;

•	the management team; and

•	the prospects for continuing and improving the above factors.

Stock Options Granted in 2004
      The fair value of the common stock underlying the options granted to employees in October 2004 was determined to be $6.51 per share. The value was the same as that at which certain shareholders of Red Simpson and our company purchased shares of our common stock in connection with the Red Simpson acquisition, which value was determined based on arms’-length negotiations with a third party. No stock options have been issued since October 2004. See Note 3 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Intrinsic Value of Stock Options
      Based on our initial public offering price of $14.00 per share, the intrinsic value of the options outstanding at May 29, 2005 was $26.7 million, of which $18.5 million related to vested options and $8.2 million related to unvested options.

Employee Stock Purchase Plan
      In January 2005, we sold common stock to various members of management and other employees through our Employee Stock Purchase Plan. See Note 5 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The fair value was determined to be $8.35 per share based upon applying the market approach. The increase in value was primarily due to the increase in operating results from the significant storm revenue for the six months ended December 31, 2004 and significant debt prepayments using the cash generated by that storm work. In addition, the positive operating results from the recent acquisition of Red Simpson contributed to the increase in value. In May 2005, we received a third-party valuation as of January 2005, which confirmed a value substantially similar to the value at which the common stock was sold in January 2005. Our board of directors has historically used consummated transactions, combined with their knowledge of the value of other similar companies, as principal indicators of the value of our common stock. Members of our board of directors possessing the requisite experience in stock valuation estimated the fair value of our common stock sold in January 2005. Our board of directors did not obtain a third-party valuation in January 2005 because we completed our 2004 recapitalization in January 2005, and, therefore, our board of directors decided to use the same equity valuation used in that recapitalization. We decided to obtain the additional valuation (which was completed in May 2005 but valued our company as of January 2005) due to our progress in our initial public offering process at a value that would be greater than the value of our common stock originally determined by our board of directors. The third-party valuation used a combination of three approaches to arrive at the fair value of our stock. The first approach, a guideline company market approach, relies upon using the stock prices of publicly traded companies to develop valuation multiples. In the second method, the guideline transaction method, purchase prices paid in the acquisition of guideline companies are used to develop an indication of value through the development of relationships between the purchase price paid and a financial measure of the company, usually revenue, earnings, or a measure of cash flow such as EBITDA, which was used in our valuation. The final method used was a discounted future cash flow model, under which our future cash flows were projected and then discounted to present value. In determining the initial public offering price range, we, the selling stockholders and the representatives of the underwriters considered a number of factors, including valuations of generally comparable publicly traded companies, the history and prospects for the industry in which we compete, the capital structure of our company and the general condition of the securities markets, and of the initial public offering market in particular, at the time of this offering. See “Underwriting.” We believe that the differences in value between our third-party valuation as of January 2005 and the initial offering price range principally resulted from the developments described below relating to the period between January and the end of June 2005 and the higher multiples that would apply to our financial measures as a public company. Our January 2005 valuation used an Adjusted EBITDA multiple of approximately 6.0 times. In determining the initial offering price range, we estimated that the comparable multiple for public companies would generally range from 7.0 to 11.0 times.
      Management believes that the difference between the estimated fair value of our common stock as of January 2005, the date we sold stock through our Employee Stock Purchase Plan, and the value of our common stock based on the midpoint of the estimated price range of this offering of $14.00 to $16.00 which was set forth on the cover page of the preliminary prospectus for this offering, is attributable to the following events that occurred after January 2005:

•	Our debt payments continued to have a positive effect on our equity value. We reduced our debt by approximately $13 million from January 2005 to March 31, 2005 and will further reduce our debt through the application of the net proceeds of this offering. These debt reductions have the impact of improving the equity value of our common stock.

•	We continued to expand our operations by adding approximately 300 employees to our operating crews and by continuing our successful integration of Red Simpson, and our revenues for the six-month period ended June 30, 2005 were strong (with strong powerline revenues offsetting lower storm revenues than in the comparable period in 2004). We also hired certain management personnel with public company experience, including a new Chief Financial Officer, a new Controller, a new Vice President of Information Systems and a new Investor Relations Manager.

•	Although we began discussions with our underwriters in the second half of 2004, our first organizational meeting for this offering was in January 2005. Since that time, we have made significant progress in the initial public offering process, creating an increase in the value of our common stock arising from the expectation of becoming a public company.

•	The redemption of our preferred stock in January 2005 simplified our capital structure and eliminated the effect on future earnings from annual adjustments to the redemption value of the preferred stock.

Other Events
      Red Simpson Acquisition. On July 1, 2004, we acquired all of the outstanding stock of Red Simpson. The total cash purchase price was $194.2 million, net of cash acquired. We also assumed existing net liabilities in the amount of $17.2 million. We financed the acquisition through the issuance of $71.0 million in new common equity to some of our existing stockholders and $123.2 million of new indebtedness under our senior credit facility, which we refinanced in connection with the transaction. The acquisition was accounted for as a purchase in accordance with SFAS No. 141, Business Combinations. See Note 3 to our unaudited condensed consolidated financial statements for additional information regarding the allocation of the purchase price we paid for Red Simpson.
      2004 Recapitalization. In December 2004, we undertook a recapitalization in which we borrowed an additional $150.0 million under our existing senior credit facility, which we used as follows: (i) $123.3 million to repurchase shares of our common stock in December 2004; (ii) $4.2 million to repurchase employee options to purchase 1,185,981 shares of common stock in December 2004; and (iii) $20.0 million to redeem all of the outstanding shares of our Series A preferred stock in January 2005. In connection with the repurchased stock options, we incurred compensation expense of $4.2 million during the nine months ended March 31, 2005. In addition, we incurred a charge of approximately $14.0 million in the nine months ended March 31, 2005 related to the redemption of the Series A preferred stock. The 2004 recapitalization did not affect the percentage of outstanding shares of common stock owned by any of our existing shareholders. We negotiated the redemption value of the Series A preferred stock with the Series A preferred stockholders in an arms’-length transaction. This transaction allowed us to simplify our capital structure and eliminate the effect on future earnings from annual adjustments to the redemption value of the preferred stock. The preferred stock agreement provided for increases in the redemption value based on our future performance plus a 7% accretion. The original valuation of the preferred stock was $17.5 million, as determined by a third party. Based on that original valuation and the potential negative impact on net income due to annual adjustments to the redemption value, we determined that the $20 million redemption value was fair and reasonable.
      Employee Stock Purchase Plan. In January 2005, we adopted an employee stock purchase plan. Pursuant to this plan, we sold approximately $5.0 million of common stock to various employees and members of management.
      Deferred Compensation in Connection with Our Acquisition of Red Simpson. In connection with our acquisition of Red Simpson, we have entered into certain transactions involving employee compensation expenses that have impacted and, in some cases, will continue to impact our results of operations.

      Prior to our acquisition of Red Simpson, certain Red Simpson supervisors and managers were entitled to payments of deferred compensation. In connection with our acquisition of Red Simpson, we agreed to pay $26.0 million in base deferred compensation, which was fully vested, as part of the purchase price over two years. In addition, we agreed to pay $29.1 million in bonus deferred compensation, which originally vested over four years if the employees continued their employment with us. However, we recently amended the agreements regarding deferred compensation so that if any employee is not employed by us on a payment date for certain reasons, as described in the amendments, he no longer forfeits the unpaid deferred compensation. Instead, the employee will receive the payment plus accrued interest in 2020. Prior to the amendment, we would have recognized the deferred compensation expense as earned over a four-year period. As a result of these amendments, we recorded a one-time compensation expense of approximately $18.0 million in the fourth quarter of the fiscal year ended June 30, 2005. This amount reflects the accrual of the present value of the portion of deferred compensation not already paid or accrued as of May 2005.
      For the nine months ended March 31, 2005, we recognized $4.8 million of deferred compensation expense related to the vesting of the bonus deferred compensation. Going forward, as a result of the amendments, we will no longer record an accrual for deferred compensation. Instead, we will recognize interest expense over the next four years related to the accretion of this liability from its present value of $23.0 million to its face value of $25.4 million.
      The following table sets forth the activity in the deferred compensation liability account for the base and bonus deferred compensation for the nine months ended March 31, 2005:

	Base	Bonus
	Deferred	Deferred
	Compensation	Compensation	Total

	(in millions)
Amounts payable in connection with the acquisition of Red Simpson	$26.0	$29.1	$55.1
Payments	(13.9)	(3.0)	(16.9)
Forfeitures	—	(0.7)	(0.7)

Face value at March 31, 2005	$12.1	$25.4	$37.5

      The following table sets forth the total amount of base and bonus deferred compensation remaining to be paid in cash for the fourth quarter ended June 30, 2005 and each of the four fiscal years ended June 30, 2009, based upon the recent amendment.

	Base	Bonus
	Deferred	Deferred
	Compensation	Compensation	Total

	(in millions)
2005	$4.7	$1.5	$6.2
2006	7.4	5.0	12.4
2007	—	7.2	7.2
2008	—	6.3	6.3
2009	—	5.4	5.4

Total	$12.1	$25.4	$37.5

      Last year, Congress enacted tax legislation regarding deferred compensation that became effective on January 1, 2005. We expect that the Internal Revenue Service will issue regulations on this legislation in 2005. However, we do not anticipate that these regulations will have adverse tax consequences for the employees to be paid deferred compensation.
      In connection with our acquisition of Red Simpson, we also agreed to permit two members of Red Simpson’s management to accelerate an aggregate of $3.3 million of deferred compensation and to apply the proceeds to acquire shares of our restricted common stock that we valued at $2.0 million. In connection with this transaction, we recognized compensation expense of $1.3 million in the nine months ended March 31, 2005 equal to the excess of the deferred compensation amount over the fair value of the stock acquired by those persons.
      Internal Control Over Financial Reporting at Red Simpson. In connection with the audit of Red Simpson’s financial statements for the year ended December 31, 2003, in March 2004, Grant Thornton, Red Simpson’s independent registered public accounting firm, reported to Red Simpson’s management a “significant deficiency” and a “material weakness” in Red Simpson’s internal control over financial reporting. Under the current standards of the Public Company Accounting Oversight Board, a significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. A material weakness in internal control is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
      The material weakness reported by Grant Thornton was the difficulty that Red Simpson’s management experienced in applying accounting principles and recording journal entries, as well as preparing its financial statements and financial disclosures related to its annual report. Specifically, management experienced difficulty in providing accurate, timely and sufficient disclosure and/or documentation of the following: accrued insurance claim liabilities, amortization of goodwill and intangible assets, deferred compensation liability, income tax accruals and financial statement footnote disclosure. As a result, Red Simpson recorded numerous prior period and current year adjustments to properly state current year activity and balances. Grant Thornton recommended that greater emphasis be placed on reviewing and assessing the issues that may arise in connection with applicable accounting and financial reporting.
      Since the acquisition, we have begun to augment systems and controls over the Red Simpson business, and we have implemented procedures for monthly account reconciliations and reviews of accounting estimates at Red Simpson. While we are still using Red Simpson’s accounting system, we increasingly record transactions in the Red Simpson business on our own systems, and we expect to complete the transition of Red Simpson’s accounting into our systems during calendar 2005. In addition, Pike personnel already have assumed direct responsibility for recording accrued insurance claim liabilities, amortization of intangible assets, deferred compensation liabilities and income tax accruals relating to the Red Simpson business, as well as for preparing financial statement footnote disclosures. For a description of risks associated with the issues identified by Grant Thornton, see “Risk Factors — Risks Related to Our Business — In March 2004, Grant Thornton LLP, or Grant Thornton, Red Simpson’s independent registered public accounting firm, reported a material weakness in Red Simpson’s internal control over financial reporting that, if not remedied, could adversely affect our internal controls and have a negative effect on the trading price of our stock.”
      IPO Grants. Upon consummation of this offering, we will grant restricted stock and stock options to certain members of our management, as described in “Management — IPO Grants.” The value of these grants will be calculated in accordance with SFAS No. 123 (revised 2004), Share-Based Payment. See “— Recent Accounting Pronouncements.” We currently estimate that the value of these grants will be approximately $7.0 million to $11.0 million, which will be expensed over five years.

Results of Operations
      The following table sets forth selected statement of operations data as percentages of revenues for the periods indicated:
Pike Electric Corporation and Subsidiaries
Consolidated Statements of Income

				Nine Months
				Ended
	Year Ended June 30,			March 31,

	2002	2003	2004	2004	2005

Revenues:
Powerline services	97.4%	84.3%	87.9%	86.3%	72.0%
Storm restoration services	2.6	15.7	12.1	13.7	28.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of operations	82.4	83.1	84.2	85.0	81.7
Gross profit	17.6	16.9	15.8	15.0	18.3
General and administrative expenses	5.2	5.6	5.3	5.3	6.4
Other operating expense, net	4.0	0.3	—	—	—

Income from operations	8.4%	11.0%	10.5%	9.7%	11.9%

Other expense:
Interest expense, net	1.0	4.0	2.6	2.6	6.5
Other nonoperating (gain) expense, net	(0.1)	—	—	—	—

Income tax expense	3.5	2.8	3.2	2.9	3.3

Income from continuing operations	4.0	4.2	4.7	4.2	2.1

Loss from discontinued operations, net of taxes	(0.1)	(0.2)	(0.1)	(0.1)	—

Net income	3.9%	4.0%	4.6%	4.1%	2.1%

Nine Months Ended March 31, 2005 Compared to Nine Months Ended March 31, 2004
      Revenues. Revenues increased $261.1 million to $524.2 million for the nine months ended March 31, 2005 from $263.1 million for the nine months ended March 31, 2004. This increase was primarily attributable to the acquisition of Red Simpson in July 2004. Red Simpson contributed $167.0 million of incremental revenue while Pike accounted for the remaining $94.1 million of the increase.
      Our powerline services revenue increased $150.4 million, or 66.3%, to $377.3 million in the nine months ended March 31, 2005 from $226.9 million in the nine months ended March 31, 2004. The Red Simpson acquisition accounted for approximately $128.2 million of this increase while Pike accounted for the remaining growth. Excluding the Red Simpson acquisition, total powerline man-hours increased, due primarily to an increased workload from our existing customers, while revenue per man-hour increased slightly.
      Additionally, storm restoration revenues increased $110.8 million to $146.9 million for the nine months ended March 31, 2005 from $36.1 million for the nine months ended March 31, 2004. This increase in storm restoration revenue included $38.8 million in storm restoration revenue from Red Simpson and $72.0 million of additional storm restoration revenue from Pike, excluding Red Simpson. The increase was primarily the result of the largest storm restoration event in our history when four hurricanes affected Florida and the surrounding Gulf states during August and September of 2004.

      Gross Profit. Gross profit increased $56.6 million to $96.2 million for the nine months ended March 31, 2005 from $39.5 million for the nine months ended March 31, 2004, primarily due to the increase in revenues described above. As a percentage of revenues, gross profit increased to 18.3% in the nine months ended March 31, 2005 from 15.0% in the nine months ended March 31, 2004. This increase in gross margin was primarily attributable to an increase in higher margin storm restoration services as a percentage of total revenues to 28.0% in the nine months ended March 31, 2005 from 13.7% in the nine months ended March 31, 2004. We expect our storm restoration revenues to return to historical levels in future periods.
      General and Administrative Expenses. General and administrative expenses increased $19.5 million to $33.5 million for the nine months ended March 31, 2005 from $14.1 million for the nine months ended March 31, 2004. This increase was primarily attributable to $8.6 million in additional ongoing expenses as a result of our acquisition of Red Simpson on July 1, 2004, a $4.2 million compensation expense for common stock options repurchased from our management in connection with our 2004 recapitalization and a compensation charge of $2.6 million related to the purchase by members of Red Simpson’s management of restricted shares of common stock in connection with the acquisition of Red Simpson, due to the acceleration of deferred compensation benefits and the subsequent repurchase of a portion of that restricted stock in the 2004 recapitalization. The remaining increase in general and administrative expenses of $4.1 million was primarily due to increased administrative costs related to the increase in revenues in the nine months ended March 31, 2005 as compared to the nine months ended March 31, 2004.
      Other Expense. Other expense increased $27.5 million to $34.2 million for the nine months ended March 31, 2005 from $6.7 million for the nine months ended March 31, 2004. This increase was due to an increase of $27.5 million in interest expense. The increase in interest expense was due to: (i) a $14.0 million charge to interest expense resulting from the redemption of our Series A preferred stock at a redemption price greater than its carrying value, (ii) a write-off of $5.6 million in deferred loan costs in connection with the refinancing of our then-existing credit facility in July 2004, (iii) a $6.5 million increase in interest expense primarily as a result of increased borrowings related to the acquisition of Red Simpson and the 2004 recapitalization, (iv) a $0.7 million increase in the amortization of deferred loan costs compared to the prior period and (v) a $0.7 million decrease in the mark-to-market gains on interest rate derivatives.
      Income Tax Expense. Income tax expense increased $9.8 million to $17.4 million for the nine months ended March 31, 2005 from $7.6 million for the nine months ended March 31, 2004, primarily due to the increase in income before income taxes. The effective tax rates for the two periods were 40.7% and 61.7% for the nine month periods ended March 31, 2004 and 2005, respectively. The increase in the effective tax rate is primarily due to the $14.0 million charge to interest expense resulting from the redemption of the Series A preferred stock, which is not deductible for income tax purposes.
      Discontinued Operations. Our industrial division ceased operations in the prior fiscal year and did not record any expenses attributable to discontinued operations in the current fiscal period. In the nine months ending March 31, 2004, we recognized a loss, net of taxes, of $0.4 million for discontinued operations.
      Net Income. As a result of the factors discussed above, net income increased $0.1 million to $10.8 million for the nine months ended March 31, 2005 from $10.7 million for the nine months ended March 31, 2004.

Year Ended June 30, 2004 Compared to Year Ended June 30, 2003
      Revenues. Revenues increased $59.2 million, or 19.9%, to $356.7 million for the year ended June 30, 2004 from $297.5 million for the year ended June 30, 2003. This increase was attributable to growth in our powerline services. Powerline revenues increased $62.8 million, or 25.0%, to $313.6 million in fiscal 2004 from $250.9 million in fiscal 2003. Total powerline man-hours increased, due primarily to an increased workload from our existing customers, while revenue per man-hour remained nearly identical. The results for fiscal 2004 also include nine months of revenues from a small service provider in Tennessee, which we acquired on September 26, 2003. This acquisition accounted for $6.5 million of the increase in powerline revenues. Slightly offsetting this increase in the powerline services was a decrease in storm restoration revenues to $43.0 million in fiscal 2004 from $46.6 million in fiscal 2003.
      Gross Profit. Gross profit increased $6.1 million, or 12.1%, to $56.4 million for the year ended June 30, 2004 from $50.3 million for the year ended June 30, 2003, primarily due to the increase in revenues described above. As a percentage of revenues, gross profit decreased to 15.8% in fiscal 2004 from 16.9% in fiscal 2003. This decrease in gross margin was attributable in part to a decrease in revenues from storm restoration services as a percentage of total revenues to 12.1% in fiscal 2004 from 15.7% in fiscal 2003. Other contributing factors included increases in equipment rental and tool expenses, which increased to 3.0% of revenues in fiscal 2004 from 0.7% of revenues in fiscal 2003. This increase was due to start-up costs related to outfitting and training crews that were added as a result of new customers and contract additions with existing customers.
      General and Administrative Expenses. General and administrative expenses increased $2.0 million, or 12.1%, to $18.8 million for the year ended June 30, 2004 from $16.8 million for the year ended June 30, 2003. As a percentage of revenues, these expenses decreased to 5.3% in fiscal 2004 from 5.6% in fiscal 2003 due to revenue growth. The most significant factor in this increase was an increase of $1.4 million for additional administrative staff and other costs to support growth.
      Other Expense. Other expense decreased $2.6 million, or 22.4%, to $9.2 million for the year ended June 30, 2004 from $11.8 million for the year ended June 30, 2003. The decrease in expense was primarily due to interest rate derivatives related to our senior credit facility that resulted in a gain of $1.4 million in fiscal 2004 as compared to a loss of $1.5 million in fiscal 2003. This improvement is related to market changes and is not expected to recur.
      Income Tax Expense. Income tax expense increased $3.0 million, or 35.3%, to $11.3 million for the year ended June 30, 2004 from $8.3 million for the year ended June 30, 2003, primarily due to the increase in income before income taxes. The effective tax rate for both periods was 40.1%.
      Discontinued Operations. We recognized a loss, net of taxes, of $0.3 million for fiscal 2004 as compared to a loss, net of taxes, of $0.6 million for fiscal 2003 attributable to our industrial division, which ceased operations during the year ended June 30, 2004.
      Net Income. As a result of the factors discussed above, net income increased $4.7 million, or 39.7%, to $16.5 million for the year ended June 30, 2004 from $11.8 million for the year ended June 30, 2003.
      Net Income Available to Common Stockholders. Net income available to common stockholders for the year ended June 30, 2004 decreased to $16.5 million from $23.9 million from the year ended June 30, 2003. This decrease occurred primarily because net income available to common stockholders in fiscal 2003 was higher due to a $12.1 million decrease in the redemption value of our Series A preferred stock during that year. This decrease in the redemption value occurred because we adjusted the carrying value of the Series A preferred stock to $5.4 million from its original carrying value of $17.5 million at issuance in accordance with the terms of the Series A preferred stock.

Year Ended June 30, 2003 Compared to Year Ended June 30, 2002
      Revenues. Revenues increased $24.3 million, or 8.9%, to $297.5 million for the year ended June 30, 2003 from $273.2 million for the year ended June 30, 2002. Storm restoration revenues increased to $46.6 million in fiscal 2003 from $7.0 million in fiscal 2002, primarily as a result of an increase in storm activity. This increase offset a decrease of $15.3 million, or 5.7%, in our powerline services, which resulted from reduced utility spending and the reallocation of crews to storm restoration services in response to sharply increased storm activity. The reduced utility spending resulted from a decrease in spending by several of our significant customers due to an industry-wide downturn. In spite of a decrease in total powerline man-hours, total man-hours and revenue per man-hour increased slightly due to the increased storm restoration work, primarily because our storm service work yields higher revenue per man-hour than our powerline work.

      Gross Profit. Gross profit increased $2.3 million, or 4.9%, to $50.3 million for the year ended June 30, 2003 from $48.0 million for the year ended June 30, 2002. The increase was primarily attributable to the revenue improvement described above but was largely offset by a decrease in gross margins to 16.9% in fiscal 2003 from 17.6% in fiscal 2002. This change in gross margins was primarily attributable to an increase in payroll expenses to 40.7% of revenues in fiscal 2003 from 39.2% of revenues in fiscal 2002. Our payroll expenses as a percentage of revenues increased primarily because we maintained our core skilled labor force in spite of a decrease in powerline man-hours, which, in turn, resulted in greater labor costs per dollar of revenue and a corresponding reduction in gross margins.
      General and Administrative Expenses. General and administrative expenses increased $2.6 million, or 18.4%, to $16.8 million for the year ended June 30, 2003 from $14.2 million for the year ended June 30, 2002, primarily due to the inclusion of management fees paid to an affiliate of Lindsay Goldberg & Bessemer for the full fiscal year and increased administrative costs related to increased total revenues. As a percentage of revenues, these expenses slightly increased to 5.6% in fiscal 2003 from 5.2% in fiscal 2002.
      Recapitalization Expenses. Recapitalization expenses incurred in connection with our 2002 recapitalization decreased $10.5 million to $0.4 million for the year ended June 30, 2003 from $10.9 million for the year ended June 30, 2002. For a description of our 2002 recapitalization, see Note 1 to our audited consolidated financial statements.
      Other Expense. Other expense increased to $11.8 million for the year ended June 30, 2003 from $2.5 million for the year ended June 30, 2002. Interest expense increased $9.1 million to $11.9 million in fiscal 2003 from $2.8 million in fiscal 2002. The increase resulted from a $6.5 million increase in cash interest expense due to the addition of our senior credit facility in late 2002, a $1.1 million increase in the amortization of deferred loan costs and a $1.5 million increase resulting from the mark-to-market loss on our interest rate derivatives.
      Income Tax Expense. Income tax expense decreased $1.2 million, or 12.4%, to $8.3 million for the year ended June 30, 2003 from $9.5 million for the year ended June 30, 2002, primarily due to the non-deductibility of a portion of our recapitalization expenses in fiscal 2002. The effective tax rates for fiscal 2003 and 2002 were 40.1% and 46.8%, respectively.
      Discontinued Operations. We recognized a loss, net of taxes, of $0.6 million for the year ended June 30, 2003 as compared to a loss, net of taxes, of $0.3 million for the year ended June 30, 2002 attributable to our plan to cease operations of our industrial division in the year ended June 30, 2004.
      Net Income. As a result of the factors discussed above, net income increased $1.3 million, or 12.5%, to $11.8 million for the year ended June 30, 2003 from $10.5 million for the year ended June 30, 2002.
      Net Income Available to Common Stockholders. Net income available to common stockholders for the year ended June 30, 2003 increased to $23.9 million in the year ended June 30, 2003 from $10.5 million from the year ended June 30, 2002 primarily due to a $12.1 million decrease in the redemption value of our Series A preferred stock.
Liquidity and Capital Resources
      Our primary cash needs have been capital expenditures, working capital, payments under our senior credit facility, our acquisition of Red Simpson and the redemption of our Series A preferred stock. Our primary sources of cash have been borrowings under our senior credit facility, issuances of stock and cash flow from operations. As of March 31, 2005, our cash totaled $73,000 and we had $46.9 million available under the $70.0 million revolving portion of our senior credit facility (after giving effect to outstanding standby letters of credit of approximately $23.1 million).
      We believe that our cash flow from operations, available cash and cash equivalents, and borrowings available under our senior credit facility will be adequate to meet our future liquidity needs through at least the year ended June 30, 2006. However, our ability to make scheduled payments of principal, to pay the interest on or refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.
      We need working capital to support seasonal variations in our business, primarily due to the impact of weather conditions on the electric infrastructure, and the corresponding spending by our customers on electric service and repairs. We may experience seasonal working capital needs from approximately August through February in connection with our storm restoration services. The increased service activity causes an excess of customer billings over customer collections, leading to increased accounts receivable during those periods. In the past, we have utilized borrowings under the revolving portion of our senior credit facility to satisfy normal operating costs during these periods.
      We evaluate fluctuations in our accounts receivable by comparing revenue days outstanding between periods. Due to the seasonality of our business, we calculate revenue days outstanding as of the end of any period by utilizing the preceding three months of revenues to determine revenue per day. We then divide accounts receivable at the end of the period by revenue per day to calculate revenue days outstanding.
      For the years ended June 30, 2003 and 2004, our revenue days outstanding in billed accounts receivable were 27 and 28 days, respectively, and our revenue days outstanding in work completed not billed increased from 30 to 35 days. The increase in revenue days outstanding in work completed not billed is a result of an increase in work completed not billed in June 2004 as compared to June 2003, which caused an increase in unbilled services. For the nine months ended March 31, 2004 and 2005, the revenue days outstanding in billed accounts receivable increased from 30 to 40 days, and the revenue days outstanding in work completed not billed decreased from 29 to 27 days, primarily as a result of the acquisition of Red Simpson, which generally experienced longer customer payment cycles and had shorter unbilled cycles.
      Although we have no specific current plans to do so, to the extent we decide to pursue one or more significant strategic acquisitions, we will likely need to incur additional debt or sell additional equity to finance the purchase of those businesses.

Changes in Cash Flows: Nine Months Ended March 31, 2005 Compared to Nine Months Ended March 31, 2004

	Nine Months Ended
	March 31,

	2004	2005

	(in millions)
Net cash provided by operating activities from continuing operations	$21.8	$50.7
Net cash used in investing activities from continuing operations	$(37.0)	$(233.4)
Net cash provided by financing activities from continuing operations	$10.0	$177.8
      Net cash provided by operating activities from continuing operations increased $28.9 million to $50.7 million for the nine months ended March 31, 2005 from $21.8 million for the nine months ended March 31, 2004. For the nine months ended March 31, 2005, the net cash provided by operating activities primarily consisted of income from continuing operations of $10.8 million, depreciation expense of $23.9 million, amortization expense related to intangible assets of $4.3 million, non-cash interest expense of $21.6 million and deferred income tax expense of $10.4 million, offset in part by an increase in accounts receivable and work completed not billed of $7.9 million and a decrease in deferred compensation of $12.1 million. The non-cash interest expense of $21.6 million is primarily due to the $14.0 million charge resulting from the redemption of the Series A preferred stock and $7.6 million in amortization of deferred loan costs. For the nine months ended March 31, 2004, net cash provided by operating activities primarily consisted of income from continuing operations of $11.1 million, depreciation expense of $14.3 million and deferred income tax expense of $6.7 million, offset in part by an increase in accounts receivable and work completed not billed of $13.3 million.

      Net cash used in investing activities from continuing operations in the nine months ended March 31, 2005 consisted primarily of $194.2 million for the acquisition of Red Simpson and $40.8 million for capital expenditures. Net cash used in investing activities in the nine months ended March 31, 2004 consisted primarily of capital expenditures of $30.6 million. Capital expenditures for both periods consisted primarily of purchases of vehicles and equipment used to service our customers.
      Net cash provided by financing activities from continuing operations in the nine months ended March 31, 2005 primarily reflected cash borrowings and the proceeds of a stock placement to finance the Red Simpson acquisition and our 2004 recapitalization. In connection with the Red Simpson acquisition, we borrowed $300.0 million under our senior credit facility. We funded the Red Simpson acquisition with $71.0 million from a stock placement and $123.2 million from borrowings under our senior credit facility. Of the remaining $176.8 million of borrowings, we used $150.0 million to refinance then-existing indebtedness, $12.9 million to pre-fund the first payment under our deferred compensation obligations and the balance to pay transaction fees and expenses. The 2004 recapitalization was financed with a $150.0 million term loan issued under our senior credit facility, which was used to repurchase $127.5 million in shares of common stock and options ($123.3 million of which was paid in cash to the holders of common stock and $4.2 million of which was used to repurchase options) and to pay the redemption price of our Series A preferred stock of $20.0 million. We incurred approximately $12.3 million in 2005 in deferred loan costs in connection with obtaining this indebtedness. Net cash used in financing activities in the nine months ended March 31, 2004 reflects the borrowing of $13.0 million under the revolving portion of our senior credit facility and a $3.0 million repayment of debt.

Changes in Cash Flows: 2004 Compared to 2003

	Year Ended June 30,

	2003	2004

	(in millions)
Net cash provided by operating activities from continuing operations	$33.9	$31.5
Net cash used in investing activities from continuing operations	$(15.1)	$(41.8)
Net cash provided by (used in) financing activities from continuing operations	$(14.3)	$10.0
      Net cash provided by operating activities from continuing operations decreased $2.4 million to $31.5 million for the year ended June 30, 2004 from $33.9 million for the year ended June 30, 2003. For the year ended June 30, 2004, net cash provided by operating activities primarily consisted of income from continuing operations of $16.9 million, depreciation expense of $19.5 million, deferred income tax expense of $5.6 million and an increase in accounts payable and other liabilities of $5.1 million, offset in part by an increase in accounts receivable and work completed not billed of $20.5 million. For the year ended June 30, 2003, the net cash provided by operating activities primarily consisted of income from continuing operations of $12.5 million, depreciation expense of $17.6 million and deferred income tax expense of $3.3 million, offset in part by a decrease in insurance and claim accruals of $3.3 million.
      Net cash used in investing activities from continuing operations was $41.8 million for the year ended June 30, 2004 and $15.1 million for the year ended June 30, 2003. Net cash used in investing activities in 2004 consisted primarily of capital expenditures of $35.7 million for purchases of vehicles and equipment and the acquisition of a small service provider in Tennessee for $7.0 million. Net cash used in investing activities in 2003 consisted primarily of capital expenditures of $21.2 million consisting of purchases of vehicles and equipment, partially offset by proceeds from the sale of property and equipment of $6.1 million consisting of sales of specialty vehicles and equipment retired from our fleet.
      Net cash provided by (used in) financing activities of continuing operations was $10.0 million for fiscal 2004 and $(14.3) million for fiscal 2003. Net cash provided by financing activities in 2004 reflected borrowings of $13.0 million under the revolving portion of our senior credit facility, offset in part by principal payments on long-term debt of $3.0 million related to our senior credit facility. Net cash used in financing activities in 2003 primarily reflected payments of long-term debt of $15.0 million relating to our senior credit facility.

Capital Expenditures
      We routinely invest in vehicles, equipment and technology. The timing and volume of such capital expenditures in the future will be affected by the addition of new customers or expansion of existing customer relationships. We expect capital expenditures to range from $40.0 million to $60.0 million in the years ended June 30, 2005 and 2006, which could vary depending on the addition of new customers or increased work on existing customer relationships. We intend to fund those expenditures primarily from operating cash flow. Our capital expenditures in the nine months ended March 31, 2005 were $40.8 million. As of March 31, 2005, we had outstanding commitments for capital expenditures of $3.3 million.

Senior Credit Facility
      On July 1, 2004, in connection with our acquisition of Red Simpson, we refinanced our senior credit facility. On December 10, 2004, in connection with our 2004 recapitalization, we amended our senior credit facility to permit the recapitalization and obtain additional liquidity and operating flexibility. As of March 31, 2005, we had $408.0 million of term loan indebtedness outstanding under our senior credit facility. As of March 31, 2005, our borrowing availability under the revolving portion of our senior credit facility was $46.9 million (after giving effect to $23.1 million of outstanding standby letters of credit). The obligations under our senior credit facility are unconditionally guaranteed by us and each of our existing and subsequently acquired or organized subsidiaries (other than Pike Electric, Inc., which is the borrower under the facility) and secured on a first-priority basis by security interests (subject to permitted liens) in substantially all assets owned by us, Pike Electric, Inc. and each of our other domestic subsidiaries, subject to limited exceptions.
      Our credit agreement contains a number of affirmative and restrictive covenants including limitations on mergers, consolidations and dissolutions, sales of assets, investments and acquisitions, indebtedness and liens, and dividends and other restricted payments. Under the credit agreement, we are permitted to incur maximum capital expenditures of $60.0 million in each of the fiscal years ending June 30, 2005, 2006 and 2007 and $70.0 million in any fiscal year thereafter, subject to a one year carry-forward of 50% of the unused amount from the previous fiscal year. In addition, the credit agreement provides that we are required to meet the following financial covenants, which are tested quarterly:

•	a minimum cash interest coverage ratio, based upon the ratio of consolidated EBITDA to consolidated cash interest expense, which will require us to maintain a ratio of 3.50 to 1.00; and

•	a maximum leverage ratio, based upon the ratio of consolidated funded debt to consolidated EBITDA, of 4.75 to 1.00 through the quarter ending March 31, 2006, and declining ratios thereafter.
      Our senior credit facility, including the definition of EBITDA, is described in more detail under “Description of Senior Credit Facility.” For a description of risks associated with our senior credit facility, see “Risk Factors — Risks Related to Our Business — We have a substantial amount of indebtedness incurred under a senior credit facility, which may restrict our business and operations, adversely affect our cash flow, and restrict our future access to sufficient funding to finance desired growth.”
      We intend to use proceeds from this offering to repay approximately $122.0 million of term loans outstanding under our senior credit facility. See “Use of Proceeds.”

Preferred Stock
      In January 2005, in connection with the 2004 recapitalization, we redeemed all outstanding shares of Series A preferred stock for $20 per share for an aggregate amount of $20.0 million. See “— Other Events — 2004 Recapitalization.”

Contractual Obligations and Other Commitments
      As of June 30, 2004, our contractual obligations and other commitments were as follows:

	Payments Due by Period

		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years

	(in millions)
Long-term debt obligations(1)	$138.9	$—	$—	$—	$138.9
Interest payment obligations(2)	51.9	6.9	15.8	16.6	12.6
Operating lease obligations	6.4	1.1	1.6	1.1	2.6
Purchase obligations(3)	2.8	2.8	—	—	—
Employment agreements	0.6	0.6	—	—	—

Total	$200.6	$11.4	$17.4	$17.7	$154.1

(1)	Includes only obligations to pay principal not interest expense.

(2)	Represents estimated interest payments to be made on our variable rate debt. All interest payments assume that principal payments are made as originally scheduled. Interest rates utilized to determine interest payments for variable rate debt are based upon our estimate of future interest rates.

(3)	Consists of obligations to purchase trucks and other equipment.
      As of March 31, 2005, our contractual obligations and other commitments were as follows:

	Payments Due by Period

		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years

	(in millions)
Long-term debt obligations(1)	$408.0	$—	$2.5	$3.0	$402.5
Interest payment obligations(2)	164.3	22.6	47.9	48.5	45.3
Operating lease obligations	6.1	1.0	1.6	1.0	2.5
Purchase obligations(3)	3.3	3.3	—	—	—
Deferred compensation(4)	37.5	15.0	22.5	—	—
Employment agreements	0.6	0.6	—	—	—

Total	$619.8	$42.5	$74.5	$52.5	$450.3

(1)	Includes only obligations to pay principal not interest expense.

(2)	Represents estimated interest payments to be made on our variable rate debt. All interest payments assume that principal payments are made as originally scheduled. Interest rates utilized to determine interest payments for variable rate debt are based upon our estimate of future interest rates. Interest payment obligations for the periods shown above, after giving effect to the reduction in interest expense due to the use of proceeds of this offering to repay a portion of our senior credit facility, would be $15.8 million, $33.5 million, $33.8 million and $22.8 million, respectively, for a total of $105.9 million.

(3)	Consists of obligations to purchase trucks and other equipment.

(4)	For a description of the deferred compensation obligation, see “— Other Events — Deferred Compensation in Connection with Our Acquisition of Red Simpson.”
Off-Balance Sheet Arrangements
      Other than letters of credit issued under the $70.0 million revolving portion of our senior credit facility and our obligations under the surety and performance bonds described below, we do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

      As of March 31, 2005, we had $23.1 million of standby letters of credit issued under our senior credit facility primarily for insurance and bonding purposes.
      In the ordinary course of business, we occasionally are required by our customers to post surety or performance bonds in connection with services that we provide to them. These bonds have face amounts ranging from $48,000 to $5.4 million. As of March 31, 2005, we have approximately $26.5 million in surety bonds outstanding. In addition, we have provided collateral in the form of a letter of credit to sureties in the amount of $3.0 million, which is included in the total letters of credit outstanding above.
Recent Accounting Pronouncements
      In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of financial instruments that represent obligations for the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.
      We adopted SFAS No. 150, effective July 1, 2003. Upon the adoption of SFAS No. 150, we reclassified our Series A preferred stock, with a carrying value of $5.4 million as of July 1, 2003 ($5.8 million as of June 30, 2004), as a long-term liability on our consolidated balance sheet because it is redeemable on a fixed and determinable date, April 18, 2022. Changes in the redemption value related to the Series A preferred stock, which previously had been recorded after net income as a charge in determining net income available to common stockholders, are reflected in interest expense in the consolidated statement of income for the year ended June 30, 2004 and amounted to $0.4 million for the 2004 fiscal year and $14.2 million for the nine months ended March 31, 2005. In accordance with SFAS No. 150, changes in the redemption value the Series A preferred stock recorded prior to July 1, 2003 have not been reclassified to interest expense. Prior to the adoption of SFAS No. 150, accretion on the Series A preferred stock was accounted for as a direct reduction to stockholders’ equity, and the Series A preferred stock was presented between liabilities and stockholders’ equity on our consolidated balance sheet.
      On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
      We adopted SFAS No. 123(R) on July 1, 2005. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (1) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (2) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

•	A “modified retrospective” method that includes the requirements of the modified prospective method described above but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (1) all prior periods presented or (2) prior interim periods of the year of adoption.
      We adopted SFAS No. 123(R) using the modified prospective method. Prior to adopting SFAS No. 123(R), we accounted for share-based payments to employees using the intrinsic value method and therefore generally recognize no compensation cost for employee stock options, as permitted by SFAS No. 123. Accordingly, the adoption of SFAS No. 123(R)’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. We cannot predict the impact of adoption of SFAS No. 123(R) at this time because it will depend in part on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to our audited consolidated financial statements. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as cash flow from financing activities, rather than as cash flow from operating activities as required under current accounting literature. This requirement will reduce our net cash flows from operating activities and increase our net cash flows from financing activities in periods after adoption.
Quantitative and Qualitative Disclosures about Market Risk
      As of March 31, 2005, all of the outstanding debt under our senior credit facility was subject to floating interest rate risk. In January 2005, we entered into an interest rate swap agreement covering $50.0 million of our indebtedness and an interest rate cap agreement covering $45.0 million of our indebtedness, each with a term of two years, to manage our interest rate risk. For further information on these agreements, see Note 8 to our unaudited consolidated financial statements. Even after giving effect to these agreements, we are exposed to risks due to fluctuations in the market value of these agreements and changes in interest rates with respect to the portion of our senior credit facility that is not covered by these agreements. A hypothetical change in the interest rate of 100 basis points would have changed annual cash interest expense by approximately $3.6 million (or, after giving effect to this offering, $2.4 million).

INDUSTRY OVERVIEW
      The electric power market in the United States is an over $250 billion industry with electricity consumption having grown at an average compound annual growth rate, or CAGR, of 2.5% from 1975 to 2004, according to the Energy Information Administration, or EIA. The industry is comprised of investor-owned utilities, municipal utilities, cooperatives, federally-owned utilities, independent power producers and independent transmission companies with three distinct functions: generation, distribution and transmission. The electric distribution and transmission infrastructure is the critical network that connects power from generators to residential, commercial and industrial end users. Electric transmission refers to powerlines through which electricity is transmitted over long distances at high voltages (over 230 kilovolts, or kV) and the lower voltage lines that connect the high voltage transmission infrastructure to local distribution networks. Electric distribution refers to the local municipal, cooperative or utility distribution network, including associated substations, that provides electricity to end users over shorter distances. Within this electric network, there are over a million miles of distribution lines, more than 150,000 miles of high-voltage transmission lines and an estimated 60,000 high-voltage substations that monitor, control, stabilize and modify voltage levels throughout the network.
Overview of Distribution & Transmission Infrastructure
      Electric distribution and transmission infrastructure requires ongoing maintenance, upgrades and extensions to manage powerline congestion, avoid delivery failures and connect distribution lines to new end users. It further requires emergency repairs whenever unexpected power outages or damage to infrastructure occur. The required maintenance, upgrades and extensions, as well as the emergency repairs, are performed by the utility companies that own the relevant powerlines and by third-party service providers, such as our company, to which utilities, cooperatives and municipalities outsource some of their needs.

      We provide maintenance, upgrade and extension services for electrical distribution and sub-500 kV transmission powerlines. We believe these two areas of focus are the most attractive sector within the electric infrastructure industry for several reasons. First, distribution and sub-500 kV transmission work generally do not involve large, fixed-price contracts subject to one-time competitive bids and large performance bonding requirements. Instead, substantially all our distribution work and most of our sub-500 kV transmission work is performed under master service arrangements, under which we are paid either for each hour or each unit of work completed. Our sub-500kV transmission work performed under fixed price bids represents relatively small jobs (typically less than $5.0 million) with modest (i.e., approximately $500,000 on average) bonding requirements.
      Second, we believe distribution and sub-500 kV transmission work is a highly attractive area because demand for these services is relatively stable. As compared to large, high voltage transmission projects, distribution and sub-500 kV transmission work is primarily driven by population growth and increased power usage, and it cannot be deferred as easily as larger transmission projects, as effective distribution is crucial to service reliability and customer satisfaction. In addition, decisions regarding spending on the services we perform are generally controlled by our customers, in contrast to larger transmission construction projects, which often span multiple service areas and may involve multiple parties. As a result, unlike larger transmission construction projects, our services generally involve less uncertainty concerning ownership and regulation. Also, many of our customers are regulated utilities and seek to recover the costs of our services through regulated rates. Amounts our customers spend on these services are typically included in their operating budgets and are therefore subject to less regulatory uncertainty regarding cost recovery than large, one-time transmission construction projects.
      Finally, distribution and sub-500 kV transmission services represent the largest segment of the overall distribution and transmission market. Due to the larger size of the distribution network and constantly changing end user connectivity demands, spending on the electric power distribution infrastructure is significantly higher than spending on the transmission infrastructure. According to the Edison Electric Institute, or EEI, distribution spending represented $11.4 billion of the $15.5 billion of spending by investor-owned utilities on electric distribution and transmission in 2003.
Industry Trends
      Long-term demand for infrastructure services is primarily driven by the continuous need to maintain the electric distribution and transmission infrastructure. In addition, future growth in demand for infrastructure services will generally be driven by increased demand for electricity, increased outsourcing by power suppliers and the need to correct the inadequacy of the current electric infrastructure.
      Growth in Demand for Electricity. Demand for electricity is a direct driver of spending on electric distribution and transmission infrastructure. According to the EIA, electricity consumption in the United States increased 103% between 1975 and 2004, driven by population growth, economic expansion and the proliferation of electrical devices. In addition, electricity consumption is expected to continue to increase by an additional 43% between 2005 and 2025 according to the EIA. The southeastern and south central regions of the United States, which form the largest part of our market, have exhibited greater population growth than the rest of the country, driving both increased investment in the distribution and transmission infrastructure and the related increase in maintenance requirements. According to the EIA, electric power consumption in the south central and southeastern United States is projected to grow 36% and 53%, respectively, from 2005 to 2025. We believe that demand for our services by electric utilities will be driven by these favorable factors in the southeastern and south central United States over the next several years.
      Increased Outsourcing of Infrastructure Services. As a result of an increased focus on profitability within the power industry, utilities, cooperatives and municipalities are continuously seeking ways to improve cost efficiencies. Over the last decade, electric utilities and cooperatives have increased their reliance on outsourcing the maintenance and improvement of their electric distribution and transmission systems to third-party service providers. Outsourcing benefits utilities by enabling them to focus on their core competencies, more flexibly manage their labor costs and more efficiently deploy their capital. We estimate, based on third-party industry inquiries, that utilities and cooperatives outsource approximately one-third of their total infrastructure servicing needs, providing room for continued growth for third-party service providers such as our company.
      Inadequacy of Current Electric Infrastructure. Today, significantly more electricity is being transported over longer distances utilizing a system that was initially designed for limited power sharing among neighboring utilities. Despite changes in the wholesale electricity market, however, transmission investment has not kept pace with the growth in electricity consumption, which, according to the EIA, has nearly doubled since 1975. Such underinvestment, coupled with ever-increasing load demand, has led to critical congestion problems within the national power grid, which resulted in the rolling blackouts in California in 2001, the August 2003 blackout (which left 50 million people in the midwest and northeast United States and Canada without electricity) and the dramatic increase over the past several years in emergency relief procedures needed to avoid overloading lines. We believe that our business will benefit from any increase in spending in the transmission infrastructure due to the associated increases in maintenance, extension and upgrade of distribution and sub-500 kV transmission lines.

BUSINESS
Overview
      We are one of the largest third-party providers of outsourced electric distribution and transmission services in the United States. Our core activities consist of the maintenance, upgrade and extension of electric distribution and sub-500 kV transmission powerlines for more than 150 electric utilities, cooperatives and municipalities. We service a contiguous 19-state region that stretches from Pennsylvania in the north to Florida in the southeast and to Texas in the southwest. Historically, our growth has been almost entirely organic, driven by the steady addition of new customers and the further expansion of existing customer relationships. We have maintained relationships of 30 years or longer with nine of our top 15 customers. Through our fiscal year ended June 30, 2004, our revenues grew at a ten-year compounded annual growth rate, or CAGR, of 10.6%, almost exclusively on an organic basis. On July 1, 2004, we acquired Red Simpson, which significantly expanded our service territory and operating scale and added multiple long-term customer relationships. For the year ended June 30, 2004, our pro forma revenues, after giving effect to the Red Simpson acquisition, were $552.5 million.
Pike’s Service Territory
      We focus on the distribution and sub-500 kV transmission sector of the electric infrastructure services industry, which we believe is the largest and most attractive sector in the industry. Based on data from EEI, distribution spending represented $11.4 billion of the $15.5 billion of total spending by investor-owned utilities on electric distribution and transmission in 2003. Moreover, expenditures on distribution are generally more stable than those for heavy transmission infrastructure, which tend to be characterized by large, one-time projects. We also provide over 90% of our services under master service arrangements, whereby we are paid either on an hourly basis or for each unit of work completed, rather than under the competitively-bid, fixed-price contracts typically associated with large-scale transmission construction projects. In addition to our core distribution and transmission services, we also offer storm restoration services and a variety of value-added ancillary services.
      The breadth and quality of our service offering, combined with the ability to mobilize and deliver emergency restoration services on a large scale, has resulted in a loyal customer base. Over our 59-year history, we have developed strong and long-standing relationships with our customers, which include major electric cooperatives, municipalities and utilities, such as American Electric Power Company, Inc., Cobb EMC, Duke Power Company, Entergy Corporation, Florida Power & Light Company, Georgia Power Company and TXU Corp., a Red Simpson customer.
      As of May 15, 2005, we employed a non-union workforce of over 6,700 employees, many of whom occupy highly skilled positions. Our workforce is supported by a large, modern fleet of specialty vehicles and equipment. Our fleet, substantially all of which we own, consists of over 6,000 pieces of specialized equipment with an average age of approximately five years (measured as of May 2005) as compared to their average useful lives of eight to 12 years. We utilize our own skilled mechanics and garage facilities to service and maintain the majority of our fleet.
History
      We were founded by Floyd S. Pike in 1945 with a single truck salvaged from the bottom of an inland waterway. Over our 59-year history, we have grown from six employees servicing one customer in North Carolina to over 6,700 employees servicing over 150 customers spread across a 19-state region at May 15, 2005. On July 1, 2004, we acquired Red Simpson. Founded in 1963, Red Simpson was an electric distribution and transmission services provider in the south central United States prior to the acquisition. Our service territory was contiguous with Red Simpson’s, and the acquisition added new customers and diversified our customer base, as demonstrated by the fact that only two of our top 10 customers overlapped with Red Simpson’s customer base. The acquisition of Red Simpson also substantially increased our operating scale and resources, which enhanced our flexibility in serving our customers’ critical needs. We are now one of the largest third-party providers of outsourced distribution and sub-500 kV transmission services in the United States.
      Many members of our senior management team, including our chief executive officer, J. Eric Pike, have spent their entire careers with us, beginning as linemen and occupying various other jobs prior to their current positions. We believe that our management continuity provides our company with several benefits, including customer relationships that span three generations of our management and an organizational culture marked by operational excellence.
Competitive Strengths
      We believe our significant competitive strengths are as follows:
      Leading Pure-Play Provider of Electric Distribution and Transmission Infrastructure Services. We are one of the largest providers of services to electric utilities, cooperatives and municipalities. In addition, after the completion of the rebranding of the Red Simpson business to Pike, we will be one of the few service providers of scale in our industry that operates under a single, well-recognized brand over a contiguous geographic area. We do not provide services to telecommunications, natural gas or fiber optics companies, except for incidental work in connection with our core powerline services. Over the past 59 years, our business has grown almost entirely on an organic basis with the exception of our acquisition of Red Simpson, which itself grew primarily on an organic basis.
      Outsourced Services-Based Business Model. We provide vital services to electric utilities, cooperatives and municipalities, which have increased their reliance on outsourcing the maintenance and improvement of their distribution and transmission systems to third-party service providers. In addition, we enable our customers to react to short-term changes in demand without significant capital expenditures or changes in the size of their workforces.
      Over 90% of our services are provided under master service arrangements. We do not derive a significant portion of our revenues from fixed-price agreements relating to large-scale capital improvement projects, which generally involve competitive bidding and substantial performance bond requirements. Under our master service arrangements, we typically perform services based on a price per hour worked or per unit of service. The terms of the majority of our service arrangements range from three to five years. As a result of our track record of quality work and services, we estimate that a majority of our arrangements are renewed at or before the expiration of their terms.
      Attractive, Contiguous End Markets. We operate in a contiguous geographic market that includes the southeastern and south central areas of the United States. Since 1990, the southeastern and south central regions have exhibited strong population growth which we believe, when combined with increased electricity consumption, have driven both increased investment in electric distribution and transmission infrastructure and the need for increased maintenance and upgrading of existing systems. From 1990 through 2003, for example, electricity consumption in the United States as a whole increased 29% according to the EIA, while electricity consumption in our geographic market increased 34%. Moreover, the contiguous nature of our service territory provides us with significant benefits by increasing our operating efficiency and our flexibility to respond to our customers’ needs.
      Recognized Leader in Storm Restoration Capabilities. Our 19-state market includes the prime “storm territories” of the southeastern and south central United States. Throughout our market, we are a leading provider of emergency services for storm restoration. We maintain a dedicated 24-hour Storm Center that acts as the single hub of command prior to and during crisis situations, such as hurricanes or ice or wind storms. We have deployed more than 2,000 employees within 24 hours to respond to weather crises in one or more affected regions.
      Our storm restoration services can generate significant revenues. In addition, these services provide us with opportunities to attract new customers for our core electric distribution and transmission infrastructure services. We also have been successful in acquiring new customers after providing storm restoration services to them.
      Long-Standing Relationships Across a High-Quality Customer Base. We focus on developing strong, long-term relationships with major electric utilities, cooperatives and municipalities. We have a diverse, well-capitalized customer base that includes over 150 electric companies throughout our service territory. We maintain our customer relationships through multiple points of contact between our company and our customers, from senior management to field crews. We have employed a customer-focused philosophy that has resulted in long-standing customer relationships, as exemplified by our 59-year relationship with our first customer, Duke Power Company, our 48-year relationship with American Electric Power Company, Inc. and Red Simpson’s 30-year relationship with TXU Corp. After giving effect to the Red Simpson acquisition, our relationships with our top 15 customers average approximately 33 years. We believe that these long-term customer relationships are a distinct competitive advantage for our company.
      Experienced Management Team with Demonstrated Operational Excellence. Our strong management has led us to operational excellence, as demonstrated by our continuing success in effectively growing our business, managing our costs, supervising our workforce, deploying our fleet and integrating Red Simpson. Our chief executive officer, J. Eric Pike, began his career with us 18 years ago as a lineman installing and repairing powerlines. In addition, the other members of our senior management have been with us for an average of approximately 19 years, and almost all of them began their careers with us as linemen and obtained significant operating experience prior to being promoted to their current positions. Due to firsthand experience at different levels of our corporate structure, members of our management team have a deep understanding of our employees’ needs and strive to maintain good relations with our employees. Our management has fostered a culture of corporate loyalty, which in turn has given rise to high employee retention rates.
      Major Investments in Fleet and Safety. We have made significant investments in our business to support our continued growth. During the five years ended June 30, 2004, pro forma for the Red Simpson acquisition, we invested approximately $250 million in our fleet and centralized garage and maintenance facilities, resulting in a large, modern fleet. Our fleet, substantially all of which we own, currently consists of over 6,000 pieces of specialized equipment with an average age of approximately five years (measured as of May 2005) as compared to their average useful lives of eight to 12 years. We service the majority of our fleet and are a final-stage manufacturer for several configurations of our specialty vehicles. In addition to investing in our fleet, we have invested in our employee safety and development programs, establishing training and safety programs certified by the Department of Labor, or the DOL, and 28 training facilities located in 11 states. Our continued focus on safety and workforce development has resulted in year-over-year improvements in our recordable and lost-time incidence rates, which we calculated in accordance with methodologies prescribed by the Occupational Safety and Health Administration, at Pike stand-alone in each of the five years ended June 30, 2004.

Business Strategy
      We strive to be our customers’ service provider of choice and to expand our leadership position in the outsourced services sector of the electric infrastructure industry, while continuing to increase our revenues and profitability. In order to accomplish these goals, we intend to pursue the following strategies:
      Increased Penetration Within Our Existing Service Territory. We intend to continue to increase our penetration and market share within our existing service territory by expanding our existing customer relationships, attracting new customers and pursuing selective acquisitions. We estimate, based on third-party customer inquiries, that electric companies currently outsource approximately one-third of their distribution and transmission infrastructure service requirements. We believe our modern fleet, quality service, regional presence, storm restoration capabilities and strong safety record will enable us to develop our business with both existing and prospective customers as they continue to further outsource their servicing needs. Furthermore, our acquisition of Red Simpson provides us with an opportunity to market additional Pike services, including underground distribution services and storm restoration services, to existing customers that primarily obtained overhead distribution services from Red Simpson.
      Expand Our Service Territory. We intend to continue to grow our business by seeking new opportunities from our existing customers that have operations outside our current service territory, capturing new customers in other geographic markets and pursuing selective acquisitions. In the last several years, we have successfully expanded our services into Mississippi, Pennsylvania, Louisiana and Texas. In addition, our acquisition of Red Simpson enabled us to achieve our strategic objective of penetrating the south central market, which includes Texas and Louisiana. We also have been successful in acquiring new customers after providing storm restoration services to them.
      Continued Focus on Distribution and Sub-500 kV Transmission. We focus on the maintenance, upgrade and extension of electric distribution and sub-500 kV transmission powerlines. We believe that the distribution sector will continue to be the most attractive sector of the electric infrastructure services industry because expenditures on distribution are significantly greater and are generally more stable than those for transmission, and the transmission services that we provide typically tend to be more recurring than those for heavy transmission infrastructure due to the necessary maintenance and service requirements of sub-500 kV transmission lines. The south central and southeastern United States have a growing population and, according to the EIA, electric power consumption in those regions is projected to grow 36% and 53%, respectively, from 2005 to 2025. By focusing on the distribution and sub-500 kV transmission sectors of the industry and providing high quality services to our customers, we believe that we will be in a position to capture a significant share of the expected increased amount of work in this market sector.
      Capitalize on Favorable Long-Term Industry Trends. We believe that we are well positioned to benefit from expected long-term industry trends, which are described in more detail in “Industry Overview.”

•	Growth in demand for electricity. We believe that demand for our services will be driven in part by increased demand for electricity due to expected growth in population and electricity consumption in the southeastern and south central United States, which have grown at higher rates in recent years than the rest of the country.

•	Increased outsourcing of infrastructure services. We intend to actively pursue opportunities provided by the continuing trend by electric companies to increase their reliance on outsourcing the maintenance and improvement of their electric distribution and transmission systems.

•	Inadequacy of current electric infrastructure. To the extent spending on the current electric infrastructure increases as expected, we believe we will have increased opportunities to provide distribution and sub-500 kV transmission upgrade and ongoing maintenance services.
      Continued Focus on Operating Efficiency and Customer Service. We intend to use the scale and scope of our capabilities to achieve higher levels of operating efficiency and productivity while further enhancing our customer service. For example, we use our skilled mechanics and up-to-date garage equipment to increase our efficiency in equipment maintenance, repair and overhaul operations, which we believe is a significant advantage over competitors that outsource the majority of their maintenance requirements. In addition, by managing our fleet through our sophisticated central facility located in Mount Airy, North Carolina, as well as five maintenance facilities located throughout our service territory, we efficiently deploy resources to provide high levels of customer service. Our fleet support allows us to repair or replace a Pike vehicle or piece of equipment within 24 hours, which improves utilization and customer service. We intend to use our extensive modern fleet, repair and maintenance capabilities and skilled workforce to increase our cost competitiveness so that we may profitably win new business.
Our Services
      We provide services to the electric power distribution and transmission market. We focus primarily on the maintenance, upgrade and extension of overhead and underground powerlines. We also offer storm restoration services and various ancillary services. We provide a breakdown of our revenues by type of service in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview.”
      Powerline Services. We began as a provider of distribution infrastructure services, and these services continue to be our primary revenue generator. Today, using over 6,000 pieces of specialized equipment, we provide overhead and underground maintenance, upgrade and extension services in a 19-state region. Overhead services consist of the construction and repair of wire and components in energized overhead electric distribution systems. Underground services range from simple residential installations, directional boring, duct bank and manhole installation to the construction of complete underground distribution facilities. We also perform routine maintenance work consisting of repairing or replacing damaged or defective components, inspecting distribution systems for safety hazards and upgrading outdated or low capacity infrastructure.
      We also offer maintenance, upgrade and extension services for transmission lines with voltages of up to and including 230 kV and perform energized maintenance work for voltages up to 500 kV. These applications are predominantly single-pole and H-frame structures utilizing wood, concrete or steel poles. Given the current load on regional electricity grids, our ability to perform energized maintenance work is a significant competitive advantage because the work can be performed without interrupting the electric network. Transmission services accounted for approximately 6.0% of our revenues for the year ended June 30, 2004.
      We also provide ancillary services, including the construction of power substations, right-of-way clearance and maintenance and the installation of street lighting and fiber optic lines to meet the needs of certain of our distribution customers. While we do not actively pursue these ancillary services as stand-alone services, they add significant value for our customers who prefer to utilize a single electric distribution and transmission infrastructure service provider for all of their needs. Our various ancillary services have generated less than 10% of our total revenue for each year during the past five years.
      Storm Restoration Services. Storm restoration involves the repair or reconstruction of any part of a distribution or sub-500 kV transmission network, including substations, powerlines, utility poles or other components, damaged during snow, ice or wind storms, flash floods, hurricanes, tornados or other natural disasters. We believe that our crews have earned a reputation as a storm restoration leader in the southeast and south central United States due to our ability to mobilize rapidly the necessary employees and equipment while maintaining a functional force for our unaffected customers. In crisis situations, we have deployed over 2,000 employees within 24 hours to respond to our customers’ emergency needs. We maintain a dedicated 24-hour Storm Center that acts as the single hub of command. We also perform these services outside our existing geographic service area.
      Storm restoration services do not require that we keep a dedicated team on call. Rather, we rely on our customers in unaffected areas with less time-sensitive work to release our crews in the event of a severe storm. This deferred work is addressed after the storm restoration work has been completed. This method of staffing storm crews has proven both cost-efficient and effective.
      Our storm restoration services provide us with opportunities to attract new customers for our core electric distribution and transmission infrastructure services. We also have been successful in acquiring new customers after providing storm restoration services to them. In addition, our storm restoration services are more profitable than our ongoing infrastructure services work. For the years ended June 30, 2000, 2001, 2002, 2003 and 2004, our revenues generated from storm restoration services were $21.6 million, $25.3 million, $7.0 million, $46.6 million and $43.0 million, respectively. For the five-year period ended June 30, 2004, our average annual storm restoration revenues were $28.7 million and, for each of the five years, ranged between 2.6% and 15.7% of our total revenues.
      During August and September of 2004, we experienced the largest storm restoration event of our history as four hurricanes impacted Florida and the surrounding Gulf states. At the peak of our restoration activity, we dedicated approximately 3,000 field, supervisory and support staff to storm restoration services. As a result of these storms, we generated approximately $146.9 million of revenues from storm restoration services for the nine months ended March 31, 2005. Due to the unpredictable nature of storms, the level of our storm restoration revenue fluctuates from period to period. Our storm restoration revenue for the nine months ended March 31, 2005 is not indicative of the revenues that we typically generate in any period or can be expected to generate in any future period.
      The following table sets forth certain information related to some of our selected significant mobilizations:

Selected Storm Mobilizations

		Approximate
		Number of
		Employees	Restoration
Storm	Date	Mobilized	Period

Hurricanes or Tropical Storms
Hurricane Frances	September 2004	1,800	15 days
(FL/GA/NC/SC)
Hurricane Ivan	September 2004	1,700	9 days
(AL/FL/GA/MS/SC/NC/VA)
Tropical Storm Jeanne	September 2004	1,300	12 days
(FL/GA)
Hurricane Charley	August 2004	2,000	16 days
(FL/NC)
Hurricane Isabelle	September 2003	1,800	21 days
(VA/MD/NC)
Hurricane Lily	October 2002	900	8 days
(LA)
Ice Storms
Ice Storm	January 2005	880	11 days
(OH)
Ice Storm	December 2004	440	9 days
(IN)
Ice Storm	February 2003	1,200	14 days
(KY/WV)
Ice Storm	February 2003	2,300	11 days
(NC/SC)

Customers
      We have focused on developing strong, long-term relationships with major electric utilities, cooperatives and municipalities. We have a diverse, well-capitalized customer base that includes over 150 electric companies throughout our service territory. We have employed a customer-focused philosophy that has resulted in customer loyalty, as exemplified by our 59-year relationship with our first customer, Duke Power Company, our 47-year relationship with American Electric Power Company, Inc. and Red Simpson’s 30-year relationship with TXU Corp. After giving effect to the Red Simpson acquisition, our relationships with our top 15 customers average approximately 33 years. We preserve these relationships by providing top-quality service and maintaining advanced equipment.
      The following table lists selected long-standing customer relationships as of March 31, 2005:

Selected Long-Standing Customer Relationships

Length of Relationship
Customer	(in years)

Duke Power Company	59
Cobb EMC	48
American Electric Power Company, Inc.	47
Snapping Shoals EMC	43
Greystone Power Corp.	42
Entergy Corporation	40
Dominion Virginia Power Co.	32
Progress Energy Carolinas (Carolina Power & Light Company)	32
TXU Corp.	30
Oglethorp Power Corp./Georgia Transmission Corp.	24
      Many of the customers listed above are our top customers. Our top ten customers accounted for approximately 56.8% and 47.4% of our total revenues during the nine months ended March 31, 2005 and the year ended June 30, 2004, respectively, and approximately 49.9% of our total revenues for the year ended June 30, 2004 on a pro forma basis after giving effect to the acquisition of Red Simpson. For the year ended June 30, 2004, on a pro forma basis after giving effect to the acquisition of Red Simpson, 12.6% of our total revenues were derived from Duke Power. For the nine months ended March 31, 2005, 11.3% of our total revenues were derived from Duke Power. However, the decline in the percentage of our total revenues attributable to Duke Power for the nine months ended March 31, 2005 as compared to the year ended June 30, 2004 on a pro forma basis was due to our unusually high level of storm restoration revenue in the nine months ended March 31, 2005. Except for Duke Power and Florida Power & Light, none of our customers separately accounted for more than 10% of our total revenues for the year ended June 30, 2004 or the nine months ended March 31, 2005. While our exposure to Duke Power has decreased as a result of our acquisition of Red Simpson, a substantial portion of our total revenues will continue to be derived from a limited group of customers.
      We believe that our corporate structure and culture successfully foster our long-term customer relationships by affording our clients multiple points of contact within our organization. Each customer typically has five points of contact within our company, including the local area supervisor, local area manager, area vice president, regional vice president and our chief executive officer. The commitment by our managers and employees, many of whom are family members of current and former personnel, helps to reinforce customer loyalty.
Types of Service Arrangements
      Over 90% of our services are provided under master service arrangements, or MSAs, that cover maintenance, upgrade and extension services, as well as new construction. We do not derive significant revenues from fixed-price agreements relating to large-scale capital improvements, which typically involve competitive bidding and substantial performance bond requirements. Our sub-500 kV transmission work performed under fixed price bids represents relatively small jobs (typically less than $5.0 million) with modest (i.e., approximately $500,000 on average) bonding requirements. As of June 30, 2004, an estimated 49% of our arrangements were hourly, while an estimated 45% were unit-based. The terms of our service arrangements are typically between one to three years for cooperatives and municipalities and three to five years for investor-owned utilities, with periodic pricing reviews. Our customers are not required to use us exclusively and do not guarantee service volumes. Most of our arrangements, including MSAs, may be terminated by our customers on short notice. We typically invoice our customers on a weekly basis, with payments due in 30 days. Because the majority of our customers are well-capitalized, investment grade-rated electric utilities or cooperatives, we have historically experienced de minimis levels of bad debt.
      Initial contract awards usually are made on a competitive bid basis, but extensions often are completed on a negotiated basis. As a result of our track record of quality work and services, we estimate that a majority of our arrangements are renewed at or before the expiration of their terms.
Training, Quality Assurance and Safety
      Performance of our services requires the use of heavy equipment and exposure to potentially dangerous conditions. Our safety record reflects our commitment to operating safely and prudently. As employee safety is a top corporate priority, we have developed an extensive safety and training program that we believe meets applicable DOL requirements in all material respects. Our lineman training program, an accredited four-year program, has grown to be one of the largest non-union powerline training programs in the United States. As a result of this focus on employee safety, we have received a recognition of excellence from the North Carolina Department of Labor for the results of our apprenticeship program. We operate 28 training facilities in 11 states to teach employees safe working skills. In addition to on-the-job training, our career development program and specialized training, we require our employees to attend 12 hours per year of ongoing safety training programs. Our continued focus on safety and workforce developments has resulted in year-over-year improvements in recordable and lost-time incidence rates, which we calculated in accordance with methodologies prescribed by the Occupational Safety and Health Administration at Pike stand-alone in each of the five years ended June 30, 2004. We also conduct other training programs covering a variety of areas, such as supervisor development and CPR/First Aid Certification.
      We regularly communicate with our employees to promote safety and to instill safe work habits. In addition, we maintain a safety incentive program that rewards employees for working safely and minimizing injuries.
      As is common in our industry, we regularly have been and will continue to be subject to claims by employees, customers and third parties for property damage and personal injuries.
Equipment
      Our fleet, substantially all of which we own, consists of over 6,000 pieces of specialized equipment with an average age of approximately five years (measured as of May 2005) as compared to their average useful lives of eight to 12 years. Over the five years ended June 30, 2004, pro forma for the Red Simpson acquisition, we invested approximately $250 million in our fleet, facilities and equipment which includes trucks and trailers, support vehicles and specialty construction equipment, such as backhoes, excavators, trenchers, generators, boring machines, cranes, wire pullers and tensioners. We believe that these vehicles generally are well maintained and adequate for our current operations.
      The majority of our heavy equipment is specifically designed and custom-fitted to meet the needs of our crews. We service the majority of our fleet and are a final-stage manufacturer for several configurations of our specialty vehicles. In the event that a particular application is not available to us, we can build the component on-site, which reduces our reliance on our equipment suppliers.

      Our maintenance function has the capability to operate 24 hours a day, both at our maintenance centers and in the field, providing high-quality custom repair work and expedient service, in order to maintain a fleet poised for mobilization. We believe that this helps us achieve a greater local presence, lower fuel costs and more efficient equipment maintenance. We believe that our maintenance facilities are adequate for our current operations.
Properties
      We are headquartered in a modern and sophisticated 120-acre facility located in Mount Airy, North Carolina. This facility has served as Pike headquarters since 1998, when we consolidated our numerous Mount Airy properties into one facility. The facility consists of 53,600 square feet of corporate headquarters and central administrative offices and 201,000 square feet of garage and maintenance facilities, vehicle staging areas, warehouses and a training facility.
      We also maintain a range of regional facilities, including warehouses, offices, maintenance centers and storage garages throughout our 19-state service area. We continuously review our property needs and, as a result, may consolidate or eliminate certain facilities in the future. However, no specific future eliminations or consolidations have been identified. We believe that our facilities are adequate for our current operations.
      The table below sets forth, as of March 31, 2005, certain information in respect of our principal owned and leased properties:

		Square	Title/Number of
State	Description of Facilities	Footage	Properties

Georgia	garage and maintenance facilities	3,300	Own(one)
North Carolina	corporate offices; garage and maintenance facilities	261,700	Own(two)
Texas	garage and maintenance facilities	18,900	Lease(one)(a) / Own(one)

(a)	This lease expires April 30, 2007.
      We have pledged the properties in Georgia and North Carolina listed in the table above, as well as certain other properties, as collateral under our senior credit facility.
Employees
      At May 15, 2005, we employed over 6,700 full-time and part-time employees. We offer our employees a competitive package of benefits including medical, dental, life and disability insurance, paid vacation and holidays, 401(k) plans and annual bonuses. The level of benefits per employee varies and is contingent upon years of service, as well as levels of seniority and other variables.
      Our employees are not currently unionized, and we believe that our relationship with our employees is good.
Risk Management and Insurance
      We maintain insurance policies with coverage customary for companies of our type and size, including general liability, automotive and workers’ compensation. We are partially self-insured under all of our policies, and our insurance does not cover all types or amounts of liabilities. Under each of these insurance policies, we are liable up to $1,000,000 per occurrence. We also maintain insurance for health insurance claims exceeding $225,000 per person on an annual basis. We are not required to, and do not, specifically set aside funds for our self-insurance programs. At any given time, we are subject to multiple workers’ compensation and personal injury and other employee-related claims. We maintain accruals based on known facts and historical trends. Our workers’ compensation and insurance costs have been rising for several years notwithstanding our emphasis on safety.
      In the ordinary course of business, we occasionally are required by our customers to post surety or performance bonds in connection with services that we provide to them. These bonds have face amounts ranging from $48,000 to $5.4 million. As of March 31, 2005, we have approximately $26.5 million in surety bonds outstanding. We have never had to reimburse any of our sureties for expenses or outlays incurred under a performance or payment bond.
Information Systems
      We have developed an integrated information system to manage our accounting, human resources and fleet. Our information system applications have the capacity to support our future growth and include systems to track historical job costs, determine the fixed and hourly costs of vehicles, manage and monitor fleet operating costs and other equipment and streamline administrative and accounting processes. We continuously seek to enhance our technology to better manage our business. We are currently in the process of transitioning the Red Simpson business into our information systems. Upon completion, we will manage our business activities using a single company-wide information system.
Competition
      We face significant competition from subsidiaries or divisions of five national companies, approximately eight regional companies and numerous small owner-operated private companies. Our competitors vary in size, geographic scope and areas of expertise. We also face competition from the in-house service organizations of our existing and prospective customers, some of which employ personnel who perform some of the same types of services we provide.
      The principal competitive factors in the end markets in which we operate are:

•	reputation and relationships with customers;

•	history of service execution (for example, safety record, cost control, timing and experience);

•	geographic presence and breadth of service offerings;

•	price; and

•	the availability of qualified and/or licensed personnel.
      We believe that we have a favorable competitive position in the markets that we serve due in large part to our strong operating history, reputation and relationships with our customers. Small third-party service providers pose a smaller threat to us than national competitors because they are frequently unable to compete for larger, blanket service agreements to provide system-wide coverage. However, some of our competitors are larger, have greater resources and are able to offer a broader range of services (such as services to the telecommunications industry) or offer services in a broader geographic territory. In addition, certain of our competitors may have lower overhead cost structures and may, therefore, be able to provide their services at lower rates than we can. Competitive factors may require us to take measures, such as price reductions, in the future that could reduce our profitability.
Regulation
      Our operations are subject to various federal, state and local laws and regulations including:

•	licensing requirements applicable to electricians and engineers;

•	building and electrical codes;

•	permitting and inspection requirements applicable to construction projects;

•	regulations relating to worker safety and health, including those in respect of OSHA; and

•	regulations relating to environmental protection.

      We believe that we are in material compliance with applicable regulatory requirements and have all material licenses required to conduct our operations. Our failure to comply with applicable regulations could result in substantial fines and/or revocation of our operating licenses. Many state and local regulations governing electrical construction require permits and licenses to be held by individuals who typically have passed an examination or met other requirements. We have a regulatory compliance group that monitors our compliance with applicable regulations.
Environmental Matters
      Our facilities and operations are subject to a variety of environmental laws and regulations which govern, among other things, the use, storage and disposal of solid and hazardous wastes, the discharge of pollutants into the air, land and water, and the cleanup of contamination. In connection with our truck fueling, maintenance, repair, washing and final-stage manufacturing operations, we use regulated substances such as gasoline, diesel and oil, and generate small quantities of regulated waste such as used oil, antifreeze, paint and car batteries. Some of our properties contain, or previously contained, aboveground or underground storage tanks, fuel dispensers, and/or solvent-containing parts washers. In addition, our construction and maintenance activities are sometimes performed in environmentally sensitive areas, such as wetlands, or in underground environments for which we must rely on field maps for the location of underground assets and obstacles. In the event we cause, or we or our predecessors have caused, a release of hazardous substances or other environmental damage, whether at our sites, sites where we perform our services, or other locations such as off-site disposal locations or adjacent properties, we could incur liabilities arising out of such releases or environmental damage. Although we have incurred in the past, and will incur in the future, costs to maintain environmental compliance and/or to address contaminants in the soil or groundwater at our current or former properties, such costs have not, and are not expected to, have a material adverse effect on our results of operations, cash flows or financial condition.
Legal Proceedings
      We are currently in the process of a DOL audit of redemptions of our common stock under our 401(k) plan. The DOL is currently evaluating whether we redeemed common stock under our 401(k) plan for less than fair market value from 1999 to 2002. We believe we have a strong basis for our position. We believe that any DOL assessment against us will not have a material adverse effect on our results of operations, cash flows or financial condition.
      In addition, from time to time, we are a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. These actions typically seek, among other things, compensation for alleged personal injury, workers’ compensation, employment discrimination, breach of contract, property damage, punitive damages, civil penalties or other losses, or injunctive or declaratory relief. We do not believe that we have any proceedings that, individually or in the aggregate, would be expected to have a material adverse effect on our results of operations, cash flows or financial condition.
Corporate Information
      We were incorporated in North Carolina in 1968. We reincorporated in Delaware on July 1, 2005. To effect the reincorporation, we merged with and into a newly created wholly owned subsidiary, Pike Electric Corporation, which was formed in Delaware for the sole purpose of effecting the reincorporation. As a result of the reincorporation, each outstanding share of our common stock was automatically converted into 14.76 shares of common stock, with par value of $0.001, of Pike Electric Corporation.
      The reincorporation did not result in any change in the economic or beneficial ownership interests of our stockholders. The reincorporation also did not result in any change in the business, management, fiscal year, assets, liabilities, or location of our principal facilities.

MANAGEMENT
Executive Officers and Directors
      Set forth below are our executive officers, directors and director appointees, together with their positions and ages as of June 30, 2005.

Name	Age	Position

J. Eric Pike	37	President, Chief Executive Officer and Director
Mark Castaneda	41	Chief Financial Officer
Jeffery L. Collins	47	Chief Operating Officer
Robert Ratliff, Jr.	54	Chief Administrative Officer
John H. Merritt	43	Vice President, Operations
Alan E. Goldberg	50	Director Appointee
Robert D. Lindsay	50	Director Appointee
Stuart S. Janney III	56	Director Appointee
Adam P. Godfrey	43	Director Appointee
J. Russell Triedman	35	Director
James R. Helvey III	46	Director Appointee
      Set forth below is a brief description of the business experience of our directors (including those persons appointed to serve as directors effective immediately prior to, and contingent on the completion of, this offering) and executive officers.
      J. Eric Pike — President, Chief Executive Officer and Director. Mr. Pike, the grandson of founder Floyd Pike, has been our President since 1998 and our Chief Executive Officer since 2002. Mr. Pike will be Chairman of the Board upon completion of this offering. He joined Pike Electric in 1990 as an A-class lineman on an overhead construction crew. He then advanced through various office positions and served as Vice President of the Central Region from 1993 to 1998, where he was responsible for the powerline operations in North and South Carolina. Mr. Pike joined Pike’s Board of Directors in 1994. Mr. Pike graduated from Emory University with a B.A. in History.
      Mark Castaneda — Chief Financial Officer and Secretary. Mr. Castaneda has served as our Chief Financial Officer since December 2004 and is responsible for the corporate planning, financial reporting and supervision of all finance and accounting functions. Prior to joining Pike, Mr. Castaneda served as the Chief Financial Officer and a director of Blue Rhino Corporation from 1997 to September 2004. Prior to that, he served as Vice President of Finance and the Chief Financial Officer for All Star Gas Corporation from 1995 until 1997, as a Director of Planning and Controller of Skelgas Propane, Inc. from 1991 to 1995, and as a certified public accountant with Deloitte & Touche LLP from 1988 to 1990. Mr. Castaneda graduated from DePaul University with a B.S. in Accountancy and an M.S. in Taxation.
      Jeffery L. Collins — Chief Operating Officer. Mr. Collins has been our Chief Operating Officer since July 2002 and is responsible for field and fleet operations. He joined Pike Electric in 1984 as a groundman on an overhead construction crew. He then advanced through various office positions and served as Vice President of the Northern Region from 1995 to August 1998, where he was responsible for powerline operations in six states, and as Vice President of the Central Region from September 1998 to June 2002, where he was responsible for powerline operations in two states. Mr. Collins graduated from North Carolina State University with a B.S. in Engineering Operations.
      Robert Ratliff, Jr. — Chief Administrative Officer. Mr. Ratliff has been our Chief Administrative Officer since 2003 and is responsible for human resources, safety and training. He joined our subsidiary, Pike Electric, in 1979 as an operations supervisor. He then advanced through various office positions and served in various Vice President roles in operations and administration from 1990 to 2003. Mr. Ratliff graduated from Virginia Polytechnic Institute and State University with a B.S.-M.E. and is a registered professional engineer.
      John H. Merritt — Vice President, Operations. Mr. Merritt has been our Vice President of Operations since 1993 and is responsible for powerline operations in our southern region. He joined Pike Electric in 1984 as a groundman on an overhead construction crew. He then advanced through various office positions, including serving as Vice President of the Southern Region, where he was responsible for the powerline operations in five states. Mr. Merritt graduated from Guilford College with a B.A. in Business Management.
      Alan E. Goldberg — Director Appointee. Mr. Goldberg served on the Board of Directors of our predecessor Pike Holdings, Inc. from 2002 until July 1, 2005, when we reincorporated in Delaware, and will serve as a director upon completion of this offering. Mr. Goldberg co-founded Lindsay Goldberg & Bessemer in 2001. Previously, he served as Chairman and Chief Executive Officer of Morgan Stanley Private Equity from February 1998 to January 2001. Mr. Goldberg spent a total of 22 years at Morgan Stanley, including the last 17 years at Morgan Stanley Private Equity, where, together with Robert D. Lindsay, he played an integral role in founding the business in 1984. Mr. Goldberg holds a B.A. in Philosophy and Economics from New York University, an M.B.A. from the New York University Graduate School of Business and a J.D. from Yeshiva University. He is a member of the Investor Committee of Wacker Construction Equipment AG, a member of the Supervisory Board and Stockholders’ Committee of Klöckner & Co. GmbH and a director of the Smurfit Stone Corporation, Envirocare of Utah, LLC, FAPS Holdings, Inc., Maine Beverage Company, LLC, Keystone Foods Holdings LLC and PetroLogistics LLC. He also serves as a Trustee of Yeshiva University and Mount Sinai Medical Center in New York.
      Robert D. Lindsay — Director Appointee. Mr. Lindsay served on the Board of Directors of our predecessor Pike Holdings, Inc. from 2002 until July 1, 2005, when we reincorporated in Delaware, and will serve as a director upon completion of this offering. Mr. Lindsay co-founded Lindsay Goldberg & Bessemer in 2001. Previously, he was the Managing General Partner of Bessemer Holdings and, prior to joining Bessemer Holdings in 1991, Managing Director at Morgan Stanley Private Equity, where, together with Alan E. Goldberg, he played an integral role in founding the business in 1984. Mr. Lindsay holds a B.A. in English and American Literature and Language from Harvard College and an M.B.A. from Stanford University. He is President and CEO of Bessemer Securities LLC as well as a director of The Bessemer Group, Incorporated and its subsidiary banks, including Bessemer Trust Company, N.A. Mr. Lindsay is a member of the Investor Committee of Wacker Construction Equipment AG, a member of the Supervisory Board and Stockholders’ Committee of Klöckner & Co. GmbH, and is Chairman of the Board of Identity Group, Inc. He also serves as a director of Envirocare of Utah, LLC, FAPS Holdings, Inc., Maine Beverage Company, LLC, Keystone Foods Holdings LLC and PetroLogistics LLC. In addition, he serves as a Trustee of the Cold Spring Harbor Biological Laboratory and St. Paul’s School in Concord, New Hampshire.
      Stuart S. Janney III — Director Appointee. Mr. Janney served on the Board of Directors of our predecessor Pike Holdings, Inc. from 2003 until July 1, 2005, when we reincorporated in Delaware, and will serve as a director upon completion of this offering. Mr. Janney is currently the Chairman of Bessemer Securities LLC and The Bessemer Group Incorporated, including its subsidiary banks, Bessemer Trust Company, Bessemer Trust Company, N.A. and Bessemer Trust Company of Florida. From 1986 through 1994, Mr. Janney was a Managing Director of Alex Brown & Sons and a director of Brown Advisory and Trust Company and Alex Brown Holdings. In 1977 he joined Niles, Barton & Wilmer, a Baltimore law firm, where he was a partner until 1985. From 1973 through 1976, Mr. Janney held several positions in the federal government. He received a B.A. from the University of North Carolina at Chapel Hill and a J.D. from the University of Maryland. Mr. Janney serves as a director of King Ranch, Inc., Identity Group, Inc., Pride Manufacturing Company, LLC and Keystone Foods Holdings LLC. He also serves on the Boards of the Maryland Zoological Society, the New York Racing Association, the Keeneland Association, the Jockey Club and the Maryland Million, where he served as President until 1998. Mr. Janney is a Trustee of The Johns Hopkins University and Chairman of its Applied Physics Lab.

      Adam P. Godfrey — Director Appointee. Mr. Godfrey served on the Board of Directors of our predecessor Pike Holdings, Inc. from 2002 until July 1, 2005, when we reincorporated in Delaware, and will serve as a director upon completion of this offering. Mr. Godfrey has been a Partner with Lindsay Goldberg & Bessemer since its formation in 2001. Previously, he was a Partner with Bessemer Holdings, which he joined in 1992. From 1987 to 1990, he worked in the mergers and acquisitions department and venture capital group at Morgan Stanley. Mr. Godfrey began his career at Manufacturers Hanover Trust. He received an A.B. from Brown University and an M.B.A. from the Amos Tuck School at Dartmouth College. He currently serves as Chairman of the Board of Pride Manufacturing Company LLC and is a director of FAPS Holdings, Inc. and Wyoming Refining Company.
      J. Russell Triedman — Director. Mr. Triedman has served on our Board of Directors since 2002. Mr. Triedman has been a Principal with Lindsay Goldberg & Bessemer since its formation in 2001. Previously, he was a Principal with Bessemer Holdings starting in 2000. He was a Director at Fox Paine & Company, LLC, a San Francisco-based private equity firm, and an Associate at Cravath, Swaine & Moore LLP. Mr. Triedman began his career in the private equity group of Brown Brothers Harriman & Co. He earned a Sc.B. in Applied Mathematics and Economics from Brown University and a J.D. from the University of Chicago Law School. Mr. Triedman currently serves as a director of Keystone Foods Holdings LLC.
      James R. Helvey III — Director Appointee. Mr. Helvey will serve on our Board of Directors upon completion of this offering. He has been the President of Helvey & Associates, LLC, a financial risk management consulting firm, since its formation in October 2002. From June 2000 to October 2002, Mr. Helvey was the Chairman and Chief Executive Officer of Cygnifi Derivative Services, LLC. Due to adverse market conditions associated with the overall decline in technology stocks, Cygnifi voluntarily filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in October of 2001. From 1985 to 2000, he worked in several positions at J.P. Morgan & Co., where he became a Managing Director and served as Vice-Chairman of J.P. Morgan’s Global Risk Management Committee, responsible for monitoring the firm’s global risk positions, balance sheet and capital. Mr. Helvey graduated from Wake Forest University, with a B.A. in Politics and German, and Columbia University with a Masters of International Affairs, with a specialization in international finance and banking. He was also a Fulbright Scholar at the University of Cologne in Germany. Mr. Helvey is a member of the Wake Forest University Board of Trustees, where he serves on the Investment Policy and Audit Committees, and Chairman of the Forsyth Country Day School Board of Trustees. Mr. Helvey also serves on the Oakwood Country School Board of Trustees in Morgan Hill, California.
Board of Directors
      Our business and affairs are managed under the direction of our board of directors. Upon the consummation of this offering, the board will be composed of seven directors.
Committees of the Board of Directors
      Our board of directors has the authority to appoint committees to perform certain management and administration functions.
      None of the directors currently on our board, other than James R. Helvey III, is independent as such term is defined in Rule 10A-3(b) under the Exchange Act and under New York Stock Exchange Rule 303A (Rule 303A). In accordance with the requirements of Rule 303A, we intend that a majority of our directors will be independent within one year after the consummation of this offering.
      We have appointed one independent director to each of our audit committee, our compensation committee and our nominating and corporate governance committee, effective upon completion of this offering. In accordance with the requirements of Rule 303A, we plan to nominate new independent members to each of these committees so that they are comprised of a majority of independent directors within 90 days after, and entirely of independent directors within one year after, the consummation of this offering.

Audit Committee
      Upon completion of this offering, we will have an audit committee that will have responsibility for, among other things:

•	overseeing management’s maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;

•	overseeing management’s establishment and maintenance of processes to assure that an adequate system of internal control is functioning;

•	overseeing management’s establishment and maintenance of processes to assure our compliance with all applicable laws, regulations and corporate policy;

•	reviewing our annual and quarterly financial statements prior to their filing or prior to the release of earnings; and

•	reviewing the performance of the independent accountants and making recommendations to the board of directors regarding the appointment or termination of the independent accountants and considering and approving any non-audit services proposed to be performed by the independent accountants.
      The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Compensation Committee
      Upon completion of this offering, we will have a compensation committee that will have responsibility for, among other things:

•	reviewing key employee compensation policies, plans and programs;

•	monitoring performance and compensation of our employee-directors, officers and other key employees;

•	preparing recommendations and periodic reports to the board of directors concerning these matters; and

•	administering the incentive programs referred to in “Executive Compensation” below.

Nominating and Corporate Governance Committee
      Upon completion of this offering, we will have a nominating and corporate governance committee that will have responsibility for, among other things:

•	recommending persons to be selected by the board as nominees for election as directors and to fill any vacancies on the board;

•	considering and recommending to the board qualifications for the position of director and policies concerning the term of office of directors and the composition of the board; and

•	considering and recommending to the board other actions relating to corporate governance.

Compensation Committee Interlocks and Insider Participation
      Upon completion of this offering, our board of directors will have a compensation committee as described above. None of our executive officers will serve as a member of our compensation committee, and none of them have served, or will be permitted to serve, on the compensation committee, or other committee serving a similar function, of any entity of which an executive officer is expected to serve as a member of our compensation committee.

Director Compensation
      Directors who are employees of Pike Electric Corporation or its subsidiaries or affiliated with Lindsay Goldberg & Bessemer will receive no compensation for service as members of either the board of directors or board committees. Directors who are not employees of Pike Electric Corporation or its subsidiaries or affiliated with Lindsay Goldberg & Bessemer will be paid:

•	a base annual retainer of $25,000 in cash;

•	$100,000 in shares of restricted stock upon election to a three-year term and annual issuances of $25,000 in shares of restricted stock thereafter, all of which will vest over three years;

•	a fee of $1,000 for each board meeting attended;

•	$500 for each committee meeting attended; and

•	the chair of the audit committee will receive an additional annual retainer of $15,000 in cash, the chair of the nominating and governance committee will receive an additional annual retainer of $10,000 in cash and the chair of the compensation committee will receive an additional cash annual retainer of $5,000 in cash.
      We intend to promptly reimburse all directors for reasonable expenses incurred to attend meetings of our board of directors or committees.
Executive Compensation
      The following table sets forth certain summary information concerning the compensation provided by us in the fiscal years ended June 30, 2004 and 2005 to our Chief Executive Officer, our other four most highly compensated executive officers and a former executive officer:
Summary Compensation Table

						Long-Term Compensation

						Awards
		Annual Compensation
							Securities
				Other Annual		Restricted	Underlying		All Other
		Salary	Bonus	Compensation		Stock	Options/	LTIP	Compensation
Name and Position	Year	($)	($)	($)(2)		Awards	SARs(14)	Payouts	($)

J. Eric Pike	2005	752,266	275,875	87,513	(3)	—	484,040	—	—
President and Chief	2004	489,298	21,325	122,886	(4)	—	—	—	—
Executive Officer
Reginald L. Banner(1)	2005	283,189	115,475	50,883	(5)	—	110,464	—	72,698(15)
Former Treasurer, Secretary	2004	334,011	15,475	94,177	(6)	—	—	—	91,829(16)
and Chief Financial Officer
Jeffery L. Collins	2005	392,231	116,060	39,056	(7)	—	124,516	—	57,680(15)
Chief Operating Officer	2004	351,720	15,455	69,577	(8)	—	—	—	72,859(16)
Robert B. Ratliff	2005	322,084	64,610	53,533	(9)	—	99,615	—	52,470(15)
Chief Administrative Officer	2004	302,621	14,070	66,113	(10)	—	—	—	66,278(16)(17)
John H. Merritt	2005	299,535	83,454	49,721	(11)	—	87,173	—	53,189(15)(17)
Vice President, Operations	2004	258,152	12,490	84,167	(12)	—	—	—	67,013(16)(17)
Mark Castaneda(1)	2005	277,180	2,925	6,969	(13)	—	161,814	—	—
Chief Financial Officer

(1)	Mr. Banner retired in April 2005. Mr. Banner previously stepped down as our Chief Financial Officer in November 2004, when he was replaced by Mark Castaneda. Mr. Castaneda was hired in October 2004 at an annual salary of $400,000.

(2)	The deferred compensation portions of the amounts below were paid pursuant to a deferred compensation plan that was terminated in January 2005.

(3)	Represents $44,363 in deferred compensation, $26,610 in personal use of company aircraft and $16,540 in personal use of company vehicle.

(4)	Represents $89,148 in deferred compensation, $20,633 in personal use of company aircraft and $13,105 in personal use of company vehicle.

(5)	Represents $43,129 in deferred compensation and $7,704 in personal use of company vehicle.

(6)	Represents $86,428 in deferred compensation and $7,749 in personal use of company vehicle.

(7)	Represents $29,479 in deferred compensation and $9,577 in personal use of company vehicle.

(8)	Represents $59,238 in deferred compensation and $10,339 in personal use of company vehicle.

(9)	Represents $37,635 in deferred compensation and $15,898 in personal use of company vehicle.

(10)	Represents $52,750 in deferred compensation and $13,363 in personal use of company vehicle.

(11)	Represents $35,781 in deferred compensation and $13,940 in personal use of company vehicle.

(12)	Represents $71,202 in deferred compensation and $12,965 in personal use of company vehicle.

(13)	Represents $6,969 in personal use of company vehicle.

(14)	These options were granted on October 21, 2004 and vest in four equal annual installments, except that options granted to Messrs. Pike, Banner, Collins, Ratliff, Merritt and Castaneda under our Stock Option Plan B (145,209, 33,136, 37,358, 29,889, 26,155 and 48,546, respectively) will immediately vest and become exercisable upon the consummation of this offering. The exercise price equaled the fair market value on the grant date. The options set forth in this column include 313,414, 142,183, 146,256, 123,305, 119,704 and 46,892 options repurchased from Messrs. Pike, Banner, Collins, Ratliff, Merritt and Castaneda, respectively, in connection with our 2004 recapitalization.

(15)	Represents the value of a profit interest in LGB Pike LLC, a former shareholder affiliated with Lindsay Goldberg & Bessemer, that was issued pursuant to the 2002 recapitalization transaction. Such value was determined at the issuance date by a third-party valuation and was being amortized into compensation expense over its three-year vesting period. The amortization attributable to 2005 was $72,698, $57,680, $52,470 and $53,052 for Messrs. Banner, Collins, Ratliff and Merritt, respectively. LGB Pike LLC distributed shares of our common stock to the members of LGB Pike LLC effective June 13, 2005, canceling the related profit interests.

(16)	Represents the value of a profits interest in LGB Pike LLC, a former shareholder affiliated with Lindsay Goldberg & Bessemer, that was issued pursuant to the 2002 recapitalization transaction. Such value was determined at the issuance date by a third-party valuation and was being amortized into compensation expense over its three-year vesting period. The amortization attributable to 2004 was $91,829, $72,859, $66,137 and $66,627 for Messrs. Banner, Collins, Ratliff and Merritt, respectively. LGB Pike LLC distributed shares of our common stock to the members of LGB Pike LLC effective June 13, 2005, canceling the related profit interests.

(17)	Represents employer’s contributions to employee’s 401(k) plan of $141 and $386 for Messrs. Ratliff and Merritt, respectively, in 2004 and $137 for Mr. Merritt in 2005.
Option Grants in Last Fiscal Year
      The following table shows the options that were granted during the fiscal year ended June 30, 2005 to the executive officers named in the Summary Compensation Table above.

					Potential Realizable Value
					at Assumed Annual Rates
					of Stock Price
					Appreciation for Option
					Term(2)
	Number of	Percent of
	Securities	Total Options	Exercise
	Underlying	Granted to	or Base
	Options	Employees in	Price	Expiration
Name	Granted(1)	Fiscal Year	($/share)	Date	5%	10%

J. Eric Pike	484,040	32.2%	$6.51	10/21/2014	$1,388,108	$3,517,739
Reginald L. Banner	110,464	7.3%	$6.51	10/21/2014	$316,793	$805,816
Jeffery L. Collins	124,516	8.3%	$6.51	10/21/2014	$357,065	$904,872
Robert B. Ratliff	99,615	6.6%	$6.51	10/21/2014	$285,652	$723,898
John H. Merritt	87,173	5.8%	$6.51	10/21/2014	$249,976	$633,487
Mark Castaneda	161,814	10.8%	$6.51	10/21/2014	$464,024	$1,175,926

(1)	These options were granted on October 21, 2004 and vest in four equal annual installments, except that options granted to Messrs. Pike, Banner, Collins, Ratliff, Merritt and Castaneda under our Stock Option Plan B (145,209, 33,136, 37,358, 29,889, 26,155 and 48,546, respectively) will immediately vest and become exercisable upon the consummation of this offering. The exercise price equaled the fair market value on the grant date. The options set forth in this column include 313,414, 142,183, 146,256, 123,305, 119,704 and 46,892 options repurchased from Messrs. Pike, Banner, Collins, Ratliff, Merritt and Castaneda, respectively, in connection with our 2004 recapitalization.

(2)	Amounts represent hypothetical values that could be achieved for the respective options, excluding those shares repurchased in connection with our 2004 recapitalization, if exercised at the end of the option term. These values are based on assumed rates of stock price appreciation of 5% and 10%, compounded annually for a ten-year period based on the exercise price of the underlying securities on the grant date. These assumptions are not intended to forecast future appreciation of our stock price. The potential realizable value does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock. The amounts shown in these two columns do not include any values attributable to options granted under our Stock Option Plan B because these options are exercisable only if the market price of our common stock exceeds a target stock value greater than the market price that would result from an assumed rate of stock price appreciation of 5% or 10% and upon the occurrence of a liquidity event, such as an initial public offering or a change of control. See “Management — Stock Incentive Plans — 2002 Stock Option Plan B.” In accordance with the terms of our Stock Option Plan B, the options granted under our Stock Option Plan B, as described in note 1 above, will immediately vest and become exercisable at an exercise price of $6.51 per share upon the consummation of this offering.
Exercise of Stock Options
      The following table shows aggregate amounts of outstanding options to purchase equity interests in us held by the executive officers named in the Summary Compensation Table above at June 30, 2004 and 2005.
Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

				Number of Securities		Value of Unexercised
				Underlying Unexercised		In-the-Money
				Options/SARs at		Options/SARs at
		Shares		Fiscal Year-End (#)		Fiscal Year-End ($)(1)
		Acquired On	Value
Name		Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

J. Eric Pike	2005	—	—	140,482	627,481	$1,432,916	$5,468,755
	2004	—	—	209,068	388,269	$566,574	$1,052,209
Reginald L. Banner	2005	—	—	348,410	—	$3,341,185	$—
	2004	—	—	190,065	190,064	$515,076	$515,073
Jeffery L. Collins	2005	—	—	89,401	268,988	$911,890	$2,504,038
	2004	—	—	133,047	247,082	$360,557	$669,592
Robert B. Ratliff	2005	—	—	76,619	225,504	$781,514	$2,108,422
	2004	—	—	114,036	211,777	$309,038	$573,916
John H. Merritt	2005	—	—	76,619	216,663	$781,514	$2,042,203
	2004	—	—	114,036	211,777	$309,038	$573,916
Mark Castaneda	2005	—	—	—	114,922	$—	$860,766
	2004	—	—	—	—	$—	$—

(1)	Calculated by determining the difference between the fair market value of $6.51 per share at June 30, 2004 and $14.00 per share at June 30, 2005 for our common stock underlying the options, and the exercise prices of the options held by each of the executive officers named in the Summary Compensation Table above.
Long-Term Incentive Plan Awards
      No long-term incentive awards were granted to the executive officers named in the Summary Compensation Table in the fiscal years ended June 30, 2004 and 2005.
IPO Grants
      Upon consummation of this offering, we will grant equity compensation to certain members of our management. A total of 161,607 shares of restricted stock and options to purchase 969,643 shares of common stock at the offering price will be granted to 20 to 25 members of management. Of this total, Mr. Pike will receive 71,429 shares of restricted stock and options to purchase 428,571 shares of common stock at the offering price, and each of Messrs. Castaneda, Collins, Ratliff and Merritt will receive 6,449 shares of restricted stock and options to purchase 38,690 shares of common stock at the offering price. The restricted stock will vest in full on the fifth anniversary of this offering, subject to the executive’s continued

employment with us. The stock options will have a term of ten years, will have a per share exercise price equal to the initial public offering price of our common stock and will vest in equal annual installments over the five-year period following the consummation of this offering, subject to the executive’s continued employment with us. The grant to Mr. Pike will also vest upon termination of his employment under certain circumstances. See “— Employment Agreements — Employment Agreement with Mr. Pike” below. The restricted stock and the stock options will be subject to the other terms and conditions of our 2005 Omnibus Incentive Compensation Plan, which is described below. We currently estimate that the value of the grants, as calculated in accordance with SFAS No. 123 (revised 2004), Share-Based Payment, will be approximately $7.0 million to $11.0 million, which will be expensed over five years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Accounting Pronouncements.”
Employment Agreements

Employment Agreement with Mr. Pike
      The agreement with Mr. Pike provides for his employment on an annual basis and is automatically renewed at the end of each year for an additional year, subject to our or Mr. Pike’s right to terminate the agreement upon at least 60 days’ written notice prior to the expiration of such year. Under the agreement, Mr. Pike is entitled to a minimum annual base salary of $750,000, and his salary may be adjusted upward by the compensation committee of our board of directors in its sole discretion.
      During each fiscal year of our company, beginning with the fiscal year ending June 30, 2006, Mr. Pike will be entitled to annual equity compensation consisting of (i) stock options with a grant date value of $250,000 and (ii) shares of common stock with a grant date value of $250,000, except that the stock options will only be payable if our company satisfies budget targets during the applicable fiscal year. The stock options will have a term of ten years and will have a per share exercise price equal to the fair market value of our common stock on the date of grant. The stock options and shares of common stock will be paid following the end of the applicable fiscal year and will not be subject to any vesting or forfeiture provisions.
      Under the terms of the agreement with Mr. Pike, if his employment is terminated by us without cause (as defined in the employment agreement) or by Mr. Pike for good reason (as defined in the employment agreement), Mr. Pike will be entitled to receive two years of his then current annual base salary and the continuation for two years of health, life, disability and other benefits that he was receiving as of the last day of his employment. In addition, all restricted stock and stock options then held by Mr. Pike will automatically become vested and exercisable.
      We will also make a tax gross-up payment to Mr. Pike if he becomes subject to excise taxes under Sections 280G and 4999 of the Internal Revenue Code on his payments and benefits in connection with a change of control of our company unless the value of the payments and benefits does not exceed 5% of the maximum amount payable without triggering any such taxes, in which case the payments and benefits will be reduced to such maximum amount.
      We may also terminate Mr. Pike’s employment if, based upon independent medical advice, the board of directors determines that due to physical or mental illness Mr. Pike is unable to perform his customary duties for (i) 120 consecutive business days, if he fails to return to his duties within five days of written notice of the end of that 120-day period, or (ii) 130 business days in any 12-month period. In any such event, Mr. Pike is entitled to a continuation of his base salary and other benefits during the 120-day or 130-day period.
      The agreement also entitles Mr. Pike to use our company aircraft for up to 50 flight hours per year for his personal use, provided that this use does not interfere with the normal business use of the aircraft.
      Mr. Pike is subject to a non-solicitation provision for 24 months after termination of his employment, as well as a confidentiality provision. In addition, Mr. Pike has agreed to refrain from engaging in certain activities that are competitive with our company and its business for a period of five years after the termination of his employment. Mr. Pike is entitled to indemnification in his position to the fullest extent permitted by the laws of Delaware.

Arrangement with Mr. Castaneda
      Although we have not entered into an employment agreement with Mr. Castaneda, we operate under an arrangement with him.
      Our arrangement with Mr. Castaneda provides for his employment for two years and thereafter is automatically extended for additional one-year periods, subject to our or Mr. Castaneda’s right to terminate the arrangement upon at least 60 days’ written notice prior to the expiration of such period of employment. Under the arrangement, Mr. Castaneda is entitled to a base salary of $400,000, and his salary may be adjusted upward by the board of directors in its sole discretion. The arrangement also provides that Mr. Castaneda is eligible to participate in management incentive plans currently in effect and to receive additional compensation that may be provided pursuant to such plans or as otherwise approved by our board of directors.
      In addition, pursuant to our arrangement, Mr. Castaneda received options to purchase 161,814 shares of our common stock under our 2002 Stock Option Plan A and 2002 Stock Option Plan B at a purchase price of $6.51. In connection with our 2004 recapitalization, we repurchased 46,893 options from Mr. Castaneda. The 66,376 options granted under our 2002 Stock Option Plan A that remain outstanding will vest and become exercisable in the following manner: 50% will vest in October 2007, 25% will vest in October 2008 and 25% will vest in October 2009. In addition, the options granted under our 2002 Stock Option Plan A will vest and become exercisable upon the death or disability of Mr. Castaneda or as described in such plan or in the corresponding option award agreement, as applicable. The 48,546 options granted under our 2002 Stock Option Plan B will vest and become exercisable upon the consummation of this offering.
      Under the terms of the arrangement with Mr. Castaneda, if his employment is terminated by us without cause or by Mr. Castaneda for good reason, Mr. Castaneda will be entitled to a continuation of his base salary for a period of 24 months and any health, life, disability or other benefits that Mr. Castaneda was receiving as of the last day of his employment for a period of 12 months after the date of termination.
      We may also terminate Mr. Castaneda’s employment if, based upon independent medical advice, the board of directors determines that due to physical or mental illness Mr. Castaneda is unable to perform his customary duties for (1) 120 consecutive business days, if he fails to return to his duties within five days of written notice of the end of that 120-day period, or (2) 130 business days in any twelve-month period. In any such event, Mr. Castaneda is entitled to a continuation of his base salary and other benefits during the 120-day or 130-day period.
      Mr. Castaneda is also subject to a non-solicitation provision for 24 months after his employment terminates, as well as a confidentiality provision.
Stock Incentive Plans
     2005 Omnibus Incentive Compensation Plan
      We have adopted the 2005 Omnibus Compensation Plan (the “Plan”). The purpose of the Plan is to promote our interests and the interests of our stockholders by (i) attracting and retaining exceptional directors, officers, employees and consultants (including prospective directors, officers, employees and consultants) and (ii) enabling such individuals to participate in our long-term growth and financial success.
      Awards. The Plan provides for the grant of options intended to qualify as incentive stock options (“ISOs”) under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), and non-statutory stock options (“NSOs”), stock appreciation rights (“SARs”), restricted stock awards, restricted stock units (“RSUs”), performance units, cash incentive awards, deferred share units and other equity-based or equity-related awards.

      Plan Administration. The Plan is administered by the compensation committee of our board of directors or such other committee as our board may designate to administer the Plan. Subject to the terms of the Plan and applicable law, the committee has sole authority to administer the Plan, including, but not limited to, the authority to (i) designate Plan participants, (ii) determine the type or types of awards to be granted to a participant, (iii) determine the number of shares of our common stock to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with, awards, (iv) determine the terms and conditions of any awards, (v) determine the vesting schedules of awards and, if certain performance criteria must be attained in order for an award to vest or be settled or paid, establish such performance criteria and certify whether, and to what extent, such performance criteria have been attained, (vi) determine whether, to what extent and under what circumstances awards may be settled or exercised in cash, shares of our common stock, other securities, other awards or other property, or canceled, forfeited or suspended and the method or methods by which awards may be settled, exercised, canceled, forfeited or suspended, (vii) determine whether, to what extent and under what circumstances cash, shares of our common stock, other securities, other awards, other property and other amounts payable with respect to an award will be deferred either automatically or at the election of the holder thereof or of the committee, (viii) interpret, administer, reconcile any inconsistency in, correct any default in and supply any omission in, the Plan and any instrument or agreement relating to, or award made under, the Plan, (ix) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan, (x) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, awards, (xi) amend an outstanding award or grant a replacement award for an award previously granted under the Plan if, in its sole discretion, the committee determines that the tax consequences of such award to us or the participant differ from those consequences that were expected to occur on the date the award was granted or that clarifications or interpretations of, or changes to, tax law or regulations permit awards to be granted that have more favorable tax consequences than initially anticipated and (xii) make any other determination and take any other action that the committee deems necessary or desirable for the administration of the Plan.
      Shares Available For Awards. Subject to adjustment as provided below, the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the Plan is 1,750,000, of which the maximum number of shares that may be delivered pursuant to ISOs granted under the Plan is 500,000 and the maximum number of shares that may be delivered as restricted stock awards under the Plan is 450,000. The maximum number of shares of our common stock with respect to which awards may be granted to any participant in the Plan in any fiscal year of Pike is 600,000. If an award granted under the Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by the forfeited, expired, terminated or canceled award will again be available to be delivered pursuant to awards under the Plan.
      Upon consummation of this offering, we will grant 161,607 shares of restricted stock and options to purchase 969,643 shares of common stock at the offering price to 20 to 25 members of management under the Plan. See “— IPO Grants.”
      In the event of any corporate event affecting the shares of our common stock, the committee in its discretion may make such adjustments and other substitutions to the Plan and awards under the Plan as it deems equitable or desirable in its sole discretion.
      The committee may grant awards in assumption of, or in substitution for, outstanding awards previously granted by us or any of our affiliates or a company that we acquire or with which we combine. Any shares issued by us through the assumption of or substitution for outstanding awards granted by a company that we acquire will not reduce the aggregate number of shares of our common stock available for awards under the Plan, except that awards issued in substitution for ISOs will reduce the number of shares of our common stock available for awards under the Plan.
      Any shares of our common stock issued under the Plan may consist, in whole or in part, of authorized and unissued shares of our common stock or of treasury shares of our common stock.

      Eligibility. Any director, officer, employee or consultant (including any prospective director, officer, employee or consultant) of us or of our affiliates is eligible to participate in the Plan.
      Stock Options. The committee may grant both ISOs and NSOs under the Plan. Except as otherwise determined by the committee in an award agreement, the exercise price for options cannot be less than the fair market value (as defined in the Plan) of our common stock on the grant date. In the case of ISOs granted to an employee who, at the time of the grant of an option, owns stock representing more than 10% of the voting power of all classes of our stock or the stock of any of our affiliates, the exercise price cannot be less than 110% of the fair market value of a share of our common stock on the grant date. All options granted under the Plan will be NSOs unless the applicable award agreement expressly states that the option is intended to be an ISO. All terms and conditions of all grants of ISOs will be subject to and comply with Section 422 of the Code and the regulations promulgated thereunder. All ISOs and NSOs are intended to qualify as “performance-based compensation” under Section 162(m) of the Code.
      Subject to the applicable award agreement, options will vest and become exercisable with respect to one-third of the shares of our common stock subject to such options on each of the first three anniversaries of the grant date. The term of each option will be determined by the committee, except that no option will be exercisable after the tenth anniversary of the date the option is granted. The exercise price may be paid with cash (or its equivalent) or, in the sole discretion of the committee, with previously acquired shares of our common stock or through delivery of irrevocable instructions to a broker to sell our common stock otherwise deliverable upon the exercise of the option (provided that there is a public market for our common stock at such time), or a combination of any of the foregoing.
      Stock Appreciation Rights. The committee may grant SARs under the Plan either alone or in tandem with, or in addition to, any other award permitted to be granted under the Plan. SARs granted in tandem with, or in addition to, an award may be granted either at the same time as the award or at a later time. Subject to the applicable award agreement, the exercise price of each share of our common stock covered by a SAR cannot be less than the fair market value of such share on the grant date. Upon exercise of a SAR, the holder will receive cash, shares of our common stock, other securities, other awards, other property or a combination of any of the foregoing, as determined by the committee, equal in value to the excess over the exercise price, if any, of the fair market value of the common stock subject to the SAR at the exercise date. All SARs are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Subject to the provisions of the Plan and the applicable award agreement, the committee will determine, at or after the grant of a SAR, the vesting criteria, term, methods of exercise, methods and form of settlement and any other terms and conditions of any SAR.
      The committee may substitute, without the consent of affected participants or holders, SARs settled in cash or in shares of our common stock for outstanding NSOs. However, (i) the substitution must not modify the terms of any such outstanding NSOs, (ii) the number of shares of common stock underlying the SARs used in the substitution must be the same as the number of shares of common stock underlying such outstanding NSOs and (iii) the exercise price of the SARs used in the substitution must be equal to the exercise price of such outstanding NSOs.
      Restricted Shares and Restricted Stock Units. Subject to the provisions of the Plan, the committee may grant restricted shares and RSUs. Restricted shares and RSUs may not be sold, assigned, transferred, pledged or otherwise encumbered except as provided in the Plan or the applicable award agreement, except that the committee may determine that restricted shares and RSUs may be transferred by the participant. Upon the grant of a restricted share, a certificate will be issued and registered in the name of the participant and deposited by the participant, together with a stock power endorsed in blank, with us or a custodian designated by the committee or us. Upon the lapse of the restrictions applicable to such restricted share, we or the custodian, as applicable, will deliver such certificate to the participant or his or her legal representative.
      An RSU will have a value equal to the fair market value of a share of our common stock. RSUs may be paid in cash, shares of our common stock, other securities, other awards or other property, as determined by the committee, upon the lapse of restrictions applicable to such RSU or in accordance with the applicable award agreement. The committee may, on such terms and conditions as it may determine, provide a participant who holds restricted shares or RSUs with dividends or dividend equivalents, payable in cash, shares of our common stock, other securities, other awards or other property. If a restricted share or RSU is intended to qualify as “qualified performance-based compensation” under Section 162(m) of the Code, the requirements described below in “— Performance Compensation Awards” must be satisfied.
      Performance Units. Subject to the provisions of the Plan, the committee may grant performance units to participants. Performance units are awards with an initial value established by the committee (or that is determined by reference to a valuation formula specified by the committee or the fair market value of our common stock) at the time of the grant. In its discretion, the committee will set performance goals that, depending on the extent to which they are met during a specified performance period, will determine the number and/or value of performance units that will be paid out to the participant. The committee, in its sole discretion, may pay earned performance units in the form of cash, shares of our common stock or any combination thereof that has an aggregate fair market value equal to the value of the earned performance units at the close of the applicable performance period. Performance unit awards to any participant in the Plan cannot exceed $2,000,000 during any performance period. The determination of the committee with respect to the form and timing of payout of performance units will be set forth in the applicable award agreement. The committee may, on such terms and conditions as it may determine, provide a participant who holds performance units with dividends or dividend equivalents, payable in cash, shares of our common stock, other securities, other awards or other property. If a performance unit is intended to qualify as “qualified performance-based compensation” under Section 162(m) of the Code, the requirements below described in “— Performance Compensation Awards” must be satisfied.
      Cash Incentive Awards. Subject to the provisions of the Plan, the committee may grant cash incentive awards payable upon the attainment of performance goals. Cash incentive awards to any participant in the Plan cannot exceed $2,000,000 during any performance period. If a cash incentive award is intended to qualify as “qualified performance-based compensation” under Section 162(m) of the Code, the requirements described below in “— Performance Compensation Awards” must be satisfied.
      Other Stock-Based Awards. Subject to the provisions of the Plan, the committee may grant to participants other equity-based or equity-related compensation awards, including deferred share units and vested stock. The committee may determine the amounts and terms and conditions of any such awards provided that they comply with applicable laws.
      Performance Compensation Awards. The committee may designate any award granted under the Plan (other than ISOs, NSOs and SARs) as a performance compensation award in order to qualify such award as “qualified performance-based compensation” under Section 162(m) of the Code. The committee will, in its sole discretion, designate within the first 90 days of a performance period the participants who will be eligible to receive performance compensation awards in respect of such performance period. The committee will also determine the length of performance periods, the types of awards to be issued, the performance criteria that will be used to establish the performance goals, the kinds and levels of performance goals applicable to Pike and any performance formula used to determine whether a performance compensation award has been earned for the performance period.
      The performance criteria will be limited to the following: (i) net income before or after taxes, (ii) earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization), (iii) operating income, (iv) earnings per share, (v) return on stockholders’ equity, (vi) return on investment or capital, (vii) return on assets, (viii) level or amount of acquisitions, (ix) share price, (x) profitability and profit margins, (xi) market share, (xii) revenues or sales (based on units or dollars), (xiii) costs, (xiv) cash flow, (xv) working capital and (xvi) safety and accident rates. These performance criteria may be applied on an absolute basis or be relative to one or more of our peer companies or indices or any combination thereof. The performance goals and periods may vary from participant to participant and from time to time. To the extent required under Section 162(m) of the Code, the committee will, within the first 90 days of the applicable performance period, define in an objective manner the method of calculating the performance criteria it selects to use for the performance period.

      The committee may adjust or modify the calculation of performance goals for a performance period in the event of, in anticipation of, or in recognition of, any unusual or extraordinary corporate item, transaction, event or development or any other unusual or nonrecurring events affecting us, any of our affiliates or our financial statements or the financial statements of any of our affiliates, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles, law or business conditions, so long as that adjustment or modification does not cause the performance compensation award to fail to qualify as “qualified performance-based compensation” under Section 162(m) of the Code. In order to be eligible for payment in respect of a performance compensation award for a particular performance period, participants must be employed by us on the last day of the performance period (unless otherwise determined in the discretion of the compensation committee), the performance goals for such period must be satisfied and certified by the committee and the performance formula must determine that all or some portion of the performance compensation award has been earned for such period. The committee may, in its sole discretion, reduce or eliminate the amount of a performance compensation award earned in a particular performance period, even if applicable performance goals have been attained. In no event will any discretionary authority granted to the committee under the Plan be used to grant or provide payment in respect of performance compensation awards for which performance goals have not been attained, increase a performance compensation award for any participant at any time after the first 90 days of the performance period or increase a performance compensation award above the maximum amount payable under the underlying award.
      Amendment and Termination of the Plan. Subject to any government regulation, to any requirement that must be satisfied if the Plan is intended to be a shareholder approved plan for purposes of Section 162(m) of the Code and to the rules of the NYSE, the Plan may be amended, modified or terminated by our board of directors without the approval of our stockholders, except that stockholder approval will be required for any amendment that would (i) increase the maximum number of shares of our common stock available for awards under the Plan, (ii) increase the maximum number of shares of our common stock that may be delivered pursuant to ISOs granted under the Plan or (iii) modify the requirements for participation under the Plan. No modification, amendment or termination of the Plan that is adverse to a participant will be effective without the consent of the affected participant, unless otherwise provided by the committee in the applicable award agreement.
      The committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award previously granted, prospectively or retroactively. However, unless otherwise provided by the committee in the applicable award agreement or in the Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely impair the rights of any participant to any award previously granted will not to that extent be effective without the consent of the affected participant.
      The committee is authorized to make adjustments in the terms and conditions of awards in the event of any unusual or nonrecurring corporate event (including the occurrence of a change of control of Pike) affecting us, any of our affiliates or our financial statements or the financial statements of any of our affiliates, or of changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles or law whenever the committee, in its discretion, determines that those adjustments are appropriate or desirable, including providing for the substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of, awards or providing for a period of time for exercise prior to the occurrence of such event and, in its discretion, the committee may provide for a cash payment to the holder of an award in consideration for the cancellation of such award.
      Change of Control. The Plan provides that, unless otherwise provided in an award agreement, in the event of a change of control of Pike, unless provision is made in connection with the change of control for assumption for, of substitution of, awards previously granted:

•	any options and SARs outstanding as of the date the change of control is determined to have occurred will become fully exercisable and vested, as of immediately prior to the change of control;

•	all performance units and cash incentive awards will be paid out as if the date of the change of control were the last day of the applicable performance period and “target” performance levels had been attained; and

•	all other outstanding awards will automatically be deemed exercisable or vested and all restrictions and forfeiture provisions related thereto will lapse as of immediately prior to such change of control.
      Unless otherwise provided pursuant to an award agreement, a change of control is defined to mean any of the following events, generally:

•	a change in the composition of a majority of our board of directors that is not supported by the incumbent board of directors;

•	the consummation of a merger, reorganization or consolidation or sale or other disposition of all or substantially all of our assets;

•	the approval by our stockholders of a plan of our complete liquidation or dissolution; or

•	an acquisition by any individual, entity or group of beneficial ownership of 20% or more of the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors but only if the percentage so owned exceeds the percentage of the combined voting power of our voting securities then owned by Lindsay Goldberg & Bessemer L.P. and its affiliates.
      Term of the Plan. No award may be granted under the Plan after July 20, 2015, the tenth anniversary of the date the Plan was approved by our stockholders.

2002 Stock Option Plan A
      We adopted our 2002 Stock Option Plan A to provide incentives to our employees to continue and increase their efforts for us through the grant of non-qualified stock options. We do not intend to grant any additional options under Stock Option Plan A. Stock Option Plan A is administered by a committee of our board of directors, which is authorized to, among other things, select the officers and other employees who will receive grants and determine the exercise price and vesting schedule of the options. We have granted options to purchase an aggregate of 2,864,343 shares of our common stock to 11 employees (including Mssrs. Pike, Castaneda, Collins and Ratliff) at an exercise price of $3.80 per share for 1,796,085 options granted in April 2002 (of which 161,547 were subsequently canceled) and for 177,386 options granted in April 2003 and $6.51 per share for 1,052,419 options granted in October 2004. The exercise price of a share of common stock under each option was at the fair market value of each share of common stock on the day of the grant. As part of the 2004 recapitalization, we repurchased 1,185,980 options, resulting in 1,678,363 options outstanding at March 31, 2005.
      Generally, the options previously issued under Stock Option Plan A vest in four annual installments over a period of four years, with the first installment becoming vested and exercisable on the first anniversary of the date of the stock option grant, provided that the option holder remains employed with us during each applicable period. Options also generally vest upon the death or disability of the option holder. Options granted under the plan generally expire no later than the tenth anniversary of the date of the grant, unless otherwise provided in the stock option agreement executed at the time of the grant.
      Upon any sale of the company, the outstanding options will terminate unless the committee decides, in its discretion, that all or a portion of the then outstanding options will vest and become exercisable on a date generally at least 21 days before the effective date of the sale. In the event of a sale of the company in which more than 70% of our common stock will be acquired for cash, the committee may, in its discretion, convert each vested option into the right to receive an amount of cash equal to the product of (1) the excess of the sale consideration per share over the exercise price of the option times (2) the number of shares of common stock underlying the option. In the event of a proposed sale of the company, the committee may also, in its discretion, suspend the exercise of vested options for up to 120 days.

      Upon the termination of an option holder’s employment, all unvested options will immediately terminate and vested options will generally remain exercisable for a period of 90 days after the date of termination, three years after the option holder’s retirement and through the tenth anniversary of the grant of the option in the case of death or disability.
      Stock Option Plan A terminates in accordance with its terms on the tenth anniversary of its adoption unless sooner terminated by the board of directors. The board may amend the plan without the approval of stockholders, except that stockholder approval is required for any amendment that increases the maximum number of shares of common stock for which options may be granted (other than pursuant to an adjustment for a stock split or stock dividend), changes the class of employees eligible to participate or adopts other material amendments. No termination or amendment of the plan may adversely affect the rights under the plan of a person to whom an option has been granted without the consent of that person.
      Options granted under the plan may not be transferred, except to an option holder’s estate and in other limited circumstances.

2002 Stock Option Plan B
      We adopted our 2002 Stock Option Plan B to provide incentives to our employees to continue and increase their efforts for us through the grant of non-qualified stock options. We do not intend to grant any additional options under Stock Option Plan B. Stock Option Plan B is administered by a committee of our board of directors, which is authorized to, among other things, select the officers and other employees who will receive grants and determine the exercise price and vesting schedule of the options. We have granted options to purchase an aggregate of 1,227,578 shares of our common stock to the same 11 employees that were granted options under Stock Option Plan A. The options were granted at an exercise price of $3.80 per share for 769,734 options granted in April 2002 (of which 69,239 were subsequently canceled) and for 76,014 options granted in April 2003 and $6.51 per share for 451,068 options granted in October 2004. The exercise price of a share of common stock under each option was at the fair market value of each share of common stock on the day of the grant. We did not repurchase any options under Stock Option Plan B as part of the 2004 recapitalization.
      The exercise of these options is contingent on the increase in the value of our stock over time. If the target stock value is not achieved, the options may not be exercised. In accordance with the terms of Stock Option Plan B, all options that have been granted pursuant to the plan will immediately vest and become exercisable at an average purchase price of $4.80 per share of common stock upon the consummation of this offering. Options granted under the plan generally expire no later than the tenth anniversary of the date of the grant, unless otherwise provided in the stock option agreement executed at the time of the grant.
      In the event of a sale of the company in which more than 70% of our common stock will be acquired for cash, the committee may, in its discretion, convert each vested option into the right to receive an amount of cash equal to the product of (1) the excess of the sale consideration per share over the exercise price of the option times (2) the number of shares of common stock underlying the option. In the event of a proposed sale of the company, the committee may also, in its discretion, suspend the exercise of vested options for up to 120 days.
      Upon the termination of an option holder’s employment, all unvested options will immediately terminate and vested options will generally remain exercisable for a period of 90 days after the date of termination, three years after the option holder’s retirement and through the tenth anniversary of the grant of the option in the case of death or disability.
      Stock Option Plan B terminates in accordance with its terms on the tenth anniversary of its adoption unless sooner terminated by the board of directors. The board may amend the plan without the approval of stockholders, except that stockholder approval is required for any amendment that increases the maximum number of shares of common stock for which options may be granted (other than pursuant to an adjustment for a stock split or stock dividend), changes the class of employees eligible to participate or adopts other material amendments. No termination or amendment of the plan may adversely affect the rights under the plan of a person to whom an option has been granted without the consent of that person.
      Options granted under the plan may not be transferred, except to an option holder’s estate and in other limited circumstances.

2005 Employee Stock Purchase Plan
      In December 2004, we adopted the 2005 Employee Stock Purchase Plan, or ESPP, and we amended the plan in January 2005.
      Purpose. The purpose of the ESPP is to advance our interests and the interests of our affiliates by providing eligible employees with an opportunity to subscribe for and purchase common stock in order to further align their interests with those of other stockholders of the company.
      Shares Subject to Purchase Plan. An aggregate of 959,400 shares of common stock were initially reserved for issuance under the ESPP. The amount of common stock issued and sold under the ESPP during any consecutive twelve-month period will not exceed (a) $5,000,000 in the aggregate and (b) $1,500,000 in the case of any individual participant. As of June 30, 2005, 598,519 shares of common stock had been issued to a total of 60 employees under the ESPP.
      Administration. Our board of directors will serve as administrator of the ESPP. The administrator has the authority to construe and interpret the terms of the ESPP and the terms and conditions of purchases of common stock under it, to determine eligibility to participate and to establish policies and procedures for administration of the plan.
      Eligibility. Our board of directors will determine in its discretion from time to time the individuals entitled to subscribe for and purchase common stock under the ESPP, except that no person will be permitted to subscribe for or purchase common stock under the ESPP unless that person is an employee of our company or any of our affiliates having the position of area supervisor or higher.
      Terms and Conditions of Purchase. The board of directors will determine any and all terms and conditions applicable to the subscription for and purchase of common stock under the ESPP, including the number of shares of common stock each participant is eligible to subscribe for and purchase and the form and amount of consideration to be paid for such common stock. As a condition to the subscription for and purchase of common stock under the ESPP, each participant will be required to become a party to the stockholders agreement described below under “Related Party Agreements—Stockholders Agreement” and to execute a proxy granting LGB Pike II LLC the authority to vote and take other actions with respect to the shares of our company owned by the participant.
      Successors and Assigns. The ESPP will be binding upon each of our successors and assigns. All obligations imposed upon a participant, and all rights granted to us hereunder, will be binding upon the participant’s heirs, legal representatives and successors. Rights granted under the ESPP are not transferable by a participant other than by will or the laws of descent and distribution.
      Amendment and Termination. The board of directors may at any time amend, modify or terminate the ESPP in its sole discretion. Unless the ESPP is previously terminated, the ESPP will terminate on, and no common stock may be subscribed for or purchased after, December 9, 2014.

New Employee Stock Purchase Plan
      We intend to adopt a new employee stock purchase plan, or the New ESPP, after the consummation of this offering. We anticipate that an aggregate of up to 500,000 shares will be reserved for issuance and available for purchase by employees under the New ESPP and that the purchase price for each share of common stock to be purchased under the New ESPP will not be less than 95% of the fair market value of a share of our common stock on the date of purchase. The New ESPP will be intended to qualify under Section 423 of the Code.

RELATED PARTY AGREEMENTS
Stockholders Agreement
      We, LGB Pike II LLC, an affiliate of Lindsay Goldberg & Bessemer, and certain other stockholders, including members of management, are parties to a stockholders agreement. The stockholders agreement covers matters of corporate governance and registration rights, as described below.
      Corporate Governance. The stockholders agreement provides that J. Eric Pike will have the right to occupy one seat on the board of directors so long as he is our chief executive officer and controls at least 1,321,965 shares. So long as J. Eric Pike has the right to a seat on the board of directors, then LGB Pike II LLC and any affiliate of LGB Pike II LLC must vote in favor of the election of J. Eric Pike to the board.
      Registration Rights. The stockholders agreement provides that LGB Pike II LLC and its affiliates and the other stockholders party to the stockholders agreement have registration rights with respect to our stock. LGB Pike II LLC and its affiliates have “demand registration” rights under which they may require us to register any or all of the common stock they hold. The demand registration rights held by LGB Pike II LLC and its affiliates include the right to require us to put up a shelf registration statement permitting those stockholders to sell into the market from time to time over an extended period of time. In addition, each of LGB Pike II LLC and its affiliates and the other stockholders party to the stockholders agreement have “piggyback” registration rights. If we propose to register any of our securities after the closing of this offering, other than a registration in connection with an employee benefit or similar plan or an exchange offer, we will be required to give each party to the stockholders agreement the opportunity to participate in such registration. We have agreed to indemnify any stockholder that sells shares of our common stock upon exercise of registration rights against certain liabilities under the Securities Act.
Management Advisory Services Agreement
      Pike Electric, Inc. (Pike Electric), our subsidiary, entered into a management advisory services agreement with Goldberg Lindsay & Co. LLC, an affiliate of Lindsay Goldberg & Bessemer, on April 18, 2002 in connection with the 2002 recapitalization, and amended it and restated it on July 1, 2004 in connection with our acquisition of Red Simpson, increasing the management fee to $375,000 per quarter from $250,000 per quarter. Under the agreement, Goldberg Lindsay & Co. LLC agreed to provide management, financial, strategic planning and similar advisory services to Pike Electric. We incurred fees of $200,000, $1,000,000 and $1,000,000 for management advisory services in June 30, 2002, 2003 and 2004, respectively. For the nine months ended March 31, 2005, we incurred a fee of $1,125,000 under the agreement. In addition, Goldberg Lindsay & Co. LLC received one-time transaction fees for structuring the transactions related to our 2002 recapitalization and the acquisition of Red Simpson of $3,750,000 and $3,125,000, respectively. Pursuant to the agreement, Pike Electric also agreed to indemnify Goldberg Lindsay & Co. LLC and its members, partners and affiliates, and their respective directors, officers, agents and employees against losses arising out of or in connection with the agreement, any activities contemplated by the agreement or any services rendered under the agreement. In connection with this offering, we agreed to terminate the management advisory services agreement, effective June 15, 2005, for an aggregate consideration of $4.0 million, to be paid at the closing of this offering.
Letter Agreement with Mr. Joe B. Pike
      In connection with the April 2002 recapitalization, LGB Pike LLC entered into an agreement with Mr. Joe B. Pike, our former Chairman of the Board and father of J. Eric Pike, our current President and Chief Executive Officer. Pursuant to the agreement, so long as LGB Pike LLC continues to own a majority of the common stock of Pike Electric Corporation, Joe B. Pike will be entitled to the following benefits: (1) the use of up to $100,000 in value of Pike’s corporate aircraft per year, (2) the use of an office and administrative services at Pike’s corporate headquarters and (3) participation in Pike’s medical, dental and life insurance plans until the age of 65. Mr. Joe B. Pike was also entitled to receive title to his company-assigned car or the car’s cash value.

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table sets forth certain information regarding the beneficial ownership of our common stock (1) immediately prior to the consummation of the offering and (2) as adjusted to reflect the sale of the shares of common stock in this offering. The percentage of beneficial ownership before the offering is based on 21,484,454 shares of our common stock issued and outstanding as of June 30, 2005. The table sets forth stockholder information with respect to:

•	each of our current directors;

•	each of the executive officers listed in the Summary Compensation table above;

•	our directors, director appointees and named executive officers as a group;

•	each person known by us to beneficially own more than 5% of our common stock; and

•	each of our selling stockholders.
      Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 30, 2005 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and as provided pursuant to applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares set forth opposite each stockholder’s name. Unless otherwise indicated, the address for each of the individuals listed below is: c/o Pike Electric, Inc., 100 Pike Way, Mount Airy, NC 27030.

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to this Offering			After this Offering(1)

	Number of		Shares	Number of
Name of Beneficial Owner	Shares	Percentage	Offered	Shares	Percentage

J. Eric Pike(2)	2,231,902	10.2%	—	2,231,902	6.7%

Robert Ratliff, Jr.(3)	364,305	1.7%	—	364,305	1.1%

John H. Merritt(4)	347,554	1.6%	—	347,554	1.1%

Jeffery L. Collins(5)	345,369	1.6%	—	345,369	1.0%

Mark Castaneda(6)	132,309	*	—	132,309	*

Alan E. Goldberg(7)	18,155,891	84.5%	3,019,798	15,136,093	47.5%

Robert D. Lindsay(7)	18,155,891	84.5%	3,019,798	15,136,093	47.5%

Stuart S. Janney	—	*	—	—	—

Adam P. Godfrey(8)	—	*	—	—	—

J. Russell Triedman(8)	—	*	—	—	—

Directors, director appointees and executive officers as a group (10 persons)	21,577,330	95.3%	3,019,798	18,557,532	58.3%

Reginald L. Banner(9)	480,202	2.2%	480,202	—	—

Lindsay Goldberg & Bessemer(7)	18,155,891	84.5%	3,019,798	15,136,093	47.5%

*	Beneficial ownership is less than 1%.

(1)	Assumes the underwriters do not exercise their over-allotment option.

(2)	Includes 1,549,253 shares of common stock held by Takuan LLC, an entity controlled by Mr. Pike, 150,301 shares of common stock owned directly and 67,467 shares of common stock held by the Joe B./Anne A. Pike Generation Skipping Trust, of which Mr. Pike is deemed to be the beneficial owner. Includes 464,881 common stock options.

(3)	Includes 160,056 shares of common stock held directly and 204,249 common stock options. These share numbers reflect the distribution of shares of our common stock previously held through LGB Pike LLC, as described in note 7.

(4)	Includes 147,039 shares of common stock held directly and 200,515 common stock options. These share numbers reflect the distribution of shares of our common stock previously held through LGB Pike LLC, as described in note 7.

(5)	Includes 104,574 shares of common stock owned directly and 240,795 common stock options. These share numbers reflect the distribution of shares of our common stock previously held through LGB Pike LLC, as described in note 7.

(6)	Includes 83,763 shares of common stock held directly and 48,546 common stock options.

(7)	The 18,155,891 shares of common stock, including the 3,019,798 shares being offered, are held through LGB Pike II LLC. The sole manager of LGB Pike II LLC is Lindsay Goldberg & Bessemer L.P. Messrs. Goldberg and Lindsay, through intermediate entities, indirectly have shared control over Lindsay Goldberg & Bessemer L.P. Messrs. Goldberg and Lindsay expressly disclaim beneficial ownership of the shares of common stock held by LGB Pike II LLC. If the over-allotment option is exercised in full, LGB Pike II LLC will sell an additional 2,025,000 shares. 11,836,575 of these shares were acquired in connection with Lindsay, Goldberg & Bessemer’s acquisition of Pike in 2002, and 6,319,316 of these shares were acquired in connection with our common stock placement in July 2004, which helped finance our acquisition of Red Simpson. These share numbers reflect the distribution of shares of our common stock previously held through LGB Pike LLC to LGB Pike II LLC and the other members of LGB Pike LLC, which became effective as of June 13, 2005. The address for Lindsay Goldberg & Bessemer and for Messrs. Goldberg and Lindsay is c/o Lindsay Goldberg & Bessemer L.P., 630 Fifth Avenue, 30th Floor, New York, NY 10111.

(8)	By virtue of their affiliation with Lindsay Goldberg & Bessemer, Messrs. Godfrey and Triedman may be deemed to have or share beneficial ownership of shares of our common stock beneficially owned by Lindsay Goldberg & Bessemer. Messrs. Godfrey and Triedman expressly disclaim beneficial ownership of such common stock. The address for Messrs. Godfrey and Triedman is c/o Lindsay Goldberg & Bessemer L.P., 630 Fifth Avenue, 30th Floor, New York, NY 10111.

(9)	Includes 131,792 shares of common stock held directly and 348,410 common stock options. Mr. Banner acquired all of his common stock options pursuant to our 2002 Stock Option Plan A and 2002 Stock Option Plan B. These share numbers reflect the distribution of shares of our common stock previously held through LGB Pike LLC, as described in note 7.
Selling Stockholders
      Lindsay Goldberg & Bessemer
      The shares held by Lindsay Goldberg & Bessemer are held through LGB Pike II LLC, a limited liability company controlled by Lindsay Goldberg & Bessemer.

      Lindsay Goldberg & Bessemer was founded by Robert Lindsay and Alan Goldberg in 2001 to pursue public and private investment opportunities through a variety of methods, including leveraged buyouts, recapitalizations, joint ventures, restructurings and strategic public security investments. Lindsay Goldberg & Bessemer has aggregate committed capital of $2.0 billion.
      Lindsay Goldberg & Bessemer’s other investments include First American Payment Systems Holdings, Inc., Wacker Construction Equipment AG, Keystone Foods Holdings, LLC, Maine Beverage Company, LLC, Petrologistics LLC, Klöckner & Co. GmbH and Envirocare of Utah, LLC.
      References in this prospectus to Lindsay Goldberg & Bessemer refer to Lindsay Goldberg & Bessemer L.P. together with its affiliated partnerships.
      Reginald L. Banner
      Mr. Banner served on our Board of Directors from 1984 to May 2005, when he resigned from the Board. In addition, Mr. Banner served Pike in various capacities, ultimately serving as our Chief Financial Officer, Treasurer and Secretary until he retired on April 1, 2005. During his career with us, Mr. Banner was granted options to purchase 348,410 shares of our common stock pursuant to our 2002 Stock Option Plan A and 2002 Stock Option Plan B, all of which vested and became exercisable upon his retirement. In connection with this offering, Mr. Banner intends to exercise his options and sell all of the underlying shares in this offering.
      Neither Lindsay Goldberg & Bessemer nor Mr. Banner purchased the securities held by them outside of the ordinary course of their business or employment, as applicable, or had an understanding with any person to distribute such securities.

DESCRIPTION OF CAPITAL STOCK
      We were originally incorporated in North Carolina in 1968. We reincorporated in Delaware on July 1, 2005. The following summary descriptions of our capital stock do not purport to be complete. The rights of the holders of our capital stock are set forth in our certificate of incorporation and bylaws as well as the stockholders agreement, each of which are filed as exhibits to the registration statement of which this prospectus forms a part.
Authorized Capitalization
      Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share. Immediately following the completion of this offering, we expect that 31,832,864 shares of common stock will be issued and outstanding, excluding 161,607 shares of restricted stock to be granted to certain members of our management at the time of consummation of this offering.
Common Stock

Voting Rights
      Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law, with each share of common stock entitling its holder to one vote. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend Rights
      Holders of common stock will share equally in any dividend declared by our board of directors, subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights
      In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights
      Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.

Registration Rights
      Certain of our stockholders have certain registration rights with respect to our common stock. See “Related Party Agreements — Stockholders Agreement.”
Preferred Stock
      Our board of directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. As of June 30, 2005, there are no outstanding shares of preferred stock.

Series A Preferred Stock
      In connection with our 2004 recapitalization, we redeemed and canceled all outstanding shares of Series A preferred stock for $20 per share, in an aggregate amount of $20.0 million.
Anti-Takeover Effects of the Delaware General Corporation Law and Our Certificate of Incorporation and Bylaws
      Our certificate of incorporation and our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock
      The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Board of Directors
      Our certificate of incorporation provides that the number of directors will be fixed in the manner provided in our bylaws. Our bylaws provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by the board. Upon completion of this offering, our board of directors will have seven members.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

      Our bylaws provide that special meetings of the stockholders may be called only upon the request of any two directors. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

      Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Stockholder Action by Written Consent
      Pursuant to Section 228 of the Delaware General Corporation Law (“DGCL”), any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s certificate of incorporation provides otherwise. Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders, unless such action is recommended by all directors then in office.

Business Combinations under Delaware Law
      Our certificate of incorporation expressly states that we have elected not to be governed by Section 203 of the DGCL, which prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the stockholder became an interested stockholder, subject to certain exceptions, including if, prior to such time, the board of directors approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts that are not approved by a company’s board of directors.

Limitations on Liability and Indemnification of Officers and Directors
      The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL. The DGCL does not permit exculpation for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

      Our certificate of incorporation and bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by law. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees and agents for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
      The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
      There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Transfer Agent and Registrar
      The transfer agent and registrar of the common stock is National City Bank.
Listing
      Our common stock has been approved for listing on the New York Stock Exchange under the symbol “PEC.”

DESCRIPTION OF SENIOR CREDIT FACILITY
      The following summary description of our senior credit facility does not purport to be complete. The agreements setting forth the principal terms and conditions of our senior credit facility are filed as exhibits to the registration statement of which this prospectus forms a part.
      Pursuant to a credit agreement dated as of July 1, 2004 and amended December 10, 2004 and June 27, 2005 among us, our subsidiary, Pike Electric, Inc., as borrower, the lenders named therein, Barclays Bank PLC as administrative agent, J.P. Morgan Securities Inc. as syndication agent and National City Bank as documentation agent, a syndicate of banks and other financial institutions provided us with senior credit facilities of up to $520.0 million. The senior credit facilities consist of a $300.0 million term credit facility (the “Tranche B Loan”), which matures on July 1, 2012, a $150.0 million term credit facility (the “Tranche C Loan” and together with the Tranche B Loan, the “Term Loans”), which matures on December 10, 2012, and a $70.0 million revolving portion of the senior credit facility, which matures on July 1, 2010. The revolving portion of the senior credit facility includes a sublimit of $55.0 million for letters of credit and a sublimit of $10.0 million for swingline loans.
      The obligations under the senior secured bank facilities are unconditional and irrevocably guaranteed by us and each of our existing and subsequently acquired or organized domestic subsidiaries (other than the direct obligor under the senior credit facilities, Pike Electric, Inc.). In addition, the senior credit facilities and such guarantees are secured on a first-priority basis by security interests (subject to permitted liens as defined in the credit agreement) in substantially all tangible and intangible assets owned by us, Pike Electric, Inc. and each of our other domestic subsidiaries, subject to certain exceptions, including limiting pledges of voting stock of foreign subsidiaries to 66% of such voting stock.
      Currently, the interest rates on our loans are equal to (1) in the case of Term Loans, at our option, (i) the greater of Barclays Banks’ prime rate and the federal funds rate plus 1/2 of 1% per annum (the “Alternate Base Rate”) plus 1.25% or (ii) a LIBOR rate plus 2.25%, (2) in the case of revolving loans, (i) the Alternate Base Rate plus 1.50% or (ii) a LIBOR rate plus 2.50% and (3) in the case of swingline loans, the Alternate Base Rate plus 1.50%.
      In addition to paying interest on outstanding principal under the senior credit facilities, we are also required to pay a commitment fee in respect of unutilized commitments at a rate equal to 1/2 of 1% per annum on the daily unused commitments available to be drawn under the revolving portion of the senior credit facility. We will also be required to pay letter of credit fees, with respect to each letter of credit issued, of 0.25% per annum on the average daily statement amount of all letters of credit. We are also required to pay fronting fees, with respect to each letter of credit issued, of 1/4 of 1% per annum to the issuer of the letters of credit on the average daily stated amount of that letter of credit.
      The Tranche B Loan amortizes in quarterly installments of $750,000, provided that the final installment shall be equal to the amount outstanding in respect of the Tranche B Loan (which, after giving effect to the use of net proceeds from this offering, if we do not make any prepayments in the future, will be equal to $182.3 million). The Tranche C Loan amortizes in quarterly installments of $375,000, provided that the final installment shall be equal to the amount outstanding in respect of the Tranche C Loan (which, after giving effect to the use of net proceeds from this offering, if we do not make any prepayments in the future, will be equal to $103.7 million).
      We are generally required to prepay borrowings under the senior credit facilities with (1) 100% of the proceeds we receive from non-ordinary course asset sales, sale and leaseback transactions and insurance recovery events, (2) 100% of the proceeds we receive from the issuance of debt obligations other than debt obligations permitted under the credit agreement, (3) 50% of the proceeds that we receive from the issuance of capital stock in an initial public offering, (4) the excess, if any, of 75% (or, if our leverage ratio is not greater than 2.5 to 1.0, 50%) of excess cash flow (as defined in the credit agreement) over the aggregate amount of term loans prepaid during the applicable fiscal year, and (5) any refunds received pursuant to a purchase price adjustment in connection with the acquisition of Red Simpson.

      The credit agreement also contains a number of affirmative and restrictive covenants including limitations on mergers, consolidations and dissolutions; sales of assets; investments and acquisitions; indebtedness and liens; and dividends and other restricted payments. Under the credit agreement, we are permitted maximum annual capital expenditures of $60.0 million in the fiscal years ending June 30, 2005, 2006 and 2007 and $70.0 million in any fiscal year thereafter, subject to a one year carry-forward of 50% of the unused amount from the previous fiscal year. The credit agreement also limits our payments on deferred compensation liability (as defined in the credit agreement) to $23.5 million in the fiscal year ended June 30, 2005, $12.5 million in the fiscal year ending June 30, 2006, $7.5 million in the fiscal year ending June 30, 2007, $6.5 million in the fiscal year ending June 30, 2008 and $6.0 million in any fiscal year thereafter, subject to a one year carry-forward on amounts not used during the previous fiscal year and to increases in the deferred compensation liability amounts as determined pursuant to the credit agreement.
      In addition, the credit agreement provides that we are required to meet the following financial covenants, which are tested quarterly:

•	a minimum cash interest coverage ratio based upon the ratio of consolidated EBITDA to consolidated cash interest expense, which will require us to maintain a ratio of 3.50 to 1.00, and

•	a maximum leverage ratio based upon the ratio of consolidated funded debt to consolidated EBITDA which will require us to maintain, beginning with the quarter ending on or about December 31, 2004 a ratio of 4.75 to 1.00 through the quarter ending on or about March 31, 2006, 4.50 to 1.00 from the quarter ending on or about June 30, 2006 to the quarter ending on or about March 31, 2007, 4.25 to 1.00 from the quarter ending on or about June 30, 2007 to the quarter ending on or about March 31, 2008, 3.75 to 1.00 from the quarter ending on or about June 30, 2008 to the quarter ending on or about March 31, 2009, 3.25 to 1.00 from the quarter ending on or about June 30, 2009 to the quarter ending on or about March 31, 2010, 3.00 to 1.00 from the quarter ending on or about June 30, 2010 to the quarter ending on or about March 31, 2011, 2.50 to 1.00 from the quarter ending and about June 30, 2011 to the quarter ending on or about March 31, 2012, and 2.25 to 1.00 thereafter.
      Our credit agreement defines consolidated EBITDA as net income plus the sum of (i) total income tax expense, (ii) interest expense, amortization or writeoff of debt discount and debt issuance costs and commissions, discounts and other fees and charges associated with indebtedness, (iii) depreciation and amortization expense, (iv) amortization of intangibles, capitalized consulting fees and organization costs, (v) any extraordinary expenses or losses, (vi) any non-cash compensation and related expenses, (vii) expenses attributable to any step-up in the value of inventory as a result of the application of purchase accounting in connection with any acquisition or recapitalization or as a result of any LIFO adjustment, (viii) any contingent or deferred payments made to sellers in business acquisitions permitted by the credit agreement, (ix) any payment of fees owing to Lindsay Goldberg & Bessemer and/or its affiliates permitted pursuant to our credit agreement, (x) non-cash write-offs (excluding provisions for restructuring charges), (xi) any nonrecurring charge or expense arising in connection with the our 2002 recapitalization or our acquisition of Red Simpson and the transactions contemplated thereby and minus any extraordinary income or gains, (xii) any expense due to deferred compensation liability incurred in connection with our acquisition of Red Simpson during such period to the extent that such expense is included in our income statement for such period, (xiii) non-cash charges related to or caused by our 2005 Employee Stock Purchase Plan and (xiv) any nonrecurring charge or expense incurred in connection with this offering and the company’s reincorporation in Delaware (including, without limitation, the expenses identified in the registration statement filed with the SEC in connection with this offering), whether or not consummated. For purposes of calculating the cash interest coverage ratio and the leverage ratio, EBITDA is deemed to be $1.0 million greater for each quarter ended during the period beginning on September 30, 2003 through and including June 30, 2004. In addition, for purposes of calculating the cash interest coverage ratio and the leverage ratio for any period including the quarter ended September 30, 2004, EBITDA for the quarter ended September 30, 2004 is deemed to be $33.6 million. EBITDA, as defined under our credit agreement, is not calculated in the same manner as the EBITDA and Adjusted EBITDA figures presented in “Prospectus Summary — Summary Historical and Pro Forma Financial Data.”
      The credit agreement contains events of default that are customary for facilities and transactions of this type, including a cross-default provision with respect to other indebtedness having an aggregate principal amount of at least $10.0 million and an event of default that would be triggered by a change of control, as defined in the credit agreement.
SHARES ELIGIBLE FOR FUTURE SALE
      Before this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares will have on the market price of our common stock. Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.
      Upon the closing of this offering, we will have outstanding approximately 31,832,864 shares of common stock, excluding 161,607 shares of restricted stock to be granted to certain members of our management at the time of consummation of this offering. In addition, we have an aggregate of approximately 5,178,088 shares of common stock reserved for issuance under our 2002 Stock Option Plan A, our 2002 Stock Option Plan B and our 2005 Employee Stock Purchase Plan. In addition, at the time of the consummation of this offering, we will have an additional 1,588,393 shares of common stock reserved for issuance under our 2005 Omnibus Incentive Compensation Plan, which includes shares reserved with respect to options to purchase 969,643 shares of common stock at the offering price to be granted under that plan to certain members of our management at the time of consummation of this offering. All of the shares of our common stock sold in this offering will be freely tradeable without restriction under the Securities Act of 1933, except for any shares that may be acquired by an affiliate of Pike Electric Corporation, as the term “affiliate” is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, Pike Electric Corporation and may include directors and officers of Pike Electric Corporation as well as significant stockholders of Pike Electric Corporation. The shares we have issued under our 2005 Employee Stock Purchase Plan will be “restricted securities” as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144.
      We have filed a registration statement on Form S-8 under the Securities Act to register all shares of common stock subject to our 2005 Omnibus Incentive Compensation Plan, our 2002 Stock Option Plan A and our 2002 Stock Option Plan B. Shares covered by this registration statement will be eligible for sale in the public markets, other than shares owned by our affiliates, which may be sold in the public market in compliance with applicable law, including Rule 144.
Rule 144
      Generally, Rule 144 provides that a person who has beneficially owned “restricted” shares for at least one year will be entitled to sell on the open market in brokers’ transactions, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, which will equal approximately 318,329 shares of common stock immediately after this offering, assuming no exercise of the underwriters’ over-allotment option; and

•	the average weekly trading volume of the common stock on the open market during the four calendar weeks preceding the filing of notice with respect to such sale.
      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and the availability of current public information about our company.

      In the event that any person who is deemed to be our affiliate purchases shares of our common stock in this offering or acquires shares of our common stock pursuant to one of our employee benefit plans, sales under Rule 144 of the shares held by that person are subject to the volume limitations and other restrictions (other than the one-year holding period requirement) described in the preceding two paragraphs.
      Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the closing of this offering.
Registration Rights
      Pursuant to the stockholders agreement, LGB Pike II LLC and its affiliates, which will beneficially own 15,136,093 shares of common stock after this offering, have the right to require us to effect additional registration statements, or “demand registrations.” In addition to our obligations with respect to demand registrations, each of LGB Pike II LLC and its affiliates and the other stockholders party to the stockholders agreement have “piggyback” registration rights. If we propose to register any of our securities other than a registration in connection with an employee benefit or similar plan or an exchange offer, we will be required to give each party to the stockholders agreement the opportunity to participate in such registration.
Lock-Up Agreements
      We, LGB Pike II LLC and our directors and executive officers have agreed not to offer or sell any shares of our common stock, or securities convertible into or exchangeable for our common stock, for a period of 180 days after the date of this prospectus, subject to the exceptions listed under “Underwriting,” without the prior written consent of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. as representatives of the underwriters.
      We have been advised by the representatives that they may at their discretion waive the lock-up agreements; however, they have no current intention of releasing any shares subject to a lock-up agreement. The release of any lock-up would be considered on a case-by-case basis. Among the factors that Citigroup and JPMorgan may consider in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of our company. No agreement has been made between the representatives and our company or any stockholder pursuant to which the representatives will waive the lock-up restrictions.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES FOR
NON-U.S. STOCKHOLDERS
      This is a general summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of common stock if you purchase your common stock in this offering, you will hold the common stock as a capital asset and you are a beneficial owner of shares other than:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in place to be treated as a U.S. person.
      This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. income tax laws (such as a “controlled foreign corporation,” “passive foreign investment company,” company that accumulates earnings to avoid U.S. federal income tax, foreign tax-exempt organization, financial institution, broker or dealer in securities, insurance company, regulated investment company, real estate investment trust, financial asset securitization investment trust, person who holds common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, or former U.S. citizen or resident). This summary does not discuss any aspect of U.S. federal alternative minimum tax, state, local or non-U.S. taxation. This summary is based on current provisions of the Internal Revenue Code (“Code”), Treasury regulations, judicial opinions, published positions of the United States Internal Revenue Service (“IRS”) and all other applicable authorities, all of which are subject to change, possibly with retroactive effect.
      If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.
      WE URGE PROSPECTIVE NON-U.S. STOCKHOLDERS TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.
Dividends
      In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of common stock and, to the extent it exceeds your basis, as capital gain.
      Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment maintained by you) generally will not be subject to U.S. withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to

U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of U.S. withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.
      We do not anticipate paying any dividends on the common stock in the foreseeable future.
Sale or Other Disposition of Common Stock
      You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of common stock unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment you maintain);

•	you are an individual, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes (which we believe we are not and have never been, and do not anticipate we will become) and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period preceding disposition or your holding period for your shares of common stock, more than 5% of our common stock.
      Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from U.S. tax under the treaty. If you are described in the second bullet point above, you generally will be subject to U.S. tax at a rate of 30% on the gain realized, although the gain may be offset by some U.S. source capital losses realized during the same taxable year.
Information Reporting and Backup Withholding
      We must report annually to the IRS the amount of dividends or other distributions we pay to you on your shares of common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those distributions and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.
      The United States imposes a backup withholding tax on dividends and certain other types of payments to U.S. persons. You will not be subject to backup withholding tax on dividends you receive on your shares of common stock if you provide proper certification of your status as a non-U.S. person or you are a corporation or one of several types of entities and organizations that qualify for exemption (an “exempt recipient”).
      Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of common stock through a U.S. broker or the U.S. office of a foreign broker, the broker will be required to report the amount of proceeds paid to you to the IRS and also backup withhold on that amount unless you provide appropriate certification to the broker of your status as a non-U.S. person or you are an exempt recipient. Information reporting will also apply if you sell your shares of common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that you are a non-U.S. person and certain other conditions are met or you are an exempt recipient.
      Any amounts withheld with respect to your shares of common stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.
Estate Tax
      Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable treaty provides otherwise.

CERTAIN ERISA CONSIDERATIONS
      Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 4975 of the Code prohibit “employee benefit plans” (as defined in Section 3(3) of ERISA) and certain other retirement plans, accounts and arrangements that are subject to Title I of ERISA or Section 4975 of the Code (“ERISA Plans”) from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition of our common stock by an ERISA Plan with respect to which we or any of the underwriters are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/ or Section 4975 of the Code, unless the investment is acquired in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition of our common stock.
      Governmental plans and certain church and non-United States plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to local, state, federal, non-U.S. or other laws that are substantially similarly to the foregoing provisions of ERISA or the Code (“Similar Laws”).
      The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing shares of our common stock on behalf of, or with the assets of, and ERISA Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of our shares of common stock.

UNDERWRITING
      We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Citigroup Global Markets Inc., or Citigroup, and J.P. Morgan Securities Inc., or JPMorgan, are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Number of
Name	Shares

Citigroup Global Markets Inc.	4,387,500
J.P. Morgan Securities Inc.	4,387,500
Robert W. Baird & Co. Incorporated	2,025,000
Friedman, Billings, Ramsey & Co., Inc.	2,025,000
CMG Institutional Trading LLC	191,667
Edward D. Jones & Co., L.P.	191,667
The Williams Capital Group, L.P.	191,667
Redwine & Company, Inc.	99,999

Total	13,500,000

      The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
      The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.588 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us and the selling stockholders that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.
      The underwriters have an option to buy up to 2,025,000 additional shares of common stock from LGB Pike II LLC, one of the selling stockholders, to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
      The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $0.98 per share. The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
Paid by Us

	Without	With Full
	Over-allotment	Over-allotment
	Exercise	Exercise

Per Share	$0.98	$0.98
Total	$9,800,000	$9,800,000
Paid by the Selling Stockholders

	Without	With Full
	Over-allotment	Over-allotment
	Exercise	Exercise

Per Share	$0.98	$0.98
Total	$3,430,000	$5,414,500
      We estimate that our share of the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $4.25 million.
      A prospectus in electronic format may be made available by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.
      Fbr.com, a division of FBR Investment Services Inc., which is an affiliate of Friedman, Billings, Ramsey & Co., Inc., will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Friedman, Billings, Ramsey intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus will be available on the Internet website maintained by Friedman, Billings, Ramsey. Other than the prospectus in electronic format, the information on the Friedman, Billings, Ramsey website is not part of this prospectus.
      We, the selling stockholders and our directors and executive officers have agreed with the underwriters prior to the commencement of this offering that we and each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of Citigroup and JPMorgan:

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock that may be deemed to be beneficially owned by such persons or entities in accordance with the rules and regulations of the SEC and securities that may be issued upon exercise of a stock option or warrant); or

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in the bullet points above is to be settled by delivery of common stock or such other securities, in cash or otherwise.
      The restrictions described in the immediately preceding paragraph do not apply to:

•	sale of shares to the underwriters;

•	issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of the prospectus of which the underwriters have been advised in writing, so long as each recipient that has previously signed a lock-up agreement agrees to be subject to the restrictions described in the immediately preceding paragraph;

•	issuance by the company of shares or options to purchase shares of our common stock, or the repurchase of unvested shares upon termination of service of an employee, director, consultant or other service provider, pursuant to a stock incentive plan in existence on the date of the prospectus or pursuant to the employee stock purchase plan that we intend to adopt as described in “Management — Stock Incentive Plans — New Employee Stock Purchase Plan”;

•	transactions by persons other than the company relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering, so long as no filing by any party with the SEC shall be required or voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	filing by us of any registration statement with the SEC on Form S-8 relating to the offering of securities pursuant to the terms of a stock incentive plan in existence on the date of the prospectus or pursuant to the employee stock purchase plan that we intend to adopt as described in “Management — Stock Incentive Plans — New Employee Stock Purchase Plan”;

•	issuance by the company of shares in connection with the acquisition of another company, so long as (1) the shares issued do not represent more than 20% of our company’s market capitalization after the issuance and (2) each recipient agrees to be subject to the restrictions described in the immediately preceding paragraph;

•	transfers by a person other than us of shares of common stock or any security convertible into common stock as a bona fide gift or for no consideration and transfers by a person other than us by will or intestate, so long as (1) each recipient agrees to be subject to the restrictions described in the immediately preceding paragraph and (2) the underwriters have been advised in writing;

•	transfers by a person other than us to any trust, partnership or limited liability company for the direct or indirect benefit of such person for estate planning purposes, so long as (1) the trustee, partnership or limited liability company agrees to be subject to the restrictions described in the immediately preceding paragraph, (2) any such transfer shall not involve a disposition for value and (3) no filing by any party with the SEC shall be required or voluntarily made in connection with such transfer; or

•	transfers by any corporation, partnership, limited liability company or other entity to an affiliate, provided such affiliate agrees to be subject to the restrictions described in the immediately preceding paragraph.
      Citigroup and JPMorgan have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the 180-day lock-up period. There are no contractually specified conditions for the waiver of lock-up restrictions, and any waiver is at the joint discretion of Citigroup and JPMorgan.
      There are no specific criteria for the waiver of lock-up restrictions, and Citigroup and JPMorgan cannot in advance determine the circumstances under which a waiver might be granted. Any waiver will depend on the facts and circumstances existing at the time. Among the factors that Citigroup and JPMorgan may consider in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of our company. Neither Citigroup nor JPMorgan will consider its own positions in our securities, if any, in determining whether to consent to a waiver of a lock-up agreement.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
      Our common stock has been approved for listing on the New York Stock Exchange under the symbol “PEC.”
      In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
      The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
      These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.
      At our request, the underwriters have reserved for sale as part of the underwritten offering, at the initial offering price, up to 675,000 shares, or approximately 5.0% of the total number of shares offered in this prospectus, for our employees and directors, selected business associates and certain related persons. If purchased by these persons, these shares will be subject to a 25-day lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.
      Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations among us, the selling stockholders and the representatives of the underwriters. In determining the initial public offering price, we, the selling stockholders and the representatives of the underwriters considered a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	the capital structure of our company;

•	our prospects for future earnings;

•	the general condition of the securities markets, and the initial public offering market in particular, at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters, the selling stockholders and us.
      Neither we nor the selling stockholders or the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares of our common stock to the public in that Relevant Member State may be made prior to the publication of a prospectus in relation to our common shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of our common shares may be made to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer of shares to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
      Each underwriter represents that:

•	it has not made and will not make an offer of the shares to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of our common stock and the offer that has been approved by the Financial Services Authority (“FSA”) or, where appropriate, approved in another Member State and notified to the FSA, all in accordance with the Prospectus Directive, except that it may make an offer of the shares to persons who fall within the definition of “qualified investor” as that term is defined in Section 86(1) of the Financial Services and Markets Act 2000 (“FSMA”) or otherwise in circumstances which do not result in an offer of transferable securities to the public in the United Kingdom within the meaning of the FSMA;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any shares in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to us; and

•	it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
      Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and to Lindsay Goldberg & Bessemer and its affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us, Lindsay Goldberg & Bessemer and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. For example, an affiliate of JPMorgan is a lender under our senior credit facilities, and affiliates of Citigroup and JPMorgan are lenders to certain of Lindsay Goldberg & Bessemer’s other portfolio companies. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
LEGAL MATTERS
      The validity of our common stock offered hereby will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. The validity of the common stock offered hereby will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.
EXPERTS
      The consolidated financial statements of Pike Electric Corporation and subsidiaries as of June 30, 2003 and 2004, and for each of the two years in the period ended June 30, 2004 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements of Pike Electric Corporation and subsidiaries for the year ended June 30, 2002 included in this prospectus have been audited by Dixon Hughes PLLC, an independent registered public accounting firm, as stated in their report, and are included elsewhere in this prospectus, and have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.
      The consolidated financial statements of Red Simpson, Inc. and subsidiaries as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003 and as of June 30, 2004 and 2003 and for the six-month periods ended June 30, 2004 and 2003, included in this prospectus have been audited by Grant Thornton LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and are included elsewhere in this prospectus in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.
ADDITIONAL INFORMATION
      We have not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. We filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the offer and sale of common stock pursuant to this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto in accordance with the rules and regulations of the SEC and no reference is hereby made to such omitted information. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete.

      The registration statement and the exhibits and schedules thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the Public Reference Room maintained by the SEC at its principal office at 100 F Street, N.E., Washington, D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee by writing to the SEC’s Public Reference Room. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room in Washington, D.C. and other locations. The SEC also maintains a website (http://www.sec.gov) available to the public that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The registration statement of which this prospectus forms a part and the exhibits thereto may be obtained through the SEC’s website. For further information pertaining to our company and the common stock offered by this prospectus, reference is made to the registration statement.
      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and will file periodic reports and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors
Pike Electric Corporation and Subsidiaries
      We have audited the accompanying consolidated balance sheets of Pike Electric Corporation, formerly Pike Holdings, Inc., and subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pike Electric Corporation and subsidiaries at June 30, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
      As discussed in Note 2 to the consolidated financial statements, in 2004, the Company adopted Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” and changed its method of accounting for mandatorily redeemable preferred stock.

/s/ Ernst & Young LLP
August 13, 2004, except for Note 17,
as to which the date is July 1, 2005
Greensboro, North Carolina

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
Pike Electric Corporation and Subsidiaries
Mount Airy, North Carolina
      We have audited the accompanying consolidated statements of income, stockholders’ equity and cash flows of Pike Electric Corporation and subsidiaries, formerly Pike Holdings, Inc., for the year ended June 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit of the financial statements provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the operations and cash flows of Pike Electric Corporation and subsidiaries for the year ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes PLLC
April 4, 2005 except for Note 17,
as to which the date is July 1, 2005
Greensboro, North Carolina

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

	June 30,

	2003	2004

ASSETS
Current assets:
Cash and cash equivalents	$3,637	$4,937
Accounts receivable, net	21,491	29,297
Work completed not billed	23,119	35,801
Inventories	5,766	6,162
Prepaid and other	4,040	1,167
Deferred income taxes	4,129	2,635

Total current assets	62,182	79,999
Property and equipment, net	171,488	190,600
Goodwill	—	3,000
Deferred loan costs, net	7,548	5,583
Other assets	4,030	7,914

Total assets	$245,248	$287,096

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,840	$4,741
Accrued compensation	11,795	15,865
Accrued expenses and other	2,731	3,009
Current portion of insurance claim accruals	2,444	1,887
Revolving credit facility	—	13,000

Total current liabilities	20,810	38,502
Long-term debt, net of current portion	140,000	137,000
Insurance and claim accruals, net of current portion	3,656	5,614
Deferred income taxes	39,904	43,980
Mandatorily redeemable preferred stock	—	5,810
Other liabilities	3,114	6,907
Commitments and contingencies
Mandatorily redeemable preferred stock	5,429	—
Stockholders’ equity:
Common stock, par value $0.001 per share; 100,000 authorized shares; 24,437 shares issued and outstanding at June 30, 2003 and 2004	1,656	1,656
Additional paid-in capital	508	928
Retained earnings	30,171	46,699

Total stockholders’ equity	32,335	49,283

Total liabilities and stockholders’ equity	$245,248	$287,096

The accompanying notes are an integral part of these consolidated financial statements

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

	Years Ended June 30,

	2002	2003	2004

Revenues	$273,235	$297,514	$356,697
Cost of operations	225,280	247,204	300,313

Gross profit	47,955	50,310	56,384
General and administrative expenses	14,176	16,783	18,812
Recapitalization expenses	10,893	386	—
(Gain) loss on sale of property and equipment	(4)	539	265

Income from operations	22,890	32,602	37,307
Other expense (income):
Interest expense	2,802	11,862	9,192
Other, net	(267)	(46)	(19)

Total other expense	2,535	11,816	9,173
Income before income taxes from continuing operations	20,355	20,786	28,134
Income tax expense	9,519	8,335	11,276

Income from continuing operations	10,836	12,451	16,858
Loss from discontinued operations, net of taxes	(324)	(621)	(330)

Net income	10,512	11,830	16,528
Decrease in redemption value of mandatorily redeemable preferred stock	—	12,071	—

Net income available to common stockholders	$10,512	$23,901	$16,528

Basic and diluted earnings (loss) per share available to common stockholders:
Income from continuing operations available to common stockholders	$0.18	$1.00	$0.69
Loss from discontinued operations, net	—	(0.02)	(0.01)

Net income available to common stockholders	$0.18	$0.98	$0.68

Weighted average basic and diluted common shares outstanding	59,633	24,437	24,437

The accompanying notes are an integral part of these consolidated financial statements

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands)

			Class A
	Common		Convertible	Class B	Class C	Class D	Class E	Additional
	Stock	Common	Common	Common	Common	Common	Common	Paid-In	Retained
	Shares	Stock	Stock	Stock	Stock	Stock	Stock	Capital	Earnings	Total

Balance July 1, 2001	48,466	$3,284	$1,353	$—	$—	$—	$—	$—	$166,196	$170,833
Net income for year	—	—	—	—	—	—	—	—	10,512	10,512
Proceeds from sale of 21,646 shares of common stock	21,646	7	—	1,146	313	—	—	75,804	—	77,270
Recapitalization of common stock	(4,471)	(860)	—	197	313	99	251	—	—	—
Cost of 65,692 shares of common stock purchased and exchanged for 1,000,000 shares of mandatorily redeemable preferred stock	(65,642)	(2,431)	(1,353)	—	(313)	(99)	(251)	(75,804)	(171,242)	(251,493)
Exchange of common stock	24,437	1,656	—	(1,343)	(313)	—	—	—	—	—
Equity compensation expense	—	—	—	—	—	—	—	88	—	88

Balance June 30, 2002	24,437	1,656	—	—	—	—	—	88	5,466	7,210
Net income for year	—	—	—	—	—	—	—	—	23,901	23,901
Equity compensation expense	—	—	—	—	—	—	—	420	—	420
Decrease in redemption value of preferred stock	—	—	—	—	—	—	—	—	—	—
Final settlement of recapitalization	—	—	—	—	—	—	—	—	804	804

Balance June 30, 2003	24,437	1,656	—	—	—	—	—	508	30,171	32,335
Net income for year	—	—	—	—	—	—	—	—	16,528	16,528
Equity compensation expense	—	—	—	—	—	—	—	420	—	420

Balance June 30, 2004	24,437	$1,656	$—	$—	$—	$—	$—	$928	$46,699	$49,283

The accompanying notes are an integral part of these consolidated financial statements.

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended June 30,

	2002	2003	2004

Cash flows from operating activities:
Income from continuing operations	$10,836	$12,451	$16,858
Adjustments to reconcile income from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation	17,162	17,625	19,457
Recapitalization expenses	10,893	386	—
Non-cash interest expense	291	2,927	922
Deferred income taxes	7	3,256	5,570
Unrealized (gain) loss on investments	342	55	(465)
(Gain) loss on sale of property and equipment	(4)	540	265
Equity compensation expense	88	420	420
Changes in assets and liabilities arising from continuing operations:
Accounts receivable and work completed not billed	1,094	(2,139)	(20,488)
Inventories, prepaids and other	(2,038)	1,334	2,132
Other assets	847	(1,175)	313
Insurance and claim accruals	5,429	(3,284)	1,401
Recapitalization expenses	(10,893)	(386)	—
Accounts payable and other	(899)	1,868	5,075

Net cash provided by operating activities from continuing operations	33,155	33,878	31,460

Cash flows from investing activities from continuing operations:
Purchases of property and equipment	(20,184)	(21,227)	(35,678)
Business acquisitions, net of cash acquired	—	—	(6,994)
Proceeds from sale of property and equipment	4,897	6,096	901

Net cash used in investing activities from continuing operations	(15,287)	(15,131)	(41,771)

Cash flows from financing activities from continuing operations:
Principal payments on long-term debt	(28,494)	(15,000)	(3,000)
Proceeds from long-term debt	170,000	—	—
Proceeds from revolving credit facility, net	—	—	13,000
Deferred loan costs	(9,173)	(47)	—
Proceeds from sale of common stock	77,259	804	—
Repurchase of common stock	(233,982)	—	—
Dividends paid	(337)	—	—
Other	(15)	(15)	(15)

Net cash provided by (used in) financing activities from continuing operations	(24,742)	(14,258)	9,985

Net cash provided by (used in) discontinued operations	1,395	(951)	1,626

Net increase (decrease) in cash and cash equivalents	(5,479)	3,538	1,300
Cash and cash equivalents beginning of year	5,578	99	3,637

Cash and cash equivalents end of year	$99	$3,637	$4,937

The accompanying notes are an integral part of these consolidated financial statements

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30, 2002, 2003 and 2004
(in thousands, except per share amounts)

1.	Organization and Business

Organization
      The consolidated financial statements of Pike Electric Corporation and subsidiaries include the accounts of Pike Holdings, Inc., which was merged with and into Pike Electric Corporation to effect the reincorporation as discussed in Note 17, and was formerly known as Pike Equipment and Supply Company (the “Company”), and its wholly owned subsidiaries, Pike Electric, Inc. (“Pike Electric”), Pike Equipment and Supply Company, formerly known as Pike Equipment and Supply Company of North Carolina, Inc., and Red Simpson, Inc. (“Red Simpson”), which was acquired on July 1, 2004. The Company is a provider of outsourced electric distribution and transmission services in the United States and is headquartered in Mount Airy, North Carolina.
      As a result of the transactions consummated in 2002 in accordance with the recapitalization and investment agreement discussed below: (1) Pike Electric’s Articles of Incorporation were amended and restated to authorize four additional classes of common stock; (2) certain holders of Pike Electric ordinary common stock and Class A convertible common stock (including certain members of management) exchanged their shares for such newly authorized shares; (3) LGB Acquisition Corp. was merged with and into Pike Electric, with Pike Electric as the surviving corporation; (4) Pike Merger Sub, Inc., a wholly owned subsidiary of the Company, was merged with and into Pike Electric, with Pike Electric as the surviving corporation; (5) Pike Electric became a wholly owned subsidiary of its previously owned subsidiary, the Company; (6) the accounts of the Company were transferred to a newly created wholly owned subsidiary of the Company, Pike Equipment and Supply Company and, (7) the newly created Pike Equipment and Supply Company became a wholly owned subsidiary of Pike Electric.

Recapitalization and Nonrecurring Charges
      On April 18, 2002, a recapitalization of Pike Electric and its subsidiary was completed, as contemplated by the recapitalization agreement (the “April 2002 Recapitalization Agreement”), dated as of March 15, 2002, as amended on April 11, 2002, by and among LGB Pike LLC (“LGB Pike”), the Company, Pike Merger Sub, Inc., then a wholly owned subsidiary of the Company, Pike Electric and certain stockholders of Pike Electric named therein.
      Pursuant to the terms of the April 2002 Recapitalization Agreement, holders of Pike Electric ordinary common stock and Class A convertible common stock received cash and mandatorily redeemable preferred stock. Certain of the stockholders, including certain executive officers, retained and “rolled over” certain of the shares of stock held by them rather than receive the cash consideration corresponding to the shares held prior to the exchange described above. As a result of the merger of Pike Merger Sub, Inc. with and into Pike Electric, as discussed above, all shares of Pike Electric held by management and LGB Pike were exchanged for the common stock of the Company.
      Due to the significant “rollover” of equity interests by a number of stockholders who owned common stock of Pike Electric prior to the April 2002 Recapitalization Agreement, the transaction has been accounted for as a leveraged recapitalization. Accordingly, the Company has retained its historical cost basis of accounting. The shares repurchased by the Company have been cancelled.
      Upon completion of the April 2002 Recapitalization Agreement, LGB Pike owned common stock representing approximately 88% of the equity ownership of the Company and members of management owned common stock representing approximately 12%. The Company’s common stockholders maintain the same rights as the common stockholders prior to the transaction.

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      The Company incurred approximately $9,200 in debt issuance costs related to the April 2002 transactions, of which approximately $1,900 was paid to a related party affiliated with LGB Pike, Goldberg Lindsay & Co. LLC. These costs have been capitalized as long-term assets and are being amortized over the term of the indebtedness. In addition, the Company also incurred transaction costs of approximately $11,200, comprised of bonus payments of approximately $3,000 and professional service fees of approximately $8,200, of which approximately $1,900 was paid to Goldberg Lindsay & Co. LLC. In conjunction with the recapitalization, Pike Electric entered into a management advisory services agreement with Goldberg Lindsay & Co. LLC, under which the Company is required to pay $1,000 annually in quarterly installments of $250. The Company incurred $200, $1,000 and $1,000 in management fee expense under this agreement for the years ended June 30, 2002, 2003 and 2004, respectively.

Business
      The Company operates in one reportable segment as a provider of outsourced electric distribution and transmission services. The Company’s customers include more than 150 electric utilities, cooperatives and municipalities across a contiguous 19-state region that stretches from Pennsylvania in the north to Florida in the southeast and to Texas in the southwest. The Company’s core services consist of the maintenance, upgrade and extension of electric distribution and sub-500 kV transmission power lines. Additionally, the Company provides storm restoration services and a variety of ancillary services. The Company does not have any operations or assets outside the United States.
      The Company monitors revenues by two categories of services: powerline and storm restoration. The Company uses this breakdown because powerline services represents its ongoing service revenues, most of which are generated by its customers’ recurring maintenance needs. Storm restoration revenues represent additional revenue opportunities that depend on weather conditions.
      The following table sets forth our revenues by category of service for the periods indicated:

	For the Year Ended June 30,

	2002		2003		2004

Powerline services	$266,215	97.4%	$250,944	84.3%	$313,705	87.9%
Storm restoration services	7,020	2.6	46,570	15.7	42,992	12.1

Total	$273,235	100.0%	$297,514	100.0%	$356,697	100.0%

2.	Significant Accounting Policies

Principles of Consolidation
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany amounts and transactions have been eliminated in consolidation.

Use of Estimates
      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Cash and Cash Equivalents
      The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Investments
      The Company accounts for investments in equity securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Management determines the appropriate classification of its investments in equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.
      In accordance with SFAS No. 115, the Company has designated certain of its marketable securities as trading securities. Trading securities are held for resale in anticipation of short-term market movements. Under SFAS No. 115, marketable securities classified as trading securities are stated at the quoted market prices at each balance sheet date. Gains and losses (realized and unrealized) related to trading securities as well as interest on such securities are included as financial income or expenses, as appropriate.

Revenue Recognition
      Revenues from service arrangements are recognized when services are performed. The Company generates substantially all of its revenues from service arrangements based on a price per hour worked or a price per unit of service. Revenue on hourly based services is determined based on actual labor and equipment time completed and for materials billed to customers. Revenue on unit-based services is recognized as the units are completed, and the price for each unit is determined under the service arrangement. For unit-based services any estimated loss is recognized when the actual costs to complete each unit exceed original estimates. Costs typically include all direct labor and material costs and those indirect costs related to performance, such as indirect labor, supplies, tools, repairs and depreciation costs. The Company immediately recognizes the full amount of any estimated loss on these projects if estimated costs to complete the remaining units for the project exceed the revenue to be received from such units. As of each of the periods presented, the Company did not have a material amount of loss accruals.
      Work completed and not billed represents revenues earned on hourly service arrangements and recognized in the period performed but not billed until a subsequent period and work performed on certain unit-based service arrangements and not yet billed to customers in accordance with individual terms regarding the timing of billing.

Accounts Receivable
      All trade accounts receivable are due from customers located within the United States. Historically, due to the high credit quality of its customers, the Company has not incurred material bad debts. The Company’s evaluation of the collectibility of its trade accounts receivable is based on analysis of specific customers, historical experience and current economic trends. Accounts are written off after all means of collectibility, including legal action, are exhausted. In some instances, a portion of the total revenues billed under the customer arrangement are held by the customer as a “retainage” until the job is complete.

Inventories
      Inventories consist of machine parts, supplies, small tools and other materials used in the ordinary course of business and are stated at the lower of average cost or market.

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Property and Equipment
      Property and equipment is stated at cost. Depreciation is calculated using cost, reduced by its estimated salvage value, using the straight-line method over the estimated useful lives. Expenditures for repairs and maintenance are expensed as incurred.
      The Company reviews its long-lived assets for impairment when events or changes in business conditions indicate the carrying value of the asset may not be recoverable, as required by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Impairment on assets classified as “held and used” is evaluated when the sum of the undiscounted estimated cash flows expected is less than the carrying value of the assets. If such measurement indicates a possible impairment, the estimated fair value of the asset is compared to the net book value to measure the impairment charge, if any. When the criteria for classifying assets as “held for sale” has been met, the assets are recorded at the lower of carrying value or fair value, less selling costs.

Goodwill
      In accordance with SFAS 141, Business Combinations, the Company identifies and values, separate from goodwill, those intangible assets, such as customer arrangements, customer relationships, and non-compete agreements, that arise from contractual or other legal rights or that are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged. The fair value of identified intangible assets is based upon an estimate of the future economic benefits expected to result from ownership, which represents the amount at which it could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. For customers with whom we have an existing relationship prior to the date of the transaction, we utilize assumptions that a marketplace participant would consider to estimate the fair value of customer relationships that an acquired entity had with pre-existing customers of the Company in accordance with EITF 02-17, Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination.
      In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company tests goodwill and indefinite lived intangible assets for impairment at least annually, or more frequently if events or circumstances exist which indicate impairment may exist. Examples of such events or circumstances may include a significant change in business climate or a loss of a significant customer, among others. The Company generally completes its annual analysis of the reporting unit on the first day of its fourth fiscal quarter. A two-step fair value-based test is applied to assess goodwill for impairment. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step is then performed. The second step compares the carrying amount of the reporting unit’s goodwill to the fair value of the goodwill. If the fair value of the goodwill is less than the carrying amount, an impairment loss would be recorded in income from operations. Intangible assets with definite lives are amortized over their estimated useful lives and are also reviewed for impairment if events or changes in circumstances indicate that their carrying amount may not be realizable.
      The Company makes certain estimates and assumptions in order to determine the fair value of net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Estimating future cash flows requires significant judgment and the projections may vary from cash flows eventually realized. When necessary, the Company utilizes third-party specialists in the preparation of valuations. The valuations employ a combination of present value techniques to measure fair value, corroborated by comparisons to estimated market multiples. These valuations are based on a discount rate determined by management to be consistent with industry discount rates and the risks inherent in their current business model.

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Insurance and Claim Accruals
      The Company is subject to workers’ compensation, vehicle and general liability, and health insurance claims. To mitigate a portion of these risks, the Company maintains insurance for individual workers’ compensation, vehicle and general liability claims exceeding $500, and health insurance claims of $225 per person on an annual basis. The amount of loss reserves and loss adjustment expenses is determined based on an estimation process that uses information obtained from both company-specific and industry data, as well as general economic information. The estimation process for insurance loss exposure requires management to monitor and evaluate the life cycle of claims. Using data obtained from this monitoring and the Company’s assumptions about the emerging trends, management develops information about the size of ultimate claims based on its historical experience, third-party actuarial estimates and other available market information. The most significant assumptions used in the estimation process include determining the trend in loss costs, the expected consistency in the frequency and severity of claims incurred but not yet reported to prior year claims, changes in the timing of the reporting of losses from the loss date to the notification date, and expected costs to settle unpaid claims. Management also monitors the reasonableness of the judgments made in the prior year’s estimation process (referred to as a hindsight analysis) and adjusts current year assumptions based on the hindsight analysis. Additionally, beginning in 2003, the Company utilizes an actuary to evaluate open claims and estimate the ongoing development exposure.
      For the years ended June 30, 2002, 2003 and 2004, insurance and claims expense was $24,564, $24,291 and $29,718, respectively.

Stock-Based Compensation
      In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board (“APB”) Opinion No. 28, Interim Financial Reporting, to require more prominent disclosure in the summary of significant accounting policies about the method of accounting for the effects of an entity’s accounting policy with respect to stock-based employee stock compensation and the effect of the method used on reported net income results.
      The Company has elected to continue to account for stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and thus recognizes no compensation expense for options granted with exercise prices equal to the fair market value of the Company’s common stock on the date of grant. The pro forma information regarding net income as required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement.
      The following table illustrates the assumptions for the Black-Scholes model used in determining the fair value of options granted to employees for the years ended June 30, 2002, 2003 and 2004:

Dividend yield	—
Risk-free interest rate	5.02%
Volatility	0.45
Expected life	6 years
      For purposes of disclosures pursuant to SFAS No. 123, as amended by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options’ vesting period using the straight line

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
method. The following table illustrates the effect on net income available to common stockholders if the Company had applied the fair value recognition provisions of SFAS No. 123:

	Years Ended June 30,

	2002	2003	2004

Net income available to common stockholders, as reported	$10,512	$23,901	$16,528
Add: Stock-based employee compensation expense included in reported net income, net of related income tax effects	88	420	420
Less: Stock-based employee compensation expense determined under fair value based method of all awards, net of related income tax effects	(211)	(1,010)	(1,010)

Pro forma net income available to common stockholders	$10,389	$23,311	$15,938

Net income available to common stockholders per share — basic and diluted, as reported	$0.18	$0.98	$0.68

Net income available to common stockholders per share — basic and diluted, pro forma	$0.17	$0.95	$0.65

Earnings Per Share
      Basic earnings per common share available to common stockholders is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share include the potential dilution that could occur if securities or other contracts to issue common stock were exercised and has been computed after giving consideration to the weighted average dilutive effect of the Company’s stock options, if any, using the treasury stock method.

Deferred Loan Costs
      Deferred loan costs are being amortized over the term of the related debt using the effective interest method. Accumulated amortization amounted to approximately $2,438 and $3,507 at June 30, 2003 and 2004, respectively. Amortization expense was $291, $1,401 and $1,965 for the years ended June 30, 2002, 2003 and 2004.

Income Taxes
      The liability method is used in accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for operating income and tax credit carryforwards and for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date.

Adoption of Recent Accounting Pronouncement
      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
for the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.
      Effective July 1, 2003, the Company adopted SFAS No. 150. Upon the adoption of SFAS No. 150, the Company’s mandatorily redeemable preferred stock (“Preferred Stock”) totaling $5,810 as of June 30, 2004 has been classified as a long-term liability in the Company’s consolidated balance sheet as it is redeemable at a fixed and determinable date (April 18, 2022). Changes in the redemption value related to the Preferred Stock, which previously had been recorded below net income as a charge in determining net income available to common stockholders have been charged to interest expense in the accompanying consolidated statement of income since adoption of this standard on July 1, 2003 and amounted to $381 during the year ended June 30, 2004. In accordance with SFAS No. 150, changes in the redemption value of the Preferred Stock recorded prior to July 1, 2003 have not been reclassified to interest expense. Prior to the adoption of SFAS No. 150, changes in the redemption value of the Preferred Stock were accounted for as a direct reduction to stockholders’ equity, and the Preferred Stock was presented between liabilities and stockholders’ equity in the Company’s consolidated balance sheet.

Reclassifications
      Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation. These reclassifications had no impact on net income or stockholders’ equity.

3.	Property and Equipment
      Property and equipment is comprised of the following:

	Estimated
	Useful	June 30,
	Lives in
	Years	2003	2004

Land	—	$2,995	$3,315
Buildings	15-39	25,153	25,295
Vehicles	5-12	177,154	197,852
Machinery and equipment	3-19	58,189	72,187
Office equipment and furniture	3-7	4,710	5,142

Total		268,201	303,791
Less: accumulated depreciation		96,713	113,191

Property and equipment, net		$171,488	$190,600

      Expenses for maintenance and repairs of property and equipment amounted to $26,171, $25,138, and $26,407 for the years ended June 30 2002, 2003 and 2004, respectively.

4.	Investments
      Investments consist of the following:

	June 30,

	2003		2004

	Fair Value	Cost	Fair Value	Cost

Trading securities	$3,108	$3,863	$4,268	$4,558

      Trading securities are included in “Other assets” at fair value.

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

5.	Debt
      Debt consists of the following:

	June 30,

	2003	2004

Revolving credit facility	$—	$13,000

$170,000 term loan	$140,000	$137,000
Less: current portion of long-term debt	—	—

	$140,000	$137,000

      On April 18, 2002, in connection with the recapitalization discussed in Note 1, the Company entered into a secured bank credit agreement (“Credit Agreement”) consisting of: (i) a $170,000 term facility (“Term Loan”) due April 18, 2010 bearing interest at a variable rate based on the Company’s leverage ratio (LIBOR plus a margin of 3.25% and 3.25% at June 30, 2003 and 2004 respectively), with interest payable monthly and principal payments payable quarterly beginning on September 30, 2002; and, (ii) a $40,000 revolving facility (“Revolver”), which matures April 18, 2008 and bears interest at a variable rate based on the Company’s leverage ratio (LIBOR plus a margin of 2.75% and 2.75% at June 30, 2003 and 2004, respectively), with interest on the outstanding balance payable monthly. The proceeds of the Term Loan were used to pay the merger consideration to the former stockholders, to retire approximately $12,000 of the then outstanding 7.125% note due October 1, 2013, to pay transaction fees and expenses of approximately $12,100 and to provide the Company with working capital for operations.
      The amount available under the Revolver is reduced by letters of credit outstanding and was approximately $18,000 at June 30, 2004. Outstanding letters of credit, primarily for insurance purposes, totaled $11,662 and $8,950 at June 30, 2003 and 2004, respectively.
      The Credit Agreement is secured by substantially all of the assets of the Company and contains a number of affirmative and restrictive covenants including limitations on mergers, consolidations and dissolutions; sales of assets; investments and acquisitions; indebtedness and liens; dividends and other restricted payments; and the maintenance of certain financial ratios.
      Pursuant to the terms of the Credit Agreement, the Company may prepay any loans under the agreement in whole or in part, without penalty. The Company has made payments on the Term Loan in an aggregate amount of $15,000 and $3,000 in 2003 and 2004, respectively. In accordance with the Credit Agreement, no scheduled payments are due on the Term Loan through December 31, 2009.
      Subsequent to year-end on July 1, 2004, the Company obtained a new secured bank credit agreement (“2004 Credit Agreement”) in connection with the business acquisition discussed in Note 16. The 2004 Credit Agreement consists of: (i) a $300,000 term facility due July 1, 2012 bearing interest at a variable rate based on the Company’s leverage ratio at either LIBOR plus a margin of ranging from 2.00% to 2.25% or the Alternate Base Rate, defined as the greater of the Prime Rate or the Federal Funds Effective Rate plus 0.50%, plus a margin ranging from 1.00% to 1.25%; interest is payable monthly and principal payments are payable quarterly beginning on September 30, 2004; and (ii) a $70,000 revolving facility which matures July 1, 2010 and bears interest at a variable rate based on the Company’s leverage ratio at either LIBOR plus a margin ranging from 2.00% to 2.50% or the Alternate Base Rate, defined as the greater of the Prime Rate or the Federal Funds Effective Rate plus 0.50%, plus a margin ranging from 1.00% to 1.50%; interest on the outstanding balance is payable monthly. The proceeds of the term loan were used to pay the acquisition consideration discussed in Note 16, to retire approximately $137,000 of the outstanding amounts under the Credit Agreement, to pay loan issuance costs of approximately $10,200 and acquisition transaction fees and expenses of approximately $4,200, and to provide the Company with working capital for operations. Approximately $1,200 in loan costs were incurred during the year ended

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
June 30, 2004 related to the 2004 Credit Agreement and were included in capitalized transaction costs and accrued as transaction liabilities in the Company’s Consolidated Balance Sheets at June 30, 2004. In connection with the 2004 Credit Agreement, the Company wrote off the remaining unamortized portion of deferred loan costs related to the previous Credit Agreement totaling approximately $5,583, which will be recorded in the Company’s Statement of Income for the year ended June 30, 2005.
      Cash paid for interest expense totaled $2,341, $8,882 and $8,190 for the years ended June 30, 2002, 2003 and 2004, respectively.

6.	Mandatorily Redeemable Preferred Stock
      The Company’s Preferred Stock consists of Series A preferred stock issued in connection with the April 2002 Recapitalization Agreement discussed in Note 1. At June 30, 2003 and 2004, 1,000,000 shares, no par value, were authorized, issued and outstanding. The holders of shares of the Preferred Stock are not entitled to receive any dividends. The Preferred Stock is not puttable at the option of the holder or callable at the option of the Company prior to the stated redemption date except upon certain limited events, such as certain change of control transactions or the sale of substantially all of the Company’s assets. The Preferred Stock is mandatorily convertible upon an initial public offering at the liquidation value at the date of the offering. The shares of the Preferred Stock, in accordance with the terms of the preferred stock agreement, are mandatorily redeemable on April 18, 2022, the twentieth anniversary of their date of issue. The Preferred Stock was issued with a base value of $45 per share and was initially recorded at a fair value of $17,500, as determined by the company.
      The liquidation value of a share of Preferred Stock will accrete at a rate equal to 7% per annum (such accretion will be calculated using compounding on an annual basis on December 31 of each year and will equal the adjusted base value plus the aggregate of all accretion). The base value will be subject to adjustment based on targeted levels of adjusted earnings before income taxes, depreciation and amortization (“Adjusted EBITDA”) and average Adjusted EBITDA, as defined in the preferred stock agreement, beginning with the fiscal year ending June 30, 2002 and ending with fiscal year ending June 30, 2006. It is the Company’s policy to recognize changes in the redemption value immediately as they occur and adjust the carrying value of the preferred stock to equal the redemption value at the end of each reporting period as if the end of the reporting period was the redemption date of the security. If average Adjusted EBITDA did not meet minimum levels prescribed in the preferred stock agreement for the fiscal years ending June 30, 2002 and 2003, the adjusted base value would be zero. Because of the uncertainty of redemption, the Company did not adjust the initial carrying amount until redemption was deemed to be probable. Based upon sufficient levels of Adjusted EBITDA and average Adjusted EBITDA levels for fiscal years ending June 30, 2002 and 2003, the Company determined that redemption was probable. Accordingly, the carrying value of the preferred stock was reduced to $5,429 at June 30, 2003, with the offsetting adjustment reflected as an increase in net income available to common stockholders of $12,071 in the Consolidated Statements of Income.
      As discussed in Note 2, beginning in fiscal 2004, the Company adopted SFAS No. 150. The carrying value of the Preferred Stock was $5,810 at June 30, 2004, with the $381 increase in carrying value reflected as interest expense for the fiscal year ended June 30, 2004.

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

7.	Income Taxes
      Income taxes from continuing operations consisted of the following:

	Years Ended June 30,

	2002	2003	2004

Current	$9,512	$5,079	$5,706
Deferred	7	3,256	5,570

Total	$9,519	$8,335	$11,276

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	June 30,

	2003	2004

Deferred tax liabilities:
Tax over book depreciation	$42,876	$48,885
Other	828	621

Total deferred tax liabilities	43,704	49,506

Deferred tax assets:
Deferred compensation	1,527	1,802
Workers compensation	3,200	3,492
Recapitalization expenses	1,214	894
Accrued vacation	1,401	1,569
Other	587	404

Total deferred tax assets	7,929	8,161

Net deferred tax liabilities	$35,775	$41,345

      The balance sheet classification of deferred income taxes is as follows:

	June 30,

	2003	2004

Current assets	$4,129	$2,635
Non-current liabilities	39,904	43,980

Net deferred tax liabilities	$35,775	$41,345

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      The differences between the income tax expense and the amounts computed by applying the statutory federal income tax rates to earnings before income taxes are as follows:

	2002

			2003

	Years Ended June 30,

					2004

Computed tax at federal statutory rate	$7,124	35.0%	$7,275	35.0%	$9,847	35.0%
State income taxes, net of federal benefit	1,025	5.0%	890	4.3%	1,316	4.7%
Recapitalization expenses	1,591	7.8%	129	0.6%	—	0.0%
Permanent differences	193	0.9%	221	1.1%	96	0.3%
Credits and other	(414)	(2.1)%	(180)	(0.9)%	17	0.1%

Net income tax expense	$9,519	46.8%	$8,335	40.1%	$11,276	40.1%

      Cash paid for income taxes totaled $9,595, $5,049 and $2,796 for the years ended June 30, 2002, 2003 and 2004, respectively.

8.	Employee Benefit Plans
      The Company sponsors a defined contribution plan that covers all full-time employees of the Company. Contributions relating to the defined contribution plan will be made based upon the plan’s provisions. In November 2003, the Company amended the defined contribution plan whereby the Company’s matching contributions were suspended. In July 2004, the Company’s matching contributions were resumed. Additional amounts may be contributed at the option of the Company’s board of directors. The Company contributions were $1,327, $1,425 and $572 for the years ended June 30, 2002, 2003 and 2004, respectively.

9.	Stockholders’ Equity

Earnings Per Share
      The following table sets forth a reconciliation of the numerators and denominators in computing earnings per share available to common stockholders in accordance with SFAS No. 128.

	Years Ended June 30,

	2002	2003	2004

Income from continuing operations	$10,836	$12,451	$16,858
Decrease in redemption value of Preferred Stock	—	12,071	—
Income from continuing operations available to common stockholders	10,836	24,522	16,858
Loss from discontinued operations, net	(324)	(621)	(330)

Net income available to common stockholders	$10,512	$23,901	$16,528

Weighted average basic and diluted common shares outstanding:	59,633	24,437	24,437

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Common stock options listed below for the years ended June 30, 2002, 2003 and 2004 were not included in the computation of diluted earnings per share. Common stock options issued under the Stock Option Plan B include contingencies which have not been satisfied at the end of the periods presented, and therefore are not exercisable and are not included in the fully diluted computation in accordance with SFAS No. 128. Common stock options under Plan A are not included in the computation for the years ended June 30, 2002, 2003 and 2004 as the weighted-average exercise price and fair value are equal such that the effect on the computation is neutral.

	June 30,

	2002	2003	2004

Common stock option Plan B	770	776	776
Common stock option Plan A	1,796	1,812	1,812

	2,566	2,588	2,588

LGB Pike Membership Units
      Certain members of the Company’s management were granted profit participation units at LGB Pike in connection with the April 2002 Recapitalization Agreement. The fair value of the units was $1,260 and generally vest over three years, which is being amortized as compensation expense.

Stock Option Plans
      Effective April 18, 2002, the Company implemented the 2002 Stock Option Plan A (“Stock Plan A”). Stock Plan A authorizes the Board of Directors to grant nonqualified stock options to employees, officers, and directors of the Company. As of June 30, 2003 and 2004, there were 1,901 shares of common stock reserved for issuance, of which 89 were available for grant. Under Stock Plan A, stock options must be granted at a price not less than the fair market value at the date of grant. Options granted under the Stock Plan A have a term of up to ten years. Stock options issued under Stock Plan A generally, vest over a four-year period beginning on the date of the grant.
      Effective April 18, 2002, the Company implemented the 2002 Stock Option Plan B (“Stock Plan B”). Stock Plan B authorizes the Board of Directors to grant nonqualified stock options to employees, officers, and directors of the Company. As of June 30, 2003 and 2004, there were 815 shares of common stock reserved for issuance, of which 38 were available for grant. Under Stock Plan B, stock options must be granted at a price not less than the fair market value at the date of grant. Options granted under the Stock Plan B have a term of up to ten years. Stock options issued under Stock Plan B generally, vest over a four-year period beginning on the date of the grant. Exercise of stock options issued under Stock Plan B is contingent upon certain specified events occurring as described in the plan agreement, primarily regarding one of the Company’s owners liquidating its position and receiving a stated return on its original investment. Because of this contingency, the Stock Plan B options are considered a target stock price award, and the Company has appropriately factored in the contingency in determining a value for the options in accordance with SFAS No. 123.

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      A summary of the Company’s stock option plans at June 30, 2002, 2003 and 2004 and changes during each of the years then ended is presented in the table below:

				Weighted
				Average
	Options	Options	Exercise	Exercise
	Available	Outstanding	Price	Price

Balance at July 1, 2001	—	—	$—	$—
Exercised	—	—	—	—
Granted	—	2,566	3.80	3.80

Balance at June 30, 2002	149	2,566	3.80	3.80
Exercised	—	—	—	—
Cancelled	—	(231)	3.80	3.80
Granted	—	253	3.80	3.80

Balance at June 30, 2003	127	2,588	3.80	3.80
Exercised	—	—	—	—
Granted	—	—	—	—

Balance at June 30, 2004	127	2,588	$3.80	$3.80

      As of June 30, 2003 and 2004, respectively, options to purchase 453 and 906 shares of common stock outstanding were exercisable. The weighted average remaining contractual life of options outstanding at June 30, 2003 and 2004 was 8.8 and 7.8 years, respectively.

Fair Value of Option Grants
      The fair value of the common stock underlying the options granted to employees in April 2002 was determined to be $3.80 per share. This value was determined under the market approach contemporaneously with the April 2002 Recapitalization Agreement as discussed in Note 1. This value was the same as the price at which Lindsay Goldberg & Bessemer purchased shares pursuant to the April 2002 Recapitalization Agreement, which was the result of an arms’-length negotiation with the Company.
      The fair value of the common stock underlying the options granted to employees in April 2003 was determined to be $3.80 per share. The board of directors evaluated a number of factors and determined that there was no change in the fair value of the common stock since the April 2002 recapitalization. These factors included the following:

•	the price per share paid in April 2002 recapitalization for the common stock in an arms’-length transaction;

•	the trailing revenues, gross profit, cost structure and earnings;

•	the total amount of debt;

•	the earnings before interest, taxes depreciation and amortization (EBITDA) from continuing operations, as adjusted;

•	the management team; and

•	the prospects for continuing and improving the above factors.

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

10.	Leases
      The Company leases various technology hardware, real estate used as satellite offices and storage facilities, and an airplane under operating leases with terms ranging from one to ten years. The Company also rents various vehicles and equipment on short-term, month-to-month leases. At June 30, 2004, the future minimum lease payments under the operating leases are as follows:

2005	$1,122
2006	843
2007	707
2008	557
2009	525
Thereafter	2,608

$6,362

      Rent expense related to operating leases was approximately $86, $289 and $845 for the years ended June 30, 2002, 2003 and 2004, respectively. The Company does not have any leases that are classified as capital leases for any of the periods represented by these financial statements.

11.	Discontinued Operations
      During the year ended June 30, 2004, the Company discontinued the operations of its industrial division due to decreasing market share and poor profitability. The assets disposed of included approximately $640 of equipment, net of accumulated depreciation of $494. The results of operations and statement of financial position have been reported as a discontinued operation for the year ended June 30, 2004 and for all prior years presented herein.
      The following summarizes the operating results from discontinued operations for the industrial division in the Consolidated Statements of Income:

	Years Ended June 30,

	2002	2003	2004

Revenue	$9,458	$8,379	$1,933

Operating loss	(523)	(1,009)	(544)
Income tax benefit	199	388	214

Loss from discontinued operations	$(324)	$(621)	$(330)

12.	Financial Instruments

Concentrations of Credit Risk
      Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of accounts receivable. The Company had accounts receivable from one customer of $6,254 and $6,048 at June 30, 2003 and 2004. The Company had sales to the same customer, which comprised 26%, 26% and 20% of the Company’s consolidated net sales for the years ended June 30, 2002, 2003 and 2004. The Company performs periodic credit evaluations of its customers’ financial condition, but generally does not require collateral. Credit losses have generally been within management’s estimates. At June 30, 2003 and 2004, the Company had cash in excess of federally insured limits with a financial institution of approximately $3,500 and $4,800, respectively.

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Off-Balance Sheet Risk
      At June 30, 2003 and 2004, the Company had letters of credit outstanding totaling $11,622 and $8,950, respectively as required by its workers’ compensation, vehicle liability insurance providers and to the surety bond holder.

Fair Value of Financial Instruments
      The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments: i) investments classified as trading securities are reported in the consolidated balance sheet at fair market value; ii) accounts receivable and accounts payable carrying amounts reported in the balance sheet approximate their fair value; iii) long and short-term debt carrying amounts approximate their fair value due to the market-determined, variable interest rates; and iv) Preferred Stock is stated in accordance with SFAS No. 150, see Note 6.

Derivatives
      During the year ended June 30, 2003, the Company entered into interest rate swap agreements with two banks to manage its interest rate risk. In accordance with the provisions of SFAS No. 133, Accounting for Derivatives and Hedging Activities, these agreements did not meet the criteria to qualify for hedge accounting and are marked to market and are included in other current liabilities on the balance sheet at fair value in the amount of $1,526 and $102 at June 30, 2003 and 2004, respectively. The Company recognized a gain (loss) on the change in fair value of the derivatives of $(1,526) and $1,424, included in interest expense in the income statement, for the years ended June 30, 2003 and 2004, respectively.

13.	Related Party Transactions and Agreements

Stockholders Agreement
      The Company, LGB Pike and certain other stockholders are parties to a stockholders agreement. The stockholders agreement covers matters of restrictions on transfers of common stock, corporate governance and registration rights, as described below.

Restrictions on Transfer of Shares. Under the terms of the stockholders agreement, each stockholder agreed not to transfer or sell any shares of common stock unless such transfer or sale is pursuant to an effective registration statement or unless consented to by the company.

Corporate Governance. The stockholders agreement provides that the current President and Chief Executive Officer (“CEO”) will have the right to occupy one seat on the board of directors so long as he is the CEO and, controls at least 1,322 shares. So long as the CEO has the right to a seat on the board of directors, then LGB Pike and any affiliate of LGB Pike, agrees to vote in favor of the election of the CEO.

Registration Rights. The stockholders agreement provides that LGB Pike and its affiliates and the other stockholders party to the stockholders agreement have registration rights with respect to its stock. LGB Pike and its affiliates have the right to require the Company to effect additional registration statements, or “demand registrations.” In addition to its rights with respect to demand registrations, each of LGB Pike and its affiliates and the other stockholders party to the stockholders agreement have “piggyback” registration rights. If the Company proposes to register any of its securities, other than a registration in connection with an employee benefit or similar plan or an exchange offer, the Company will be required to give each party to the stockholders agreement the opportunity to participate in such registration.

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Management Agreement
      On April 18, 2002, Pike Electric entered into a management advisory services agreement with Goldberg Lindsay & Co. LLC, an affiliate of Lindsay Goldberg & Bessemer, for ongoing management advisory services. The agreement was amended and restated on July 1, 2004 increasing the management fee to $375 per quarter from $250 per quarter. Pursuant to the agreement, the Company also agreed to indemnify Goldberg Lindsay & Co. LLC and its members, partners and affiliates, and their respective directors, officers, agents and employees against losses arising out of or in connection with the agreement, any activities contemplated by the agreement or any services rendered under the agreement.

14.	Business Acquisitions
      On September 26, 2003, the Company completed the purchase of the assets of Eden Electric, Inc., an electrical contractor based in Springfield, Tennessee. The acquisition was accounted for as a purchase in accordance with SFAS No. 141, Business Combinations. The aggregate purchase price was $6,994 of which $3,000 was allocated to goodwill. The net assets acquired consisted primarily of equipment. The purchase price was made in cash from existing cash balances. The pro forma results of operations taking into account this acquisition, as if it occurred and at the beginning of the period, are not materially different from the historical results presented.

15.	Commitments and Contingencies
Litigation
      The Company is from time to time party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. These actions typically seek, among other things, compensation for alleged personal injury, workers’ compensation, employment discrimination, breach of contract, property damage, punitive damages, civil penalties or other losses, or injunctive or declaratory relief. With respect to all such lawsuits, claims and proceedings, the Company accrues reserves when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company does not believe that any of these proceedings, separately or in the aggregate, would be expected to have a material adverse effect on the Company’s results of operations or financial position.
Performance Bonds
      In certain circumstances the Company is required to provide performance bonds in connection with its contractual commitments. The Company has indemnified the surety for any expenses that may be paid out under these performance bonds. At June 30, 2004, the Company had an outstanding letter of credit of $3,000 to provide collateral to the surety. At June 30, 2004 the total amount of outstanding performance bonds was approximately $22,800.

16.	Subsequent Event

Acquisition of Red Simpson
      On July 1, 2004, the Company acquired all of the outstanding stock of Red Simpson Inc., an electric transmission and distribution service provider headquartered in Alexandria, Louisiana. The total cash purchase price was approximately $194,000, net of cash acquired of approximately $2,200. The acquisition was financed through the issuance of $71,000 in new common equity to some of our existing stockholders and approximately $123,000 of new indebtedness under the credit agreement, which was refinanced in connection with the transaction, see Note 6. The acquisition was accounted for as a purchase in accordance with SFAS No. 141, Business Combinations. The Company is in the process of evaluating the valuation of the assets acquired and related allocation of the purchase price. In addition, Goldberg

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Lindsay & Co. LLC received a one-time transaction fee for the structuring of the transactions and the related financing of $3,125.

17.	Reincorporation
      On July 1, 2005, the Company’s Board of Directors approved the reincorporation and merger of Pike Holdings, Inc., a North Carolina corporation, with and into a newly created wholly owned subsidiary, Pike Electric Corporation, which was formed in Delaware for the sole purpose of effecting the reincorporation. Each share of Pike Holdings, Inc. common stock was converted to 14.76 shares of Pike Electric Corporation common stock with a par value of $0.001 per share. Pike Electric Corporation has 100,000 authorized shares. All common stock and per share amounts for all periods presented in the accompanying financial statements have been restated to reflect the effect of this conversion as a result of the reincorporation.

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands)

	March 31,

	2004	2005

ASSETS
Current assets:
Cash and cash equivalents	$37	$73
Accounts receivable, net	29,028	68,830
Work completed not billed	28,882	46,276
Inventories	5,061	7,556
Prepaid and other	4,674	4,085
Deferred income taxes	4,129	17,368

Total current assets	71,811	144,188
Property and equipment, net	191,116	282,417
Goodwill	3,000	89,640
Other intangibles, net	—	56,549
Deferred income taxes	—	1,434
Deferred loan costs, net	6,074	10,205
Other assets	4,639	1,923

Total assets	$276,640	$586,356

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,146	$15,556
Accrued compensation	11,620	15,095
Accrued expenses and other	3,167	7,918
Deferred compensation	110	14,967
Current portion of insurance claims accruals	2,708	3,905
Revolving credit facility	13,000	—

Total current liabilities	36,751	57,441
Long-term debt	137,000	408,000
Deferred income taxes	46,570	90,168
Insurance and claim accruals, net of current portion	3,656	14,421
Mandatorily redeemable preferred stock	5,712	—
Deferred compensation, net of current portion	3,551	1,858
Other liabilities	75	60
Commitments and contingencies
Stockholders’ equity:
Common stock, par value $0.001 per share; 100,000 shares authorized; 24,437 and 21,484 shares issued and outstanding at March 31, 2004 and 2005, respectively	1,656	6,415
Additional paid-in capital	823	105
Unearned compensation—restricted stock	—	(952)
Retained earnings	40,846	8,840

Total stockholders’ equity	43,325	14,408

Total liabilities and stockholders’ equity	$276,640	$586,356

The accompanying notes are an integral part of these condensed consolidated financial statements

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(in thousands, except per share amounts)

	Nine Months Ended
	March 31,

	2004	2005

Revenues	$263,058	$524,247
Cost of operations	223,520	428,073

Gross profit	39,538	96,174
General and administrative expenses	14,050	33,506
Loss on sale of property and equipment	105	256

Income from operations	25,383	62,412
Other expense:
Interest expense	6,754	34,265
Other, net	(17)	(94)

Total other expense	6,737	34,171
Income before income taxes from continuing operations	18,646	28,241
Income tax expense	7,588	17,429

Income from continuing operations	11,058	10,812
Loss from discontinued operations, net of taxes	(384)	—

Net income	$10,674	$10,812

Basic earnings per share:
Income from continuing operations	$0.45	$0.36
Loss from discontinued operations, net	(0.01)	—

Net income per share	$0.44	$0.36

Weighted average basic common shares outstanding:	24,437	29,753

Diluted earnings per share:
Income from continuing operations	$0.45	$0.36
Loss from discontinued operations, net	(0.01)	—

Net income per share	$0.44	$0.36

Weighted average diluted common shares outstanding:	24,437	30,196

The accompanying notes are an integral part of these condensed consolidated financial statements

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands)

	Nine Months Ended
	March 31,

	2004	2005

Cash flows from operating activities:
Income from continuing operations	$11,058	$10,812
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation	14,342	23,939
Amortization	—	4,261
Non-cash interest expense	661	21,618
Provision for deferred income taxes	6,666	10,411
Unrealized (loss) gain on investments	411	(566)
Loss on sale of property and equipment	41	256
Equity compensation expense	315	1,597
Changes in assets and liabilities arising from continuing operations:
Accounts receivable and work completed not billed	(13,299)	(7,939)
Inventories, prepaids and other	(2,224)	(1,670)
Deferred compensation	527	(12,123)
Other assets	(1,096)	1,209
Insurance and claim accruals	263	(1,530)
Accounts payable and other	4,098	442

Net cash provided by operating activities from continuing operations	21,763	50,717
Cash flows from investing activities from continuing operations:
Purchases of property and equipment	(30,638)	(40,769)
Business acquisitions, net of cash acquired	(6,994)	(194,222)
Proceeds from sale of property and equipment	621	1,598

Net cash used in investing activities from continuing operations	(37,011)	(233,393)
Cash flows from financing activities of continuing operations:
Principal payments on long-term debt	(3,000)	(179,000)
Proceeds from long-term debt	—	450,000
Borrowings (payments) on revolving credit facility, net	13,000	(13,000)
Redemption of mandatorily redeemable preferred stock	—	(20,000)
Repurchase of stock	—	(123,283)
Proceeds from sale of common stock	—	76,000
Deferred loan costs	—	(12,254)
Stock issuance cost	—	(651)

Net cash provided by financing activities from continuing operations	10,000	177,812

Net cash provided by discontinued operations	1,648	—
Net decrease in cash and cash equivalents	(3,600)	(4,864)
Cash and cash equivalents beginning of period	3,637	4,937

Cash and cash equivalents end of period	$37	$73

The accompanying notes are an integral part of these condensed consolidated financial statements

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(in thousands, except per share amounts)

1.	Basis of Presentation
      The accompanying condensed consolidated financial statements are unaudited and have been prepared in accordance with the requirements of Article 10 of Regulation S-X included in the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures, normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States, have been condensed or omitted pursuant to those rules and regulations. Pike Electric Corporation (the “Company”) believes that the disclosures made are adequate to make the information presented not misleading. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the financial position, results of operations and cash flows with respect to the interim consolidated financial statements have been included. Operating results for the nine months ended March 31, 2004 and 2005 are not necessarily indicative of the results that may be expected for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the fiscal years ended June 30, 2003 and 2004. Certain amounts in the accompanying statements have been reclassified for comparative purposes.

2.	Significant Accounting Policies

Stock Based Compensation
      In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board (“APB”) Opinion No. 28, Interim Financial Reporting, to require more prominent disclosure in the summary of significant accounting policies about the method of accounting for the effects of an entity’s accounting policy with respect to stock-based employee stock compensation and the effect of the method used on reported net loss results.
      The Company has elected to continue to account for stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees, and thus recognizes no compensation expense for options granted with exercise prices equal to the fair market value of the Company’s common stock on the date of grant. The pro forma information regarding pro forma net income as required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement.

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      For purposes of disclosures pursuant to SFAS No. 123, as amended by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options’ vesting period. The following table illustrates the effect on net income available to common stockholders if the Company had applied the fair value recognition provisions of SFAS No. 123:

	Nine Months Ended
	March 31,

	2004	2005

Net income, as reported	$10,674	$10,812
Add: Stock-based employee compensation expense included in reported net income, net of related income tax effects	315	2,985
Less: Stock-based employee compensation expense determined under fair value based method of all awards, net of related income tax effects	(757)	(1,646)

Pro forma net income	$10,232	$12,151

Net income per share — diluted, as reported	$0.44	$0.36

Net income per share — diluted, pro forma	$0.42	$0.40

Valuation of Goodwill and Intangible Assets
      As a result of the Company’s acquisition of Red Simpson, Inc. (“Red Simpson”), the Company acquired certain intangible assets including customer arrangements, customer relationships and non-compete agreements totaling $60,810, which are being amortized over their estimated useful lives ranging from 3 to 30 years, see Note 3. In accordance with SFAS 141, Business Combinations, the Company identifies and values, separate from goodwill, intangible assets, such as customer arrangements, customer relationships, and non-compete agreements, that arise from contractual or other legal rights or that are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged. The fair value of identified intangible assets is based upon an estimate of the future economic benefits expected to result from ownership, which represents the amount at which it could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. For customers with whom we have an existing relationship prior to the date of the transaction, we utilize assumptions that a marketplace participant would consider to estimate the fair value of customer relationships that an acquired entity had with pre-existing customers of the Company in accordance with EITF 02-17, Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination.
      In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company tests goodwill and indefinite lived intangible assets for impairment at least annually, or more frequently if events or circumstances exist which indicate impairment may exist. Examples of such events or circumstances may include a significant change in business climate or a loss of significant customers, among others. The Company generally completes its annual analysis of the reporting unit on the first day of its fourth fiscal quarter. A two-step fair value-based test is applied to assess goodwill for impairment. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step is then performed. The second step compares the carrying amount of the reporting unit’s goodwill to the fair value of the goodwill. If the fair value of the goodwill is less than the carrying amount, an impairment loss would be recorded in income from operations. Intangible assets with definite lives are amortized over their estimated useful lives and are also reviewed for impairment if events or changes in circumstances indicate that their carrying amount may not be realizable.

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      The Company makes certain estimates and assumptions in order to determine the fair value of net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Estimating future cash flows requires significant judgment and the projections may vary from cash flows eventually realized. When necessary, the Company utilizes third-party specialists in the preparation of valuations. The valuations employ a combination of present value techniques to measure fair value, corroborated by comparisons to estimated market multiples. These valuations are based on a discount rate determined by management to be consistent with industry discount rates and the risks inherent in their current business model.

Recent Accounting Pronouncements
      On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
      SFAS No. 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS No. 123(R) on July 1, 2005. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

(1) A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

(2) A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.
      The Company plans to adopt SFAS No. 123(R) using the modified prospective method. As permitted by SFAS No. 123(R), the Company currently accounts for share-based payments to employees using intrinsic value method prescribed in APB Opinion 25 and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)’s fair value method will have a significant impact on our result of operations, although it will have no impact on the Company’s overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to our consolidated financial statements. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), no amount of operating cash flows have been recognized in prior periods for such excess tax deductions.

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (continued)

3.	Acquisition
      On July 1, 2004, the Company acquired all of the outstanding stock of Red Simpson, Inc. (“Red Simpson”), an electric transmission and distribution services provider headquartered in Alexandria, Louisiana prior to the acquisition. Red Simpson’s service territory was contiguous with the Company’s. The acquisition diversified the Company’s customer base by providing several new customers. The total cash purchase price was approximately $194,222 net of cash acquired of approximately $2,200. The acquisition was financed through the issuance of approximately $71,000 in new common equity to certain of our existing stockholders and approximately $123,222 of new indebtedness under the Company’s secured bank credit agreement, which was refinanced in connection with the transaction, see Note 8. The acquisition was accounted for as a purchase in accordance with SFAS No. 141, Business Combinations.
      In connection with the continuing integration, the Company is still in the process of determining the value of certain tangible assets and evaluating estimates of certain liabilities that could affect the allocation of the purchase price through an adjustment to the valuation of goodwill, and as a result, the purchase price is still preliminary. The preliminary purchase price has initially been allocated to the fair value of assets acquired and liabilities assumed as follows:

Accounts receivable	$35,042
Work completed not billed	7,027
Other current assets	18,257
Property, plant & equipment	76,840
Goodwill	86,640
Identified intangible assets	60,810
Other non-current assets	1,385
Accounts payable and accrued expenses	(12,933)
Insurance payable	(14,121)
Deferred compensation	(28,948)
Deferred income taxes	(35,777)

Total net assets acquired	$194,222

      Identified intangible assets consisting of customer relationships, non-compete agreements and customer arrangements have been valued at approximately $43,200, $10,600 and $7,000, respectively and will be amortized over their estimated useful lives of 30, 3 and 9 years, respectively.

Pro Forma Financial Information
      The following table provides pro forma unaudited consolidated statements of operations data for the period from July 1, 2003 to March 31, 2004 as if the acquisition of Red Simpson had occurred as of July 1, 2003:

Pro Forma
For the Nine
Months Ended
March 31,
2004

Revenues	$406,883
Income from continuing operations	$14,427
Weighted average basic and diluted common shares outstanding	35,643
Basic and diluted net income from continuing operations per share	$0.40

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      The historical results of operations for the nine months ended March 31, 2004 have been adjusted to reflect the pro forma effects of the acquisition. The principal adjustments include (1) the effects on amortization expense (included in cost of operations and general and administrative expenses) resulting from establishing identified intangible assets and corresponding amortization; (2) the effect of depreciation expense as a result of a change in value of assets, useful lives and salvage values; (3) deferred compensation charges related to the acquisition; (4) additional interest expense related to additional debt used to finance the acquisition; and (5) the additional common shares issued to finance the acquisition. The above pro forma information is not necessarily indicative of the results of operations that would have occurred had the July 1, 2004 acquisition been made as of July 1, 2003, or of results that may occur in the future.

4.	Recapitalization
      In December 2004, the Company underwent a recapitalization whereby it borrowed a new $150,000 term loan under its existing credit facility, $20,000 of which was used to redeem all of the outstanding shares of its Series A preferred stock in January 2005, $123,500 of which was used to repurchase 999,832 shares of its common stock and $4,200 of which was used to repurchase options to purchase 80,351 shares of common stock. The repurchased stock options were from members of management and the Company incurred compensation expense of approximately $4,200 during the nine month period ended March 31, 2005. In addition, a charge of approximately $14,000 was incurred in the nine month period ended March 31, 2005 related to the redemption of the Series A preferred stock, which is included in interest expense. The Company negotiated the redemption value of the Series A preferred stock with the Series A preferred stockholders in an arms’-length transaction. This transaction allowed the Company to simplify its capital structure and eliminate the effect on future earnings from annual adjustments to the redemption value of the preferred stock. The preferred stock agreement provided for increases in the redemption value based on the future performance of the Company plus a 7% accretion. The original valuation of the preferred stock was $17.5 million, as determined by the company. Based on that original valuation and the potential negative impact on the net income due to annual adjustments to the redemption value, the Company determined that the $20 million redemption value was fair and reasonable.

5.	Stockholders’ Equity

Earnings Per Share
      The following table sets forth a reconciliation of the numerators and denominators in computing earnings per common share in accordance with SFAS No. 128.

	Nine Months Ended
	March 31,

	2004	2005

	(Unaudited)
Net income	$10,674	$10,812
Weighted average number of common shares outstanding	24,437	29,753

Basic earnings per common share	$0.44	$0.36

Effect of potentially dilutive securities:
Common stock options	—	443

Weighted average number of common shares outstanding assuming dilution	24,437	30,196

Diluted earnings per common share	$0.44	$0.36

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Common stock options listed below for the nine months ended March 31, 2004 and 2005 were not included in the computation of diluted earnings per share. Common stock options issued under the Stock Option Plan B include contingencies which have not been satisfied at the end of the periods presented, and therefore are not exercisable and are not included in the fully diluted computation in accordance with SFAS No. 128. Common stock options under Plan A are not included in the computation for the nine months ended March 31, 2004 as the weighted average exercise price and fair value are equal such that the effect on the computation is neutral.

	Nine Months
	Ended March 31,

	2004	2005

	(Unaudited)
Common stock option Plan B	776	1,228
Common stock option Plan A	1,812	—

	2,588	1,228

Stock Option Plans
      The Company has two stock option plans and has had two separate grant dates under each of the two options plans. Options were granted in April 2002, in connection with a recapitalization transaction and in October 2004, in connection with the acquisition of Red Simpson, Inc. and the corresponding equity offering.
      In October 2004, the Company increased the available shares to a total of 2,953 under the 2002 Stock Option Plan A and granted 1,052 options, leaving 89 shares available for grant at March 31, 2005. In October 2004, the Company increased the available shares to a total of 1,266 under the 2002 Stock Option Plan B and granted 451 options leaving 38 shares available for grant at March 31, 2005.
      In December 2004, the Company redeemed 1,186 non-vested options from the 2002 Stock Option Plan A from the employees as part of the recapitalization transaction. As a result of this redemption, the Company recorded compensation expense of approximately $4,200 during the nine months ended March 31, 2005, computed as the difference between the option exercise price and the estimated fair value of the shares repurchased.

Employee Stock Purchase Plan
      In January 2005, the Company adopted an employee stock purchase plan (the “Plan”). The Plan enables eligible employees of the Company and its affiliates to subscribe to purchase shares of common stock. A maximum of 959 shares of common stock were authorized for issuance and sale or total purchases of $5,000 under the Plan, subject to adjustment. On January 31, 2005, the Company sold 599 shares of common stock for a total of $5,000, or $8.35 per share, to various employees and members of management. At March 31, 2005, no shares were available to be issued under the Plan.

Fair Value of Equity Instruments
      The fair value of the common stock underlying the options granted to employees in October 2004 was determined to be $6.51 per share. The value was the same as that at which certain shareholders of Red Simpson and the Company purchased shares of the common stock in connection with the Red Simpson acquisition, which value was determined based on arms’-length negotiations with a third party, see Note 3.
      In January 2005, the Company sold common stock to various members of management and other employees through the Plan, as discussed above. The fair value was determined to be $8.35 per share

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (continued)
based upon applying a market approach. The increase in value was primarily due to the increase in operating results from the significant storm revenue for the six months ended December 31, 2004 and significant debt prepayments using the cash generated by that storm work. In addition, the positive operating results from the recent acquisition of Red Simpson contributed to the increase in value. In May 2005, the Company received a third-party valuation as of January 2005, which confirmed a value substantially similar to the value at which the common stock was sold in January 2005.

6.	Property and Equipment
      Property and equipment is comprised of the following:

	Estimated
	Useful	March 31,
	Lives in
	Years	2004	2005

Land	—	$3,313	$3,124
Buildings	15-39	25,296	25,918
Vehicles	5-12	196,507	284,742
Machinery and equipment	3-19	70,241	97,369
Office equipment and furniture	3-7	5,142	5,468

Total		300,499	416,621
Less: accumulated depreciation		109,383	134,204

Property and equipment, net		$191,116	$282,417

      Expenses for maintenance and repairs of property and equipment amounted to $20,263 and $34,747 for the nine months ended March 31, 2004 and 2005, respectively.

7.	Goodwill and Intangible Assets
      Goodwill and intangible assets are comprised of:

	Estimated	March 31,
	useful life
	in years	2004	2005

Goodwill	—	$3,000	$89,640

Intangible assets:
Customer relationships	30	—	43,220
Customer arrangements	9	—	6,990
Non-compete agreements	3	—	10,600
Accumulated amortization		—	(4,261)

Intangible assets, net		$—	$56,549

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Estimated amortization expense for the five subsequent fiscal years ended following March 31, 2005 and thereafter:

Year Ended June 30,	Amount

2006	$4,883
2007	3,617
2008	3,731
2009	3,699
2010	3,611

8.	Debt
      Debt consists of the following:

	March 31,

	2004	2005

Revolving credit facility	$13,000	$—

Long-term debt:
$170 million term loan	$137,000	$—
$300 million term loan	—	260,000
$150 million term loan	—	148,000

	137,000	408,000
Less: current portion	—	—

Long term debt	$137,000	$408,000

      On July 1, 2004, the Company obtained a new secured bank credit agreement (“Credit Agreement”) in connection with the business acquisition discussed in Note 3. The Credit Agreement consists of: (i) a $300,000 term loan due July 1, 2012 bearing interest at a variable rate based on the Company’s leverage ratio at either LIBOR plus a margin ranging from 2.00% to 2.25% or the Alternate Base Rate, defined as the greater of the Prime Rate or the Federal Funds Effective Rate plus 0.50%, plus a margin ranging from 1.00% to 1.25%, interest is payable monthly and principal payments are payable quarterly beginning on September 30, 2004; and (ii) a $70,000 revolving facility which matures July 1, 2010 and bears interest at a variable rate based on the Company’s leverage ratio at either LIBOR plus a margin of ranging from 2.00% to 2.50% or the Alternate Base Rate, defined as the greater of the Prime Rate or the Federal Funds Effective Rate plus 0.50%, plus a margin ranging from 1.00% to 1.50%, interest on the outstanding balance is payable monthly. The proceeds of the term loan were used to pay the acquisition consideration discussed in Note 3, to retire approximately $137,000 of the outstanding amounts under the previous credit agreement, to pay loan issuance costs of approximately $10,200 and acquisition transaction fees and expenses of approximately $4,200 and to provide the Company with working capital for operations. In connection with the Credit Agreement, the Company wrote off the remaining unamortized portion of deferred loan costs related to the previous credit agreement totaling approximately $5,600, which has been recorded in the Company’s statement of operations for the nine month period ending March 31, 2005.
      On December 10, 2004, the Credit Agreement was amended to permit the 2004 recapitalization, see Note 4, obtain additional liquidity and increase the total facility to $520,000. In addition to the original $300,000 term loan and $70,000 revolving credit facility, the Company obtained a new $150,000 term loan. No substantive terms for the original $300,000 term loan and $70,000 revolving credit facility were modified pursuant to this amendment. The borrowing availability was $46,920 as of March 31, 2005 (after

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (continued)
giving effect to $23,080 of outstanding letters of credit). The Credit Agreement contains a number of affirmative and restrictive covenants including limitations on mergers, consolidations and dissolutions; sales of assets; investments and acquisitions; indebtedness and liens; dividends and other restricted payments; and the maintenance of certain financial ratios.
      Aggregate maturities of long-term debt for the five years ended June 30 following March 31, 2005 and thereafter are as follows:

Amount

2005	$—
2006	250
2007	1,500
2008	1,500
2009	1,500
Thereafter	$403,250

      In connection with the recapitalization in December 2004, the Company cancelled the interest rate swap agreements. These agreements did not meet the criteria to qualify for hedge accounting and were marked to market and are included in accrued expenses and other liabilities on the balance sheet at fair value in the amount of $426 at March 31, 2004. In January 2005, the Company entered into an interest rate swap agreement with a notional amount of $50,000 for a term of two years to hedge against interest rate fluctuations. Under the terms of the swap, the Company makes quarterly fixed rate payments to the counterparty at rates ranging from 2.59% to 3.76% and in return receives payments at the three-month LIBOR. The Company is exposed to credit loss in the event of nonperformance by the counterparty to the swap agreement; however, the Company does not anticipate nonperformance. In accordance with the provisions of SFAS No. 133, Accounting for Derivatives and Hedging Activities, this agreement did not meet the criteria to qualify for hedge accounting and are marked to market and are included in other assets on the balance sheet at fair value in the amount of $101 at March 31, 2005. The Company recognized a gain on the change in fair value of these derivatives of $1,096 and $203, which is included in interest expense in the income statement, for the nine months ended March 31, 2004 and 2005, respectively.
      In addition, in January 2005, the Company entered into an interest rate cap agreement with a notional amount of $45,000. Under the interest rate cap agreement, the Company receives quarterly payments based upon the excess of the three-month LIBOR over the cap rate of 5.0%.

9.	Income taxes
      The effective tax rates for the nine months ended March 31, 2004 and 2005 was 40.7% and 61.7%, respectively. Income tax expense for the nine months ended March 31, 2005 significantly increased from the statutory federal and state tax rates primarily due to the $14,190 of interest expense incurred as a result of the redemption of the mandatorily redeemable preferred stock, which is nondeductible.

10.	Deferred Compensation Plan
      In connection with the acquisition of Red Simpson discussed in Note 3, the Company entered into certain transactions involving employee compensation expenses that have impacted and, in some cases, will continue to impact the results of operations.
      Prior to the acquisition of Red Simpson, certain Red Simpson supervisors and managers were entitled to payments of deferred compensation. In connection with the acquisition of Red Simpson, the Company

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (continued)
agreed to pay $26,000 in deferred compensation as part of the purchase price over two fiscal years. In addition, the Company agreed to pay $29,100 in deferred compensation over four years if the employees continued their employment.
      For the nine months ended March 31, 2005, the Company incurred approximately $4,800 of expense for deferred compensation.
      In May 2005, the deferred compensation plan was amended to eliminate the future service requirement and fully vest the benefits under the plan. The amendment provides that if an employee continues to be employed, dies, becomes disabled, retires, or is terminated for other than “cause” as defined in the amendment, the amounts under the deferred compensation plan shall be paid out in accordance with the original four-year payment term. Generally under the amendment, if an employee voluntarily terminates or is terminated for cause, then any remaining unpaid amounts under the deferred compensation plan are paid out on the fifteenth anniversary of the initial payment date plus interest. The interest rate is to be determined by the Company based upon a risk-free interest rate plus a margin reflecting an appropriate risk premium in accordance with FASB Con 7, Using Cash Flow Information and Present Values in Accounting Measurements. Generally under the amendment, if an employee is terminated for “specified cause”, as defined in the amendment, then all unpaid amounts under the deferred compensation plan are forfeited. As a result of the amendment the Company will incur a one-time compensation expense charge of approximately $18,000 in May 2005.
      The following table sets forth the approximate amounts of deferred compensation remaining to be paid in each of the four years ended June 30:

2006	$15,000
2007	9,000
2008	4,500
2009	9,000

Total	$37,500

      In connection with the acquisition of Red Simpson, the Company also agreed to permit two members of Red Simpson’s management to convert an aggregate of approximately $3,300 of unvested deferred compensation into shares of restricted common stock valued at approximately $2,000. In connection with this transaction, the Company recognized compensation expense of approximately $1,300 in the nine month period ending March 31, 2005 equal to the excess of the accelerated deferred compensation amount over the fair value of the stock acquired by those persons.

11.	Concentrations of Credit Risk
      The Company had accounts receivable from two customers of $8,777 and $10,429 at March 31, 2004 and 2005, respectively. The Company had revenues from two customers, which comprised 26% and 26% of total revenues for the nine months ended March 31, 2004 and 2005, respectively.

PIKE ELECTRIC CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (continued)

12.	Revenue Categories
      The following table sets forth our revenues by category of service for the periods indicated:

	For the Nine Months Ended March 31,

	2004		2005

Powerline services	$226,896	86.3%	$377,255	72.0%
Storm restoration services	36,162	13.7	146,992	28.0

Total	$263,058	100.0%	$524,247	100.0%

13.	Commitments and Contingencies
      The Company is from time to time party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. These actions typically seek, among other things, compensation for alleged personal injury, breach of contract, property damage, punitive damages, civil penalties or other losses, or injunctive or declaratory relief. With respect to all such lawsuits, claims and proceedings, the Company accrues reserves when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company does not believe that any of these proceedings, separately or in the aggregate, would be expected to have a material adverse effect on the Company’s results of operations or financial position.

14.	Subsequent Events
      On July 1, 2005, the Company’s Board of Directors approved the reincorporation and merger of Pike Holdings, Inc., a North Carolina corporation, with and into a newly created wholly owned subsidiary, Pike Electric Corporation, which was formed in Delaware for the sole purpose of effecting the reincorporation. Each share of Pike Holdings, Inc. common stock was converted to 14.76 shares of Pike Electric Corporation common stock with a par value of $0.001 per share. Pike Electric Corporation has 100,000 authorized shares. All common stock and per share amounts for all periods presented in the accompanying financial statements have been restated to reflect the effect of this conversion as a result of the reincorporation.
      In June 2004, the Company agreed to terminate the management advisory services agreement with Goldberg Lindsay & Co. LLC, an affiliate of Lindsay Goldberg & Bessemer, for aggregate consideration of $4.0 million, which is expected to be paid at the closing of the initial public offering of the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Red Simpson, Inc.
      We have audited the accompanying consolidated balance sheets of Red Simpson, Inc. (a Louisiana corporation) and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Red Simpson, Inc. and Subsidiaries as of December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.
      As discussed in Note A to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002.
/s/ Grant Thornton LLP
Houston, Texas
August 5, 2004

RED SIMPSON, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	December 31,

	2002	2003

ASSETS
Current assets:
Cash and cash equivalents	$150	$8,094
Accounts receivable, net	34,123	32,430
Work completed not billed	5,698	5,640
Inventory	1,432	1,612
Prepaid expenses	4,626	3,099

Total current assets	46,029	50,875

Property and equipment, net	70,672	61,697

Other assets:
Goodwill	4,786	5,547
Intangible assets, net	—	5,557
Other	306	1,315

Total other assets	5,092	12,419

Total Assets	$121,793	$124,991

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,621	$6,225
Accrued liabilities	2,176	1,417
Accrued payroll and related liabilities	5,340	6,057
Notes payable, deferred compensation	410	749
Current portion of long-term debt	709	84
Insurance and claim accruals	1,465	5,256

Total current liabilities	14,721	19,788

Long-term liabilities:
Insurance and claim accruals	8,719	7,254
Deferred compensation	19,250	21,158
Notes payable, deferred compensation	1,509	1,704
Long-term debt, less current portion	6,439	120
Amounts due to previous owners	3,117	2,967
Other	565	503

Total long-term liabilities	39,599	33,706

Stockholders’ equity:
Common stock, no par value; 2,000,000 shares authorized; 1,090,439 shares issued; 929,442 shares outstanding	584	584
Retained earnings	67,282	71,306
Treasury stock 160,997 shares, at cost	(393)	(393)

Total stockholders’ equity	67,473	71,497

Total Liabilities and Stockholders’ Equity	$121,793	$124,991

The accompanying notes are an integral part of these consolidated financial statements.

RED SIMPSON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands)

	December 31,

	2001	2002	2003

Revenues	$198,146	$212,630	$191,375
Cost of operations	175,035	184,640	166,255

Gross profit	23,111	27,990	25,120
General and administrative expenses	11,712	12,311	12,668

Income from operations	11,399	15,679	12,452
Other income (expense):
Other income	—	—	249
Interest income	—	—	41
Interest expense	(1,686)	(1,084)	(325)

Total other income (expense)	(1,686)	(1,084)	(35)

Income before income taxes	9,713	14,595	12,417
Income tax expense	212	485	406

Net income	$9,501	$14,110	$12,011

The accompanying notes are an integral part of these consolidated financial statements.

RED SIMPSON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Years ended December 31, 2003
(in thousands, except share amounts)

	Common Stock			Treasury Stock
			Retained
	Shares	Amount	Earnings	Shares	Amount	Total

Balance at January 1, 2001	1,090,439	$584	$58,296	160,997	$(393)	$58,487
Net income			9,501			9,501
Distributions to stockholders			(6,697)			(6,697)

Balance at December 31, 2001	1,090,439	584	61,100	160,997	(393)	61,291
Net income			14,110			14,110
Distributions to stockholders			(7,928)			(7,928)

Balance at December 31, 2002	1,090,439	584	67,282	160,997	(393)	67,473
Net income			12,011			12,011
Distributions to stockholders			(7,987)			(7,987)

Balance at December 31, 2003	1,090,439	$584	$71,306	160,997	$(393)	$71,497

The accompanying notes are an integral part of these consolidated financial statements.

RED SIMPSON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	December 31.

	2001	2002	2003

Cash flows from operating activities:
Net income	$9,501	$14,110	$12,011
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,212	22,052	21,589
Deferred compensation expense	4,062	5,368	2,896
Gain on sale of property, plant and equipment	12	47	(18)
Other	(19)	(80)	283
Changes in assets and liabilities; net of acquisition
Accounts receivable and work completed not billed	1,055	4,187	3,678
Inventory and other assets	(2,319)	42	337
Accounts payable and accrued expenses	(443)	(4,691)	628
Self-insurance claims	8,645	(635)	2,327

	41,706	40,400	43,731
Cash flows from investing activities:
Purchase of property and equipment	(44,534)	(8,710)	(9,883)
Proceeds from sale of property and equipment	3,722	773	63
Net cash paid on acquisition of Gillette Electric Construction, Inc.	—	—	(9,342)

	(40,812)	(7,937)	(19,162)
Cash flows from financing activities:
Proceeds from long-term debt	29,664	76,195	65,532
Payments on long-term debt	(23,521)	(101,276)	(73,540)
Payments on amounts due previous owners	(168)	(191)	(150)
Payments on deferred compensation notes payable	—	—	(360)
Distributions to stockholders	(6,697)	(7,928)	(7,987)

	(722)	(33,200)	(16,505)
Net increase (decrease) in cash and cash equivalents	172	(737)	7,943
Cash and cash equivalents at beginning of the year	715	887	150

Cash and cash equivalents at end of the year	$887	$150	$8,094

The accompanying notes are an integral part of these consolidated financial statements.

RED SIMPSON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2001, 2002 and 2003
(in thousands except share amounts)

Note A —	Significant Accounting Policies
      A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Business Activity
      Red Simpson, Inc., a Louisiana corporation, is in the electric distribution and transmission services industry and works primarily in the southern United States of America. Major types of projects include electrical distribution and transmission services and substation installation. The length of customer arrangements varies, and projects under those arrangements typically last less than one year.

Principles of Consolidation
      The consolidated financial statements include Red Simpson, Inc. and its wholly owned subsidiaries (collectively “Red Simpson” or the “Company”). All significant intercompany transactions and accounts have been eliminated in the consolidation.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and such differences may be material to the financial statements.

Revenue Recognition
      Revenues from services provided to customers are reported as earned and are recognized when services are performed. The majority of Red Simpson’s customer arrangements are unit based. Revenue on unit-based customer arrangements is recognized as the unit is completed. Revenue on hourly based services is determined based on actual labor and equipment time completed and materials used. Revenue on fixed price customer arrangements is recognized under the percentage-of-completion method based primarily on the ratio of costs incurred to date to total estimated costs under the arrangement. At the time a loss on a customer arrangement becomes known, the entire amount of the estimated ultimate loss is accrued. “Work completed not billed” primarily relates to revenues for completed but unbilled units under unit-based arrangements, as well as unbilled revenues recognized under the percentage-of-completion method for fixed price arrangements.

Retainage
      Many of the customer arrangements under which the Company performs work contain retainage provisions. Retainage refers to that portion of revenue earned by the Company but held for payment by the customer pending satisfactory completion of the project. Unless reserved, the Company assumes that all amounts retained by customers under such provisions are fully collectible. Retainage is generally collected within one year of the completion of a job.

Cash and Cash Equivalents
      The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. The Company regularly has significant amounts of cash balances in excess of the Federal Deposit Insurance Corporation maximum of $100. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

RED SIMPSON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Inventories
      Inventories consist primarily of materials and supplies used in the Company’s business and are carried at the lower of cost (first-in, first out) or market (net realizable value). No obsolescence reserve has been recorded in the period presented.

Property and Equipment
      Property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives, as follows:

Life in Years

Buildings	27.5
Office improvements	10-31.5
Vehicles, equipment and furniture	3-7
      Maintenance and repairs are expensed as incurred and major improvements are capitalized. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in income.
      The Company reviews its long-lived assets for impairment when events or changes in business conditions indicate the carrying value of the asset may not be recoverable, as required by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Impairment on assets classified as “held and used” exists when the sum of the undiscounted estimated cash flows expected is less than the carrying value. If such measurement indicates a possible impairment, the estimated fair value of the asset is compared to the net book value to measure the impairment charge, if any. When the criteria for “held for sale” has been met, the assets are recorded at the lower of carrying value or fair value, less selling costs.

Intangible Assets
      Intangible assets consist of covenants not to compete and acquired customer relationships that are amortized on a straight-line basis over their estimated useful lives of up to 4 years.

Goodwill
      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, Goodwill and Other Intangible Assets, which supersedes APB Opinion No. 17, Intangible Assets. SFAS No. 142 establishes new standards for goodwill acquired in a business combination, eliminates amortization of goodwill, and instead sets forth methods to periodically evaluate goodwill for impairment. The Company adopted SFAS No. 142 on January 1, 2002. In accordance with SFAS No. 142, the Company ceased amortization of goodwill and conducts on at least an annual basis a review of its single reporting unit to determine whether its carrying value exceeds its fair market value. Should this be the case, a detailed analysis of the reporting unit’s assets and liabilities is performed to determine whether the goodwill is impaired. Impairment losses are required to be reflected in operating income or loss in the consolidated statements of income. The information presented below reflects adjustments to information reported in 2001 as if SFAS No. 142 had been applied in those years. The adjustments include the effects of not amortizing goodwill.

	2001	2002	2003

Reported net income	$9,501	$14,110	$12,011
Add: Goodwill amortization	237	—	—

Adjusted net income	$9,738	$14,110	$12,011

RED SIMPSON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Insurance and Claim Accruals
      The Company retains the risk, up to certain limits, for automobile and general liability, workers’ compensation, and employee group health claims. A liability for unpaid claims and the associated claim expenses, including incurred but not reported losses, is actuarially determined and reflected in the consolidated financial statements as an accrued liability. The determination of such claims and expenses and the appropriateness of the related liability is periodically reviewed and updated. Because the Company retains these risks, up to certain limits, a change in experience or actuarial assumptions could materially affect results of operations in a particular period.

Income Taxes
      Beginning January 1, 1997, the Company elected to be taxed as a Subchapter S corporation. At that date, payment of income taxes became the responsibility of the stockholders. The Company may incur income taxes within the first ten years as it relates to any “built-in gain.” If the Company disposes of assets that were owned on the date of election to be taxed as a Subchapter S corporation and there is a gain, the Company would pay income taxes on the difference in the tax basis and the fair value (built-in gain) at the date of election to be taxed as a Subchapter S corporation. The Company has accrued a deferred tax liability of approximately $170 to accrue for expected built-in gains taxes.

Recently Issued Accounting Pronouncements
      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement requires certain financial instruments that could previously be accounted for by issuers as equity to be classified as liabilities or, in some cases, assets. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first fiscal period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on the Company’s financial condition or results of operations.
      In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 addresses when a company should consolidate in its financial statements the assets, liabilities and activities of a variable interest entity (VIE). It defines VIEs as entities that either do not have any equity investors with a controlling financial interest, or have equity investors that do not provide sufficient financial resources for the entity to support its activities without additional subordinated financial support. FIN 46 also requires disclosures about VIEs that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 applied immediately to variable interest entities created after January 31, 2003. The Company has not obtained an interest in a VIE subsequent to that date. A modification to FIN 46 (FIN 46(R)) was released in December 2003. FIN 46(R) delayed the effective date for VIEs created before February 1, 2003, with the exception of special-purpose entities, until the first fiscal year or interim period ending after March 15, 2004. FIN 46(R) delayed the effective date for special-purpose entities until the first fiscal year or interim period after December 15, 2003. The Company is not the primary beneficiary of any SPEs or non-SPEs at December 31, 2003.
Note B — Acquisition of Gillette Electric Construction, Inc.
      On June 8, 2003, the Company acquired 100% of the outstanding common stock of Gillette Electric Construction, Inc. for a purchase price of approximately $9,300 paid in cash. The acquisition has been accounted for as a purchase and, accordingly, the acquired assets and liabilities have been recorded at their fair values at the date of acquisition. The operating results arising from the acquisition are included in the consolidated statement of earnings from the acquisition date.

RED SIMPSON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      The following table summarizes the estimated fair values of certain assets acquired and liabilities assumed at the date of acquisition (June 8, 2003):

Current assets	$2,244
Property and equipment	1,950
Goodwill	761
Intangible assets	6,383

Total assets acquired	11,338
Current liabilities	(933)
Long-term debt	(1,063)

$9,342

      The intangible assets valued at $6,383 have a weighted average useful life of approximately 4 years. The intangible assets consist of customer relationships of $6,290 and a covenant not to compete of $93.
      The purchase price was allocated based on the fair value of the assets acquired and liabilities assumed and the excess of cost over fair value of the net assets acquired of $761 which is recorded as goodwill and will be subject to an annual test of impairment as required by SFAS No. 142, Goodwill and Other Intangible Assets.
Note C — Accounts Receivable
      Accounts receivable consists of the following:

	December 31,

	2002	2003

Billing	$31,681	$29,261
Retainage receivable	2,064	1,870
Other receivables	403	1,616

Total	34,148	32,747
Less allowance for bad debts	(25)	(317)

Accounts receivable, net	$34,123	$32,430

      The Company expects to collect all balances, including retainage, within the next twelve months.
Note D — Work Completed not Billed
      Work completed not billed consists of the following:

	December 31,

	2002	2003

Costs incurred on work in progress	$7,929	$9,368
Estimated earnings to date	762	1,321

Total costs and estimated earnings	8,691	10,689
Less billings to date	(2,993)	(5,049)

Work completed not billed	$5,698	$5,640

RED SIMPSON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      As stated in Note A, the Company performs services under unit-based and non-unit based customer arrangements. The amounts presented above aggregate the effects of these types of arrangements.
Note E — Property and Equipment
      The accompanying consolidated balance sheet includes the following property and equipment:

	December 31,

	2002	2003

Land	$612	$612
Buildings	179	198
Machinery and Equipment	170,886	175,620

Total	171,677	176,430
Less accumulated depreciation	(101,005)	(114,733)

Property and equipment, net	$70,672	$61,697

      Maintenance and repairs of property and equipment amounted to $9,043, $10,649 and $11,302 for the years ended December 31, 2001, 2002 and 2003, respectively. Depreciation expense amounted to $20,738, $21,816 and $20,762 for the years ended December 31, 2001, 2002 and 2003, respectively.
Note F — Goodwill and Intangible Assets
      Changes in the carrying amount of the Company’s goodwill and intangible assets were as follows:

		Intangible	Accumulated
	Goodwill	Assets	Amortization

Balance at January 1, 2001	$5,023	$50	$(50)
Amortization	(237)	—	—
Balance at December 31, 2001	4,786	50	(50)
Balance at December 31, 2002	4,786	50	(50)
Acquisition of Gillette Electric	761	6,383	—
Amortization	—	—	(826)

Balance at December 31, 2003	$5,547	$6,433	$(876)

      The following table summarizes the carrying amounts and amortization of intangible assets:

	December 31,

	2002		2003

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortized intangible assets:
Covenants not to compete	$50	$50	$143	$61
Customer relationships	—	—	6,290	815

	$50	$50	$6,433	$876

RED SIMPSON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Aggregate amortization expense:
      For the years ended December 31

2001	$237
2002	—
2003	826
      Estimated amortization expense for the years ended December 31:

2004	$1,416
2005	$1,416
2006	$1,416
2007	$1,300
2008	$8
Note G — Long-Term Debt
      Long-term debt consisted of the following:

	December 31,

	2002	2003

Open lines of credit for $37,000 and $60,000 with Red River Bank with a monthly interest rate calculated as a three-month LIBOR rate plus 1%, due November 12, 2004 and December 2005	$6,375	$—
$72 note payable to Max Green for the land and office building. Interest is payable annually at a rate of 7%	72	64
$5,900 installment note payable to Red River Bank with a 7.5% interest rate, maturing May 2003	701	—
Various term loans with Ford Motor Credit financing the purchase of vehicles at 0% interest	—	140

	7,148	204
Less current maturities	(709)	(84)

	$6,439	$120

      During the year ended December 31, 2003, the Company repaid all outstanding indebtedness under all lines of credit with Red River Bank. As of December 31, 2003, there were approximately $20,100 of standby letters of credit issued by Red River Bank on behalf of the Company.
      Under the terms of the credit agreements with Red River Bank, the Company is not required to comply with any financial covenants. Red Simpson has pledged collateral securing these lines of credit with a blanket security interest in substantially all equipment, vehicles, rolling stock, machinery, inventory, furniture and fixtures.
      The President of the Company is a member of the Board of Directors of Red River Bank.

RED SIMPSON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Aggregate maturities of long-term debt for the five years following December 31, 2003 and thereafter are as follows:

Amount

2004	$84
2005	69
2006	11
2007	8
2008	8
Thereafter	24

$204

Note H — Income Taxes
      As discussed in Note A, the Company has elected to be taxed as a Subchapter S corporation. In certain states, taxes must be paid at the corporate level. For the years ended December 31, 2001, 2002 and 2003, state tax expense was approximately $212, $485 and $406, respectively.
      The Company has made a number of acquisitions during the past several years. In these acquisitions, the Company acquired all of the outstanding stock of the acquired companies and they became a subsidiary of the Company. These acquired companies were C corporations and have been inactive since the acquisitions. The Company is of the opinion there was a de facto liquidation of these corporations. If the Internal Revenue Service were to disagree with the Company’s position, income tax could be assessed on the corporations. Any tax due would ultimately be the responsibility of the stockholders of Red Simpson, Inc.
      Had the Company been subject to Federal income taxes, it would have recorded approximately $2,200, $4,400, and $5,200 in income tax expense for the years ended December 31, 2001, 2002 and 2003, respectively.
Note I — Employee Benefit Plans
      The Company sponsors a 401(k) defined contribution plan that provides retirement benefits to all employees that elect to participate. Under the plan, participating employees may defer up to 15% of their base pre-tax compensation. Contributions by the Company are discretionary. During the years ended December 31, 2001, 2002 and 2003, the Company contributed approximately $618, $689, and $635, respectively, related to this plan.

RED SIMPSON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Effective January 1, 1997, the Company adopted a non-qualified deferred compensation plan for select employees. The plan is not funded and the balance is payable over four to five years after employment termination and is reflected in the deferred compensation balance. The net accruals were as follows:

Balance at January 1, 2001	$12,963
Conversion to notes payable deferred compensation	(2,075)
Expense	4,062

Balance at December 31, 2001	14,950
Conversion to notes payable deferred compensation	(1,068)
Expense	5,368

Balance at December 31, 2002	19,250
Conversion to notes payable deferred compensation	(988)
Expense	2,896

Balance at December 31, 2003	$21,158

Note J — Related Party Transactions
      The Company leases its corporate headquarters from Simpson-Noles, LLC, of which the Company owned a 50% interest. The future minimum lease commitments under this arrangement include monthly rental payments in the amount of $12 for the duration of the agreement, which has an indefinite life. Rent expense for the years ended December 31, 2001, 2002 and 2003 was approximately $145 each year.
Note K — Major Customers and Concentration of Credit Risk
      Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of accounts receivable. The Company has not incurred significant bad debts in the past, and expects that the allowance for doubtful accounts is reasonable based on historic experience and current composition of its accounts receivable. During the year ended December 31, 2001, the Company had sales to three customers that exceeded 10% of total revenues at 18.6%, 13.2% and 10.2%. During the year ended December 31, 2002, the Company had sales to two customers that exceeded 10% of total revenues at 13.2% and 13.5%. For the year ended December 31, 2003, the Company had sales to three customers that exceeded 10% of total revenues at 14.9%, 14% and 11.7%. The Company performs periodic credit evaluations of its customers’ financial condition, but generally does not require collateral. Credit losses have generally been within management’s estimates.
Note L — Commitments and Contingencies

Litigation
      The Company is involved in various claims and legal proceedings. These cases are, in the opinion of management, ordinary, routine matters incidental to the normal business conducted by the Company. Management believes that the ultimate disposition of such proceedings will not have a materially adverse effect on the Company’s consolidated financial statements.

Guarantees
      The Company guarantees two term loans of Simpson-Noles LLC, a related party joint venture in which the Company owns a 50% interest. Should Simpson-Noles LLC be unable to perform under the terms of the loan, the Company could be held responsible for the ultimate repayment of the loans. At

RED SIMPSON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
December 31, 2003, the outstanding loans were approximately $1,800. The Company has not experienced material adverse results from such guarantee and foresees no further material adverse impact on the financial position, results of operations or cash flows of the Company. As a result, the Company has not recorded a liability on the balance sheet associated with this risk.
      The Company has many customer arrangements that require the Company to indemnify the other party against loss from claims. Also, the Company is required to indemnify its bonding agent in the event of non-performance. The Company has not experienced material losses under these arrangements and foresees no future material adverse impact on financial position, results of operations or cash flows.
Note M — Subsequent Events
      Effective July 1, 2004, the Company entered into a stock purchase agreement with Pike Electric, Inc. In relation to the stock purchase agreement, the Company sold its interests in the Simpson-Noles, LLC and RSA Aviation, LLC to former stockholders.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Red Simpson, Inc.
      We have audited the accompanying consolidated balance sheets of Red Simpson, Inc. (a Louisiana corporation) and Subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the six-month periods then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Red Simpson, Inc. and Subsidiaries as of June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the six-month periods then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ Grant Thornton LLP
Houston, Texas
December 22, 2004

RED SIMPSON, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	June 30,

	2003	2004

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,016	$2,173
Accounts receivable	30,479	35,042
Work completed not billed	7,443	7,027
Inventory	1,399	1,499
Prepaid expenses	3,040	1,650

Total current assets	44,377	47,391
PROPERTY AND EQUIPMENT, NET	65,821	55,996
OTHER ASSETS
Goodwill	5,547	5,547
Intangible assets, net	6,265	4,840
Other	960	1,383

Total other assets	12,772	11,770

	$122,970	$115,157

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$5,358	$6,093
Accrued liabilities	2,451	1,885
Accrued payroll and related liabilities	6,112	4,954
Current portion of notes payable, deferred compensation	447	—
Insurance and claim accruals	3,579	4,480
Current portion of long-term debt	7,161	—

Total current liabilities	25,108	17,412
LONG-TERM LIABILITIES
Insurance and claim accruals	6,644	8,682
Notes payable, deferred compensation, net of current portion	1,586	—
Deferred compensation	20,537	23,074
Long-term debt, net of current portion	164	—
Amounts due to previous owners	3,060	2,915
Other	346	—

Total long-term liabilities	32,337	34,671

	57,445	52,083
STOCKHOLDERS’ EQUITY
Common stock, no par value; 2,000,000 shares authorized; 1,090,439 shares issued; 929,442 shares outstanding	584	584
Retained earnings	65,334	62,883
Treasury stock 160,997 shares, at cost	(393)	(393)

Total stockholders’ equity	65,525	63,074

	$122,970	$115,157

RED SIMPSON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands)

	Six Months Ended
	June 30,

	2003	2004

Revenues	$91,121	$95,543
Cost of Operations	80,147	85,390

Gross profit	10,974	10,153
General and administrative expenses	4,928	6,323
Transaction expenses	—	5,573

Income from operations	6,046	(1,743)
Other expenses:
Interest expense	142	38
Other	118	—

Total other expenses	260	38

Income (loss) before income taxes	5,786	(1,781)
Income tax expense	271	182

Net income (loss)	$5,515	$(1,963)

The accompanying notes are an integral part of these financial statements.

RED SIMPSON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands, except share amounts)

	Six Months Ended June 30, 2003

	Common Stock			Treasury Stock
			Retained
	Shares	Amount	Earnings	Shares	Amount	Total

Balance at January 1, 2003	1,090,439	$584	$67,283	160,997	$(393)	$67,474
Net income	—	—	5,515	—	—	5,515
Distributions to stockholders	—	—	(7,464)	—	—	(7,464)

Balance at June 30, 2003	1,090,439	$584	$65,334	160,997	$(393)	$65,525

RED SIMPSON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY — (continued)
(in thousands, except share amounts)

	Six Months Ended June 30, 2004

	Common Stock			Treasury Stock
			Retained
	Shares	Amount	Earnings	Shares	Amount	Total

Balance at January 1, 2004	1,090,439	$584	$71,307	160,997	$(393)	$71,498
Net loss	—	—	(1,963)	—	—	(1,963)
Distributions to stockholders	—	—	(6,461)	—	—	(6,461)

Balance at June 30, 2004	1,090,439	$584	$62,883	160,997	$(393)	$63,074

The accompanying notes are an integral part of these financial statements.

RED SIMPSON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)

	Six Months Ended
	June 30,

	2003	2004

Cash flows from operating activities
Net income (loss)	$5,515	$(1,963)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	10,621	10,158
Deferred compensation expense	1,501	2,006
Gain on sale of property and equipment	(99)	(840)
Other	136	4
Changes in assets and liabilities
Accounts receivable and work completed not billed	4,007	(3,998)
Inventory and other assets	965	1,489
Accounts payable, accrued expenses and other	604	1,423
Insurance and claim accruals	40	(2,041)

Net cash provided by operating activities	23,290	6,238
Cash flows from investing activities
Purchase of property and equipment	(9,343)	(5,655)
Proceeds from sale of property and equipment	63	2,755
Net cash paid on acquisition of Gillette Electric Construction, Inc.	(3,666)	—

Net cash used in investing activities	(12,946)	(2,900)
Cash flows from financing activities
Payments on long-term debt	(46,956)	(204)
Proceeds from long-term debt	46,070	—
Payments on notes payable — deferred compensation	(70)	(2,594)
Payments on amounts due to previous owners	(58)	—
Distributions to stockholders	(7,464)	(6,461)

Net cash used by financing activities	(8,478)	(9,259)

Net (decrease) increase in cash and cash equivalents	1,866	(5,921)
Cash and cash equivalents at beginning of year	150	8,094

Cash and cash equivalents at end of year	$2,016	$2,173

Supplemental disclosures
Cash paid for
Interest	$164	$33
Income taxes	271	182
Issuance of notes for deferred compensation liability	214	90
The accompanying notes are an integral part of these financial statements.

RED SIMPSON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2003 and 2004
(in thousands, except share amounts)
Note A — Summary of Significant Accounting Policies
      A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Business Activity
      Red Simpson, Inc., a Louisiana corporation, is in the electric distribution and transmission services industry and works primarily in the southern United States of America. Major types of projects include electrical distribution and transmission services and substation installation. The length of customer arrangements varies, and projects under those arrangements typically last less than one year.

Principles of Consolidation
      The consolidated financial statements include Red Simpson, Inc. and its wholly owned subsidiaries (collectively “Red Simpson” or the “Company”). All significant intercompany transactions and accounts have been eliminated in the consolidation.
      In June 2004, the Company transferred its 50% ownership interest in Simpson-Noles, LLC to John Simpson, President of Red Simpson (see Note B). Prior to the disposal, the Company accounted for this interest under the equity method of accounting.
      In June 2004, the Company sold its 100% ownership interest in RSA Aviation, LLC to a stockholder for $750 (see Note B). Effective July 1, 2004, Red Simpson entered into a stock purchase agreement with Pike Electric, Inc. (see Note B).

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and such differences may be material to the financial statements.

Revenue Recognition
      Revenues from services provided to customers are reported as earned and are recognized when services are performed. The majority of Red Simpson’s customer arrangements are unit based. Revenue on unit-based customer arrangements is recognized as the unit is completed. Revenue on hourly based services is determined based on actual labor and equipment time completed and materials used. Revenue on fixed price customer arrangements is recognized under the percentage-of-completion method based primarily on the ratio of costs incurred to date to total estimated costs under the arrangement. At the time a loss on a customer arrangement becomes known, the entire amount of the estimated ultimate loss is accrued. “Work completed not billed” primarily relates to revenues for completed but unbilled units under unit-based arrangements, as well as unbilled revenues recognized under the percentage-of-completion method for fixed price arrangements.

Retainage
      Many of the customer arrangements under which the Company performs work contain retainage provisions. Retainage refers to that portion of revenue earned by the Company but held for payment by the customer pending satisfactory completion of the project. Unless reserved, the Company assumes that

RED SIMPSON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
all amounts retained by customers under such provisions are fully collectible. Retainage is generally collected within one year of the completion of a job.

Cash and Cash Equivalents
      The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. The Company regularly has significant amounts of cash balances in excess of the Federal Deposit Insurance Corporation maximum of $100. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Inventories
      Inventories consist primarily of materials and supplies used in the Company’s business and are carried at the lower of cost (first-in, first out) or market (net realizable value). No obsolescence reserve has been recorded in the period presented.

Property and Equipment
      Property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives, as follows:

Life in Years

Buildings	27.5
Office improvements	10-31.5
Vehicles, equipment and furniture	3-7
      Maintenance and repairs are expensed as incurred and major improvements are capitalized. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in income.
      The Company reviews its long-lived assets for impairment when events or changes in business conditions indicate the carrying value of the asset may not be recoverable, as required by Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Impairment on assets classified as “held and used” exists when the sum of the undiscounted estimated cash flows expected is less than the carrying value. If such measurement indicates a possible impairment, the estimated fair value of the asset is compared to the net book value to measure the impairment charge, if any. When the criteria for “held for sale” has been met, the assets are recorded at the lower of carrying value or fair value, less selling costs.

Intangible Assets
      Intangible assets consist of covenants not to compete and acquired customer relationships that are amortized on a straight-line basis over their estimated useful lives of up to 4 years.

Goodwill
      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, Goodwill and Other Intangible Assets, which supersedes APB Opinion No. 17, Intangible Assets. SFAS No. 142 establishes new standards for goodwill acquired in a business combination, eliminates amortization of goodwill, and instead sets forth methods to periodically evaluate goodwill for impairment. The Company adopted SFAS No. 142 on January 1, 2002. In accordance with SFAS No. 142, the Company ceased amortization of goodwill and conducts on at least an annual basis a review of its single reporting unit to determine whether its carrying value exceeds its fair market value. Should this be the case, a detailed

RED SIMPSON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
analysis of the reporting unit’s assets and liabilities is performed to determine whether the goodwill is impaired. Impairment losses are required to be reflected in operating income or loss in the consolidated statements of income.

Insurance and Claim Accruals
      The Company retains the risk, up to certain limits, for automobile and general liability, workers’ compensation, and employee group health claims. A liability for unpaid claims and the associated claim expenses, including incurred but not reported losses, is actuarially determined and reflected in the consolidated financial statements as an accrued liability. The determination of such claims and expenses and the appropriateness of the related liability is periodically reviewed and updated. Because the Company retains these risks, up to certain limits, a change in experience or actuarial assumptions could materially affect results of operations in a particular period.

Income Taxes
      Beginning January 1, 1997, the Company elected to be taxed as a Subchapter S corporation. At that date, payment of income taxes became the responsibility of the shareholders. The Company may incur income taxes within the first ten years as it relates to any “built-in gain.” If the Company disposes of assets that were owned on the date of election to be taxed as a Subchapter S corporation and there is a gain, the Company would pay income taxes on the difference in the tax basis and the fair value (built-in gain) at the date of election to be taxed as a Subchapter S corporation. The Company has accrued a deferred tax liability of approximately $170 to accrue for expected built-in gains taxes.

Recently Issued Accounting Pronouncements
      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement requires certain financial instruments that could previously be accounted for by issuers as equity to be classified as liabilities or, in some cases, assets. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first fiscal period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on the Company’s financial condition or results of operations.
      In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 addresses when a company should consolidate in its financial statements the assets, liabilities and activities of a variable interest entity (VIE). It defines VIEs as entities that either do not have any equity investors with a controlling financial interest, or have equity investors that do not provide sufficient financial resources for the entity to support its activities without additional subordinated financial support. FIN 46 also requires disclosures about VIEs that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 applied immediately to variable interest entities created after January 31, 2003. The Company has not obtained an interest in a VIE subsequent to that date. A modification to FIN 46 (FIN 46(R)) was released in December 2003. FIN 46(R) delayed the effective date for VIEs created before February 1, 2003, with the exception of special-purpose entities, until the first fiscal year or interim period ending after March 15, 2004. FIN 46(R) delayed the effective date for special-purpose entities until the first fiscal year or interim period after December 15, 2003. The Company is not the primary beneficiary of any SPEs or non-SPEs at June 30, 2004.

RED SIMPSON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Note B — Sale of Red Simpson, Inc. to Pike Electric, Inc.
      Effective July 1, 2004, the Company entered into a stock purchase agreement with Pike Electric, Inc. Proceeds from the sale were used to pay off the notes payable with Red River Bank, Max Green and Ford Motor Credit. In relation to the stock purchase agreement, the Company sold its interests in Simpson-Noles, LLC and RSA Aviation, LLC to former stockholders.
Note C — Accounts Receivable
      Accounts receivable consists of the following:

	June 30,

	2003	2004

Billing	$27,896	$33,303
Retainage receivable	1,535	1,739
Other	1,209	—

	30,640	35,042
	(161)	—

Accounts receivable	$30,479	$35,042

The Company expects to collect all balances, including retainage, within the next twelve months.
Note D — Work Completed Not Billed
      Work completed not billed consists of the following:

	June 30,

	2003	2004

Costs incurred on work in progress	$5,784	$10,163
Estimated to date earnings	1,659	1,862

Total costs and estimated earnings	7,443	12,025
Less: billings to date	—	(4,998)

Work completed not billed	$7,443	$7,027

As stated in Note A, the Company performs services under unit-based and non-unit based customer arrangements. The amounts presented above aggregate the effects of these types of arrangements.

RED SIMPSON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Note E —	Property and Equipment
      The accompanying consolidated balance sheet includes the following property and equipment:

	June 30,

	2003	2004

Land	$612	$198
Buildings	198	238
Machinery and equipment	171,545	176,098

Total	172,355	176,534
Less accumulated depreciation	106,534	120,538

Property and equipment, net	$65,821	$55,996

      Maintenance and repairs of property and equipment amounted to $5,531 and $5,741 for the six months ended June 30, 2003 and 2004, respectively. Depreciation expense amounted to $10,503 and $9,440 for the six months ended June 30, 2003 and 2004, respectively.

Note F —	Goodwill and Intangible Assets
      Changes in the carrying amount of the Company’s goodwill and intangible assets were as follows:

	Six Months Ended June 30, 2003

		Intangible	Accumulated
	Goodwill	Assets	Amortization

Balance at January 1, 2003	$4,786	$50	$(50)
Acquisition of Gillette Electric Construction, Inc.	761	6,383	—
Amortization	—	—	(118)

Balance at June 30, 2003	$5,547	$6,433	$(168)

	Six Months Ended June 30, 2004

		Intangible	Accumulated
	Goodwill	Assets	Amortization

Balance at January 1, 2004	$5,547	$6,433	$(876)
Amortization	—	—	(717)

Balance at June 30, 2004	$5,547	$6,433	$(1,593)

      The following table summarizes the carrying amounts and amortization of intangible assets:

	June 30, 2003		June 30, 2004

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortized intangible assets:
Covenants not to compete	$143	$52	$143	$70
Customer relationships	6,290	116	6,290	1,523

	$6,433	$168	$6,433	$1,593

      Aggregate amortization expense for the six months ended June 30, 2003 and 2004 was $118 and $717, respectively.

RED SIMPSON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Estimated amortization expense for the years ended December 31:

2005	$1,416
2006	1,416
2007	1,300
2008	8
2009	—
Note G — Long-Term Debt
      Long-term debt consists of the following:

	June 30,

	2003	2004

Line of credit of $60,000 with Red River Bank, paid in full during 2004	$7,039	$—
$72 note payable to Max Green for the land and Marshall office building, paid in full during 2004	64	—
Various term loans with Ford Motor Credit, paid in full during 2004	222	—

	7,325	—
Less: current maturities	7,161	—

	$164	$—

Note H — Income Taxes
      As discussed in Note A, the Company has elected to be taxed as a Subchapter S corporation. In certain states, taxes must be paid at the corporate level. For the six months ended June 30, 2003 and 2004, state tax expense was approximately $271 and $182, respectively.
      The Company has made a number of acquisitions during the past several years. In these acquisitions, the Company acquired all of the outstanding stock of the acquired companies and they became a subsidiary of the Company. These acquired companies were C corporations and have been inactive since the acquisitions.
      Had the Company been subject to Federal income taxes, it would have recorded approximately $2,000 and $1,700 in income tax benefit for the six months ended June 30, 2003 and 2004, respectively.
Note I — Employee Benefit Plans
      The Company sponsors a 401(k) defined contribution plan that provides retirement benefits to all employees that elect to participate. Under the plan, participating employees may defer up to 15% of their base pre-tax compensation. Contributions by the Company are discretionary. During the six months ended June 30, 2003 and 2004, the Company contributed approximately $339 and $309, respectively related to this plan.
      Effective January 1, 1997, the Company adopted a non-qualified deferred compensation plan for select employees. The plan is not funded and the balance is payable over four to five years after employment

RED SIMPSON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
termination and is reflected in the deferred compensation balance. The net accruals for the six months ended June 30, 2003 and 2004 were as follows:

Balance at January 1, 2003	$19,250
Conversion to notes payable deferred compensation	(214)
Expense	1,501

Balance at June 30, 2003	$20,537

Balance at January 1, 2004	$21,158
Conversion to notes payable deferred compensation	(90)
Expense	2,006

Balance at June 30, 2004	$23,074

Note J —	Related Party Transactions
      The Company leases its corporate headquarters from the Simpson-Noles, LLC, of which the Company owned a 50% interest until June 30, 2004. The future minimum lease commitments under this arrangement include monthly rental payments in the amount of $12 for the duration of the agreement, which has an indefinite life. Rent expense for the six months ended June 30, 2003 and 2004 was approximately $73 and $72, respectively.

Note K —	Major Customers and Concentration of Credit Risk
      Almost all of the Company’s revenues are generated from work performed with utility companies and municipalities throughout the southern United States of America. While the individual jobs may be short-term in nature, relationships with these entities may be longstanding. The Company had four customers that made up 47% and 56% of total revenues during the six months ended June 30, 2003 and 2004, respectively.
      Financial instruments which subject the Company to concentrations of credit risk consist almost entirely of trade accounts receivable. The Company has not incurred significant bad debts in the past, and expects that the lack of any allowance for doubtful accounts is reasonable based on historic experience and current composition of its account receivable.

Note L —	Commitments and Contingencies

Litigation
      The Company is involved in various claims and legal proceedings. These cases are, in the opinion of management, ordinary, routine matters incidental to the normal business conducted by the Company. Management believes that the ultimate disposition of such proceedings will not have a materially adverse effect on the Company’s consolidated financial statements.

Guarantees
      The Company has many customer arrangements that require the Company to indemnify the other party against loss from claims. Also, the Company is required to indemnify its bonding agent in the event of non-performance. The Company has not experienced material losses under these arrangements and foresees no future material adverse impact on financial position, results of operations or cash flows.

Overhead Distribution Transformer Replacement Underground Distribution Trenching & Boring Overhead Distribution Hot Stick Work Procedure Hurricane Damage Emergency Power Restoration

13,500,000 Shares
Pike Electric Corporation
Common Stock

PROSPECTUS
July 26, 2005

Citigroup	JPMorgan

Robert W. Baird & Co.	Friedman Billings Ramsey
         No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus may only be accurate on the date of this document.
      We have not undertaken any efforts to qualify this offering for offers to individual investors in any jurisdiction outside the United States. Therefore, individual investors located outside the United States should not expect to be eligible to participate in this offering.
      Through and including August 20, 2005 (the 25th day after the date of this prospectus) all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.